SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2013

(Commission File No. 001-33356),

Gafisa S.A.
(Translation of Registrant's name into English)

Av. Nações Unidas No. 8501, 19th floor
São Paulo, SP, 05425-070
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes ______ No ___X___

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ______ No ___X___

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ______ No ___X___

If “Yes” is marked, indicate below the file number assigned
to the registrant in connection with Rule 12g3-2(b): N/A

Financial Statements

(A free translation from Portuguese into English of
individual and consolidated financial statements)

Gafisa S.A.

December 31, 2012

with Independent Auditor’s Report

on the Financial Statements

Gafisa S.A.

Financial Statements

December 31, 2012

Table of contents

Audited financial statements

Gafisa S.A.

Balance sheet

December 31, 2012

(In thousands of Brazilian Reais)

		Company		Consolidated
	Notes	2012	2011	2012	2011
Assets
Current assets
Cash and cash equivalents	4.1	95,836	32,226	627,137	137,598
Short-term investments	4.2	307,704	90,962	1,054,151	846,062
Trade accounts receivable	5	826,531	1,390,694	2,915,253	3,962,574
Properties for sale	6	730,869	504,489	2,130,195	2,049,084
Receivables from related parties	22.1	156,494	118,146	188,817	84,207
Land available for sale	8	14,000	65,969	173,931	93,188
Derivative financial instruments	21.i.b	5,088	4,418	9,224	7,735
Prepaid expenses	-	40,470	41,947	63,694	73,532
Other accounts receivable and other	7	16,259	26,503	56,288	60,378
Total current assets		2,193,251	2,275,354	7,218,690	7,314,358

Non-current assets
Trade accounts receivable	5	237,485	169,666	976,253	863,874
Properties for sale	6	194,765	405,958	330,488	798,206
Receivables from related parties	22.1	80,327	59,066	76,002	104,059
Derivative financial instruments	21.i.b	5,480	-	10,443	-
Other accounts receivable	7	119,948	95,869	182,185	143,850
		638,005	730,559	1,575,371	1,909,989

Investments	9	3,547,195	3,616,333	-	-
Property and equipment	10	16,908	12,074	46,846	52,793
Intangible assets	11	39,847	30,969	230,087	229,484
		3,603,950	3,659,376	276,933	282,277

Total non-current assets		4,241,955	4,389,935	1,852,304	2,192,266

Total assets		6,435,206	6,665,289	9,070,994	9,506,624

Gafisa S.A.

		Company		Consolidated
	Notes	2012	2011	2012	2011
Liabilities
Current liabilities
Loans and financing	12	356,781	468,455	812,483	843,283
Loans and financing – reclassified as current due to default	12	-	253,333	-	292,260
Debentures	13	184,279	140,215	346,360	303,239
Debentures – reclassified as current due to default	13	-	1,145,961	-	1,595,961
Payable for purchase of properties and advances from customers	18	246,218	232,792	527,111	610,555
Payables for materials and service suppliers	-	44,484	54,295	167,008	135,720
Income and social contribution tax	-	27,919	50,868	259,160	250,578
Salaries, payroll charges and profit sharing	-	46,901	26,996	105,372	75,002
Minimum mandatory dividends	-	-	-	13,389	11,774
Provision for legal claims	17	58,570	34,875	58,570	34,875
Obligations assumed on the assignment of receivables	14	70,360	32,567	175,874	70,745
Payables to venture partners	15	110,513	139,907	161,373	219,796
Payables to related parties	22.1	473,214	198,197	75,562	97,937
Other payables	16	90,953	98,773	177,328	274,214
Total current liabilities		1,710,192	2,877,234	2,879,590	4,815,939

Non-current
Loans and financing	12	818,973	444,705	1,367,960	721,067
Debentures	13	989,620	-	1,389,543	-
Payables for purchase of properties and advances from customers	18	34,189	53,467	91,706	177,135
Deferred income and social contribution tax	20	63,926	66,801	81,477	83,002
Provision for legal claims	17	69,797	73,722	149,790	134,914
Obligations assumed on the assignment of receivables	14	62,423	264,342	160,906	431,226
Payables to venture partners	15	119,535	200,056	162,333	253,390
Other payables	16	22,047	36,489	95,322	142,857
Total non-current liabilities		2,180,510	1,139,582	3,499,037	1,943,591

Equity
Capital	19.1	2,735,794	2,734,157	2,735,794	2,734,157
Treasury shares	19.1	(1,731)	(1,731)	(1,731)	(1,731)
Capital reserves and reserve for granting stock options		36,964	18,066	36,964	18,066
Accumulated losses	19.2	(226,523)	(102,019)	(226,523)	(102,019)
		2,544,504	2,648,473	2,544,504	2,648,473
Noncontrolling interest		-	-	147,863	98,621
Total equity		2,544,504	2,648,473	2,692,367	2,747,094
Total liabilities and equity		6,435,206	6,665,289	9,070, 994	9,506,624

See accompanying notes to the financial statements.

Gafisa S.A.

Statement of operations

Year ended December 31, 2012

(In thousands of Brazilian Reais, except if stated otherwise)

		Company		Consolidated
	Notes	2012	2011	2012	2011

Net operating revenue	23	1,202,980	1,008,747	3,953,282	2,940,506

Operating costs
Real estate development and sales	24	(906,310)	(947,458)	(2,941,025)	(2,678,338)

Gross profit		296,670	61,289	1,012,257	262,168

Operating (expenses) income
Selling expenses	24	(113,092)	(127,209)	(308,333)	(393,181)
General and administrative expenses	24	(138,855)	(95,845)	(346,693)	(251,458)
Equity pick-up	9	75,711	(443,758)	-	-
Depreciation and amortization	10 and 11	(49,194)	(50,603)	(87,584)	(83,428)
Other income (expenses), net	24	(26,441)	(62,680)	(97,842)	(34,540)
Expenses for impairment of non-financial assets	6, 8 and 11	-	(44,568)	-	(102,485)

Income (loss) before financial income and expenses and income and social contribution taxes		44,799	(763,374)	171,805	(602,924)

Financial expenses	25	(190,410)	(173,667)	(287,569)	(252,876)
Financial income	25	18,294	36,521	80,629	92,973

Income (loss) before income and social contribution taxes		(127,317)	(900,520)	(35,135)	(762,827)

Current income and social contribution taxes		(61)	-	(42,753)	(73,207)
Deferred income and social contribution taxes		2,874	(44,348)	1,525	(69,155)

Total income and social contribution taxes	20.i	2,813	(44,348)	(41,228)	(142,362)

Loss for the year		(124,504)	(944,868)	(76,363)	(905,189)

(-)Attributable to:
Noncontrolling interests		-	-	48,141	39,679
Owners of Gafisa		(124,504)	(944,868)	(124,504)	(944,868)

Weighted average number of shares(in thousands)	28	432,246	431,586

Basic loss per thousand shares - In Reais (Company)	28	(0.2880)	(2.1893)
Diluted loss per Thousand shares - In Reais (Company)	28	(0.2880)	(2.1893)

See accompanying notes to the financial statements.

Gafisa S.A.

Statement of comprehensive income

Year ended December 31, 2012

 (In thousands of Brazilian Reais, except if stated otherwise)

	Company		Consolidated
	2012	2011	2012	2011

Loss for the year	(124,504)	(944,868)	(76,363)	(905,189)

Total comprehensive income, net of taxes	(124,504)	(944,868)	(76,363)	(905,189)

Attributable to:
Owners of Gafisa	(124,504)	(944,868)	(124,504)	(944,868)
Noncontrolling interests	-	-	48,141	39,679

See accompanying notes to the financial statements.

Gafisa S.A.

Statement of changes in equity

Year ended December 31, 2012

(In thousands of Brazilian Reais)

		Attributable to owners
						Income reserves
	Notes	Capital	Treasury shares	Legal reserve	Reserve for granting shares	Legal reserve	Statutory reserve	Retained earnings	Accumulated losses	Total company	Noncontrolling interests	Total consolidated
Balances at December 31, 2010 (restated)		2,729,198	(1,731)	295,445	434	44,986	463,885	38,533	-	3,570,750	61,422	3,632,172

Capital increase	19.1	4,959	-	-	-	-	-	-	-	4,959	-	4,959
Stock option plan	19.3	-	-	-	17,632	-	-	-	-	17,632	328	17,960
Noncontrolling interest in SPEs of subsidiaries	-	-	-	-	-	-	-	-	-	-	4,846	4,846
Minimum mandatory dividends	-	-	-	-	-	-	-	-	-	-	(7,654)	(7,654)
Loss for the year	-	-	-	-	-	-	-	-	(944,868)	(944,868)	39,679	(905,189)
Absorption of loss for the year with income and capital reserves	19.2	-	-	(295,445)	-	(44,986)	(463,885)	(38,533)	842,849	-	-	-

Balances at December 31, 2011		2,734,157	(1,731)	-	18,066	-	-	-	(102,019)	2,648,473	98,621	2,747,094

Capital increase	19.1	1,637	-	-	-	-	-	-	-	1,637	12,436	14,073
Stock option plan	19.3	-	-	-	18,898	-	-	-	-	18,898	(1,521)	17,377
Minimum mandatory dividends	-	-	-	-	-	-	-	-	-	-	(9,814)	(9,814)
Loss for the year	-	-	-	-	-	-	-	-	(124,504)	(124,504)	48,141	(76,363)
Accumulated losses	19.2	-	-	-	-	-	-	-	-	-	-	-

Balances at December 31, 2012		2,735,794	(1,731)	-	36,964	-	-	-	(226,523)	2,544,504	147,863	2,692,367

See accompanying notes to the financial statements.

Gafisa S.A.

Statement of cash flows

Year ended December 31, 2012

(In thousands of Brazilian Reais)

	Company		Consolidated

	2012	2011	2012	2011
Operating activities
Loss before income and social contribution tax	(127,317)	(900,520)	(35,135)	(762,827)
Expenses (income) not affecting cash and cash equivalents:
Depreciation and amortization (Notes 10 and 11)	49,194	50,603	87,584	83,428
Expenses for stock option plans (Note 19.3)	18,319	15,429	27,640	19,282
Unrealized interests and charges, net	81,425	83,908	114,956	111,151
Warranty provision (Note 16)	3,336	2,619	20,633	14,690
Provision for legal claims and commitments (Note 17)	50,956	37,467	94,887	57,902
Provision for profit sharing	29,433	71	64,011	17,196
Allowance for doubtful accounts and cancelled contracts (Note 5)	11,444	5,585	(39,755)	67,056
Provision for realization of non-financial assets:
Properties for sale (Note 6)	(6,643)	6,643	(8,744)	50,049
Land for sale (Note 8)	(21,941)	27,495	(28,876)	42,006
Intangible assets (Note 11)	11,690	10,430	11,690	10,430
Equity pick-up (Note 9)	(75,711)	443,758	-	-
Financial instruments (Note 21)	(6,150)	(4,418)	(12,014)	(7,735)
Provision for penalties due to delay in construction works (Note 16)	(3,792)	12,675	(13,946)	51,211
Write-off of property and equipment, net (Notes 10 e 11)	6,456	6,646	9,471	9,579
Write-off of investments (Note 9)	13,400	-	-	-

Decrease (increase) in operating assets
Trade accounts receivable	242,962	106,913	580,455	58,470
Properties for sale and land available for sale	65,366	(128,663)	343,484	(826,461)
Other accounts receivable	(1,069)	65,051	(24,229)	(27,682)
Prepaid expenses	1,477	(29,467)	9,838	(52,317)

Increase (decrease) in operating liabilities
Payables for purchase of properties and advances from customers	(5,852)	116,969	(168,873)	189,631
Taxes and contributions	(22,949)	(28,899)	39,439	19,690
Materials and service suppliers	(9,811)	(5,040)	31,288	(54,741)
Salaries, payable charges and bonus payable	(9,527)	(11,493)	(33,641)	(14,348)
Other obligations	(88,323)	(23,970)	(218,766)	100,992
Transactions with related parties	349,901	271,156	(126,842)	88,925
Paid income and social contribution tax	-	-	(73,610)	(54,288)

Cash and cash equivalents from (used in) operating activities	556,274	130,948	650,945	(808,711)

Investing activities
Purchase of property and equipment and intangible assets (Notes 10 and 11)	(69,362)	(51,877)	(114,805)	(105,625)
Purchase of short-term investments	(1,246,017)	(2,521,132)	(4,781,462)	(2,396,624)
Redemption of short-term investments	1,029,275	2,921,464	4,573,373	2,495,328
Increase in investments	(5,640)	(931,940)	-	-
Dividends received (Note 9)	25,333	26,317	-	-

Cash used in investing activities	(266,411)	(557,168)	(322,894)	(6,921)

Financing activities
Capital increase	1,637	4,959	1,637	4,959
Redeemable shares of Credit Rights Investment Fund (FIDC)	-	-	6,642	(15,120)
Increase in loans, financing and debentures	667,115	706,176	1,419,044	1,009,716
Payment of loans, financing and debentures - principal	(621,293)	(290,770)	(1,035,853)	(380,557)
Payment of loans, financing and debentures - interest	(230,263)	(211,144)	(337,610)	(274,608)
Assignment of receivables	77,812	259,195	229,051	415,244
Payables to venture partners	(100,000)	39,963	(149,480)	68,922
Dividends paid	-	(98,812)	-	(98,812)
Loan transactions with related parties	(21,261)	(17,213)	28,057	(32,896)

Cash and cash equivalents from financing activities	(226,253)	392,354	161,488	696,848

Net increase (decrease) in cash and cash equivalents	63,610	(33,866)	489,539	(118,784)

Cash and cash equivalents
At the beginning of the year	32,226	66,092	137,598	256,382
At the end of the year	95,836	32,226	627,137	137,598

Net increase (decrease) in cash and cash equivalents	63,610	(33,866)	489,539	(118,784)

See accompanying notes to the financial statements.

Gafisa S.A.

Statement of value added

Year ended December 31, 2012

(In thousands of Brazilian Reais)

	Company		Consolidated

	2012	2011	2012	2011

Revenues	1,324,761	1,107,721	4,245,202	3,169,492
Real estate development and sales	1,336,205	1,113,306	3,992,209	3,470,886
Allowance for doubtful accounts and cancelled contracts	(11,444)	(5,585)	252,993	(301,394)
Inputs acquired from third parties (including ICMS and IPI)	(905,887)	(977,015)	(3,136,857)	(2,910,803)
Operating costs - Real estate development and sales	(834,468)	(863,106)	(2,544,674)	(2,735,955)
Materials, energy, outsourced labor and other	(88,313)	(69,341)	(404,875)	(293,558)
Provision for contract cancellation	-	-	(213,238)	221,195
Provision for realization of non-financial assets	16,894	(44,568)	25,930	(102,485)

Gross added value	418,874	130,706	1,108,345	258,689

Depreciation and amortization	(49,194)	(50,603)	(87,584)	(83,428)

Net added value produced (distributed) by the Company	369,680	80,103	1,020,761	175,261

Added value received on transfer	94,005	(407,237)	80,629	92,973
Equity pick-up	75,711	(443,758)	-	-
Financial income	18,294	36,521	80,629	92,973

Total added value to be distributed	463,685	(327,134)	1,101,390	268,234

Added value distribution	463,685	(327,134)	1,101,390	268,234
Personnel and payroll charges	173,367	174,252	380,055	344,443
Taxes and contributions	147,405	178,762	362,200	439,418
Interest and rents	267,417	264,720	483,639	429,241
Retained earnings (absorbed losses) attributable to noncontrolling interests	-	-	(48,141)	(39,679)
Retained earnings (absorbed losses)	(124,504)	(944,868)	(76,363)	(905,189)

See accompanying notes to the financial statements.

Gafisa S.A.

Management Report

December 31, 2012

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

Dear Shareholders,

The Management of Gafisa S.A. (“Gafisa” or the “Company”) is proud to submit to your examination this Management Report and the accompanying Financial Statements, Reports of Independent Auditors and Fiscal Council, for the year ended December 31, 2012. All information is reported in millions of Reais and on consolidated basis, except when otherwise indicated, and in accordance with the accounting practices adopted in Brazil, and the consolidated financial statements were prepared in accordance with the International Financial Reporting Standards (IFRS), issued by the International Accounting Standards Board (IASB), and in accordance with the accounting practices adopted in Brazil.

MESSAGE FROM MANAGEMENT

The beginning of 2012 was very challenging to Gafisa. We started with a structured plan, which included several measures of strategic nature, aiming at significantly changing the Company’s positioning. At that moment, when we had just reported a negative result for 2011, the priorities that should be take were clear: attain a new strategic positioning, prioritize the operating cash generation in order to reduce net indebtedness, and have a healthier balance sheet.

The first steps included the establishment of a new operational structure organized by brand, with the appointment of the respective executive officers in charge of their results, and the redesign of operations, as follows:

▪  Gafisa: concentration of operations in its key markets, São Paulo and Rio de Janeiro, regions that have delivered a good performance because of experience, accumulated knowledge and excellent supply chain, as well as the completion of ventures launched in other markets;

▪  Tenda: temporary reduction in its operations until gaining full control over the entire financial, operational and construction cycle, in order to adjust the business model to new launches based on the new rationale – which depends on fulfilling the basic conditions in each strategic marketplace (São Paulo, Rio de Janeiro, Northeastern region and Minas Gerais): mastering the financial cycle (launch contracted ventures and sell units that can be immediately transferred to financial institutions), mastering the construction cycle (building using aluminum molds, with shorter cycle and higher standardization), and appropriate land bank to give continuity to operations (area for development of ventures with minimum scale); and

▪  Alphaville: give priority to maximum capital allocation to the business, maintaining balance between growth and return.

Gafisa S.A.

Management Report

December 31, 2012

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

▪       Corporate: creation of the Gafisa Service Center (CSG, in portuguese), responsible for supporting the brands in carrying out back office activities (accounts payable, accounts receivables, accounting, collection, credit analysis, among others), thus allowing each brand to focus 100% on the operation.

Once the basic assumptions are defined, we took action and the first results of our strategy started to be shown already in the second quarter, which confirmed that our corrective measures were right, of which we highlight the following:

▪  We ended 2012 with the delivery of 27.1 thousand units, 20% up on the 22.6 thousand units delivered in 2011.

▪  We obtained operating cash generation of approximately R$1.02 billion and cut down our net indebtedness of approximately R$700 million.

Our sales totaled R$ 2.63 billion, 21% down on the previous year, of which 66% were launches, while inventory sales accounted for the remaining 34%. In the end of the period, consolidated inventories at market value increased 3%, reaching R$3.6 billion, as compared to R$3.5 billion in the end of 2011.

In the end of 2012, net revenue for the year rose by 34% year-on-year, totaling R$ 3.95 billion. The gross profit for the period reached R$1.01 billion, as compared to the R$262 million for 2011. Gross margin increased to 25.6%, or 30.6%, excluding the impacts of Tenda, while it stood at 8.9% and 21.7%, respectively, for the previous year.

Net income for the period, plus taxes on income, financial expenses net of financial income and depreciation, amortization and depletion totaled R$ 211.248 million, as compared to the loss of R$ 559.175 million for the previous year.

Adjusted EBITDA reached R$ 470.14 million, as compared to the negative adjusted EBITDA of R$ 338.63 million for the previous year. Gafisa and Alphaville recorded an adjusted EBITDA of R$ 243.58 million and R$273.72 million, respectively. Tenda recorded a negative adjusted EBITDA of R$ 47.15 million for 2012. In 2012, the adjusted EBITDA margin reached 11.9%, or 18.3% without Tenda, higher than the -11.5% and 10.3%, respectively, reported for 2011.

Net income does not fully reflect these improvements, because in 2012 we also had the impact of older ventures of Gafisa out of the key markets, reduced margins in Tenda because of the deviation of costs and high financial expenses due to the indebtedness that continued high. In view of these facts, we recorded a net loss of R$ 124 million for 2012, as compared to the net loss of R$ 945 million for 2011.

Gafisa S.A.

Management Report

December 31, 2012

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

Our key indicators of the balance sheet have significantly improved. The Gafisa Group ended 2012 with R$1.68 billion in cash and cash equivalents and short-term investments, higher than the R$ 984 million at the end of 2011.

The Company’s total indebtedness (excluding obligations assumed on assignment of receivables) remained stable at R$ 4.24 billion, as compared to R$ 4.17 billion at the end of 2011, while net indebtedness (excluding obligations assumed on assignment of receivables) dropped to R$ 2.56 billion as of December 31, 2012, as compared to R$ 3.24 billion for the previous year, in view of the operating cash generation of the Company.

The leverage level, calculated by the net debt-to-equity ratio, dropped to 0.95x as of December 31, 2012, as compared to 1.18x as of December 31, 2011. Excluding the venture funding, the net debt-to equity ratio stood at 15%, 31% down on the 46% recorded at the end of 2011.

While we focused on improving our balance sheet, we did not stop looking for opportunities for new businesses, which allowed us to launch nearly R$ 3 billion of Total Sales Value, of which Gafisa accounted for 54%, and Alphaville, 46%, a volume that in our understanding is adequate to the moment that the Company is going through and to its current capital structure. This amount of launches is 16% down on 2011, reflecting a slowdown in Tenda, and is in line with the guidance of the beginning of the year.

Finally, 2012 was marked by our positive response to big challenges. The financial results for the year reflect the correct implementation of adopted corrective actions, including the appointment of the executive officers responsible for the P&L of each division, positioning the Company for long-time sustainable growth.

We also highlight that Gafisa won a financial disclosure award of its industry granted by IR Global Rankings in 2012. Gafisa also ranked third in the global corporate governance category, which takes into account the quality of the participation of the board and its committees, shareholders rights and corporate and social responsibility.

OPERATIONAL PERFORMANCE BY SEGMENT

Gafisa Segment

Launches for the year totaled R$1.61 billion, considering that the Gafisa segment accounted for 54% of the consolidated launches of the group for the period, and included ventures concentrated in São Paulo and Rio de Janeiro, a decrease by 25% year-on-year.

Contracted sales for the year totaled R$ 1.60 billion, 27% down on 2011. Sales of units launched over the year accounted for 52% of total, while sales of inventories accounted for the other 48%. The sale speed stood at 20.0%, as compared to 8.8% in 2011. The sale speed of the Gafisa segment launches in 2012 stood at 42%.

Gafisa S.A.

Management Report

December 31, 2012

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

In 2012, Gafisa delivered 44 ventures/stages and 7,505 units. The completion of ventures under construction in markets other than São Paulo - Rio de Janeiro is scheduled to 2013.

The market value of Gafisa inventories, which account for 55% of total inventories, remained stable at R$1.98 billion at the end of 2012.

Alphaville segment

The results for 2012 show a higher share of Alphaville in the mix of products, accounting for 46% of consolidated launches for 2012, 28% up on the previous year.

Launches in 2012 totaled R$ 1.34 billion, a growth by 38% year-on-year. Contracted sales for 2012 totaled R$ 1.11 billion, 32% up on the previous year. For the first time, Alphaville sales were in excess of R$1 billion in a year.

Contracted sales totaled R$ 1.11 billion, 32% up on the previous year. In 2012, the segment of residential lots accounted for 42% of consolidated contracted sales, as compared to 25% of sales for 2011. Sales of launches in 2012 accounted for 81% of total sales, while the other 19% were sales of inventories.

The net income for the year reached R$ 158 million, 22% up on the R$129 million reported for 2011.

In 2012, Alphaville delivered 8 ventures/stages and 2,713 units.

The market value of Alphaville inventories totaled R$812 million at the end of 2012, an increase of 43% as compared to R$567 million at the end of 2011.

Tenda Segment

Reflecting the purpose of remediating problems at Tenda and focusing on construction and delivery, no venture was launched in 2012. Over 2012, the complexity of Tenda operations was reduced, by improving all of its processes, reducing the financial cycle and adoption of more efficient building standards.

In 2012, gross contracted sales totaled R$1.17 billion, 32% down on previous year. Since the first quarter of 2012, the recognition of contracted sales and the compensation of the sales team were set based on the ability of transferring the debt balance of customers to financial institutions.

Gafisa S.A.

Management Report

December 31, 2012

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

Net contracted sales for the year totaled a loss of R$74.3 million, as compared to R$330.2 million for 2011. Net contracted sales reflect the cancellations over the year with potential owners who are not eligible for financing. Despite the cancellations for 2012, a good demand for resale of these units targeted at the low-income segment was noted. Of the 9,200 units that were cancelled and returned to the inventory of the Tenda brand, 68% has already been resold to eligible clients in the same period.

Since June 2011, the volume of units contracted by financial institutions has increased, because of a new business unit of Caixa Econômica Federal that serve the major construction companies. In 2012, Tenda transferred nearly 13,000 units to financial institutions, or 108% of the average guidance for the year, which was between 10,000 and 14,000 customers, positively contributing to the operating cash generation of the Company.

Throughout 2012, Tenda delivered 87 ventures/stages and 16,889 units.

The market value of Tenda inventories totaled R$827 million at the end of 2012, 11% down on the R$932 million at the end of 2011.

Human Resources

Gafisa’s management is composed of a professional and committed team, with extensive experience in the Brazilian real estate sector. Some of them are in the Company since the beginning of their careers, an example of excellence in the management training program of Gafisa. People who have a differential and are unique, aligned with our vision, values and culture.

We foster our values everyday, in attitudes, decision making. We make selection, assessment and compensation based on these guidelines. We believe that they should be perceived by all in all strategic actions involving our Gafisa, Tenda and Alphaville brands.

The Company’s compensation policy for its employees, including the Board of Director’s members, the Statutory and non-Statutory Officers and Fiscal Council’s members, is in line with the best corporate governance practices. We aim at attracting and retaining the best professionals in the market. The compensation is established based on market surveys and is directly related to the alignment of the interests of the executives with those of the Company’s shareholders.

Our meritocratic model favors variable compensation. A significant percentage of total compensation is tied to the fulfillment of corporate results and individual goals. All employees have individual objective goals directly related to the Company’s strategies and our main business indicators.

In the case of Officers and Managers, besides the practice of short-term variable compensation, we adopt the long-term compensation (in the case of the second, by granting stock options), which enable sharing the risk and result of the Company with its main executives, a characteristic of a policy that is transparent and focused on the fulfillment of long-lasting results and the Company’s perpetuity.

Gafisa S.A.

Management Report

December 31, 2012

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

We are a Company that believes in training our employees, in professional development. In our personnel, 70% of our leaders – Officers, Managers and Coordinators – were trained in house, through Talent development programs: Internships, Trainees and International MBA.

▪        Internship: program that involves 600 civil engineers by year.

▪       Trainees: about 30 recently graduates are employed every year. They are trained over a year, period in which they are prepared to be the next executives of the Company.

▪        International MBA: recruiting of Brazilian International MBA graduates who want to build their career in Brazil.

We are committed to the prevention of occupational accidents. Accordingly, we have a risk prevention program aimed at maintaining and improve the health and physical condition of our employees, by anticipating, recognizing, assessing and controlling existing or potential environmental risks in the workplace.

We make significant investments in this area, offering training programs to employees at our construction sites, as well as to subcontracted workers, who are required to follow strict guidelines.

The Company currently counts on the collaboration of 4,024 own employees.

Investments

In 2012, the Company invested nearly R$26 million. Most of this fund was allocated to the development of new IT projects, followed by investments in CSG and improvements.

Research & Development

Gafisa, with the objective of exercising its leading role, has since 2006 an area named Operations and Technology Development (DOT, in portuguese), mainly focused on the search for technological innovation and process improvements that bring competitive market advantage in the market. In order to approve a development project it is necessary analyze if the project will:

- Enhance the quality perceived by the customer,

- Reduce the construction period,

- Cut cost.

At present, DOT is composed of ten professionals who also use the resources allocated to all areas of the company in order to implement and provide feedback to development projects. Such structure requires an investment of approximately R$ 1 million per year.

Administrative Restructuring

Gafisa management carried out a thorough evaluation of each of its business units, which resulted in a new organizational structure that includes the appointment of a manager to each brand, responsible for its results. The executive officers of each business unit are Sandro Gamba (Gafisa), Rodrigo Osmo (Tenda), and Marcelo Willer (Alphaville).

Gafisa S.A.

Management Report

December 31, 2012

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

And to Finance and Investor Relations Officers André Bergstein was appointed. In addition, Luis Carlos Siciliano was appointed to Supply, Shared Services Area (CSG), IT and Legal Counsel Officer. The Officers Fernando Calamita and Rodrigo Pádua continue focused on Controllership and Control, and Personnel and Management, respectively.

Environmental protection

For each project to be launched there is a different approval dynamics, and several authorizations are required by the proper authorities, including environmental ones, once each municipality follows a specific land use regulation, and in many times their own environmental legislation. In this context, AlphaVille has a fundamental role, as it contributes to the regulation of many municipalities that do not require important licenses, raising the standard and getting a closer relationship with such authorities.

At each beginning of the project, a complete research is conducted about the city’s legislation, so that the Company may operate within its own standards, always considering and abiding by the local environmental legislation in the preparation of the Environmental Impact Study.

In order to assure the performance of the commitments assumed in the licensing process and minimize the environmental impacts, AlphaVille created in 2008 the environmental management, which is, among other things, responsible for providing advisory on environmental licensing and monitoring construction works, mainly with the engineers in charge.

Giving continuity to the improvement of internal processes, the Company purchased environmental management software and started to store data of all stages of each venture, from licensing from proper authorities to the construction. Information such as hiring, agreements, costs and compliance with conditions are fed to the software. Therefore we created an easily accessible database, which will facilitate the preparation and setting of controls and goals. The objective is to implement over the next years an Environmental Management System in the Company and, in this process, the employees will be trained to use and maintain (feed with data) this system.

CORPORATE GOVERNANCE

Board of Directors

The Board of Directors of Gafisa is the body responsible for making decisions and formulating general guidelines and policies related to the Company’s businesses, including its long-term strategies. In addition, the Board also appoints executive officers and supervises their activities.

Gafisa S.A.

Management Report

December 31, 2012

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

The Board of Directors’ decisions are taken by the majority vote of its members. In case of a tie, the Board Chairman, besides his personal vote, must cast the tie-breaking vote.

The Board is formed by nine members, elected at the Annual Shareholders’ Meeting, of which eight (89%) are independent, in compliance with the rules of the New York Stock Exchange (NYSE), which sets forth that all listed companies must have a board of directors composed of a majority of independent members, while the Company’s By-laws and the Bovespa listing rules establish a minimum of 20% of independent members. The term of office of each member is two years, with reelection permitted, and subject to removal by shareholders at a shareholders’ meeting.

Gafisa S.A.

Management Report

December 31, 2012

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

The following table shows the members of the Board of Directors.

Name	Position	Election Date
Odair Garcia Senra*	Effective member	May 11, 2012
Nelson Machado	Effective member	May 11, 2012
Guilherme Affonso Ferreira	Effective member	May 11, 2012
Maurício Marcellini Pereira	Effective member	May 11, 2012
Cláudio José Carvalho de Andrade	Effective member	April 11, 2012
José Écio Pereira da Costa Junior	Effective member	May 11, 2012
Gerald Dinu Reis	Effective member	May 11, 2012
Rodolpho Amboss	Effective member	May 11, 2012
Henri Philippe Reichstul	Effective member	May 11, 2012

* Odair G. Senra is a member not independent of the board of directors, according to the Brazilian Law and the NYSE rules.

Fiscal Council

Gafisa’s By-laws provides for a non-permanent Fiscal Council, which can be established upon the request of the shareholders, and its members must be elected at a shareholders’ meeting in the events set forth by the Law. The Fiscal Council, when established, must be composed of three members, and an equal number of alternates.

The operation of the Fiscal Council, when established, ends at the first annual shareholders’ meeting after its establishment, and its members can be reelected. The compensation of fiscal council members is set at the shareholders’ meeting that elects them.

At the Annual Shareholders’ Meeting held on May 11, 2012, in view of the request provided for in paragraph 2 of article 161 of Law No. 6,404/76 and article 31 of the Company’s By-laws, a Fiscal Council was established, which will operate until the next Annual Shareholders’ Meeting of the Company in 2013.

The Fiscal Council is currently composed of Messrs. Olavo Fortes Campos Rodrigues Junior, Adriano Rudek de Moura and Luis Fernando Brum de Melo as effective members, and Messrs. Marcello Mascotto Iannalfo and Paulo Ricardo de Oliveira, and Ms. Laiza Fabiola Martins de Santa Rosa as alternates.

Gafisa S.A.

Management Report

December 31, 2012

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

Board of Executive Officers

Gafisa’s Board of Executive Officers must be composed of a minimum of two and a maximum of eight members, including the CEO and the Financial Officer, elected by the Board of Directors for a three-year term, their reelection being permitted, as provided for by the By-laws.

In the current term of office, five members compose the Board of Executive Officers, the legal representative body of the Company and mainly responsible for the management and daily monitoring of the general policies and guidelines formulated at the Annual Shareholders’ Meeting and the Board of Directors.

Name	Position	Date of the last investiture	Due date of the term of Office
Alceu Duílio Calciolari	CEO	May 25, 2012	May 25, 2015
Andre Bergstein	Officer	May 25, 2012	May 25, 2015
Sandro Rogério da Silva Gamba	Officer	May 25, 2012	May 25, 2015
Luiz Carlos Siciliano	Officer	May 25, 2012	May 25, 2015
Fernando Cesar Calamita	Officer	May 25, 2012	May 25, 2015
Rodrigo Ferreira Coimbra Pádua	Officer	May 25, 2012	May 25, 2015

Committees

The Board of Directors is supported by the following Executive Committees:

▪        Nominating and Corporate Governance Committee: it has the purpose of considering and periodically reporting on matters related to the size, identification, selection and qualification of the Board of Directors, and the candidates nominated for the Board of Directors and its Committees, as well as preparing and recommending Governance principles applicable to the Company.

▪        Audit Committee: it is responsible for planning and reviewing the annual and quarterly reports of the Company – which is submitted to the review and final approval of the Board of Directors –, for the involvement of the auditors in the process and put special focus on the legal provisions and accounting standards, ensuring the maintenance of an effective internal controls system.

▪        Compensation Committee: it has the duty to evaluate and make recommendations to the members of the Board of Directors regarding the policies on compensation and all forms of bonus to be provided to the Executive Officers and other employees of the Company.

▪        Ethics Executive Committee: it has the duty to monitor the practices adopted by the entire organization, assuring that they are compatible with the beliefs and values that represent Gafisa and the principles and instructions on conduct provided for in the Code of Ethics.

Gafisa S.A.

Management Report

December 31, 2012

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

▪       Investment Executive Committee: has the duty to analyze, discuss and recommend land acquisitions and new real estate developments; advise the executive officers during the negotiation of new deals and the structuring of new developments; follow-up the approval of budgets and the cash flow; and, in special cases, participate in the negotiation and structuring of new types of businesses.

▪        Finance Executive Committee: it operates by evaluating and making recommendations to the members of the Board of Directors regarding risk and financial investments policies of the Company.

The members of each one of these committees can be found on the Investor Relations website of the Company: www.gafisa.com.br/ri.

Dividends, Shareholders’ Rights and Share Data

In order to protect the interest of all of its shareholders equally, the Company establishes, according to the effective legislation and the best governance practices, the following rights to the holders of Gafisa’s shares:

▪       Vote at a Shareholders’ Meeting, either Annual or Extraordinary, and make recommendation and give instructions to the Board of Directors related to decision making;

▪        Receive dividends and share of profit or other distribution related to shares, in proportion to their interests in capital;

▪        Oversee the management of Gafisa, according to the By-Laws, and resign from the Company in the events provided for in the Brazilian Corporate Law; and

▪        Receive at least 100% of the price paid for common share of the controlling block, according to the “Novo Mercado” listing rules, in case of tender offer as a result of the disposal of the Company’s control.

According the terms of Article 36, Paragraph 2 (b) of the Bylaws, the net income for the year, calculated after the deductions prescribed in the Bylaws and adjusted as provided in Article 202 of the Brazilian Corporate Law, shall have 25% of its balance allocated to the payment of mandatory dividends to all shareholders of the Company.

Because of the loss for the year ended December 31, 2012, the management proposal, to be voted on April 19, 2013, will not include the distribution of dividends for 2012.

CAPITAL MARKETS

The Company, which has diluted capital, continues to be the only Brazilian real estate development company to have its shares traded on the New York Stock Exchange, and has the most liquid share in the sector. In 2012, we reached an average daily trading volume of R$ 55.0 million at BM&FBovespa, in addition to an amount equivalent to approximately R$ 20.7 million at NYSE, totaling R$ 75.7 million in daily average volume.

Gafisa S.A.

Management Report

December 31, 2012

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

In 2012, the Bovespa index recorded a 1.27% high, and the Company’s shares ended the year at a closing price of R$4.21 (GFSA3) and US$3.93 (GFA), which represents an appreciation of 2.18% and a drop of 14.57%, respectively, as compared to the closing price in 2011.

In 2012, Gafisa renewed the agreement with Banco Itaú for market maker services.

We also inform that the Company is bound upon arbitration in the market's arbitration chamber, according to the covenant included in its Bylaws.

Gafisa’s shares are included in the following indexes: IBOV - Bovespa, IBX - Bovespa, IBX50 – Bovespa.

Outlook for 2013

Throughout 2012, we built the foundation to achieve solid and consistent returns to our shareholders. We adopted a conservative position, prioritized cash generation and reduced net indebtedness, restructured the profile of our financial liabilities, decreased the volume of launches, although we have produced a business volume considered adequate.

As a result of these initiatives, we currently have a confortable and sufficient cash position to finance our operations and meet our debts that are expected to fall due in 2013. With these actions, we are clearly reaching a turning point in the recent history of the.

In this sense, we estimate for 2013 a higher balance among investments and unleverage our balance sheet. We believe that we are better positioned to increase, even conservatively, the pace of our launches, getting back into launching Tenda brand products, and necessarily getting back into our investment process through acquisition of land compatible with the size of our operation.

The result of this process will be more visible from 2014, when we believe that we will be substantially operating in line with the strategy devised in the beginning of 2012.

Gafisa S.A.

Management Report

December 31, 2012

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

Therefore, we are introducing a new guidance on launches for 2013, between R$ 2.7 and R$ 3.3 billion, reflecting the continuity of the regional focus on Gafisa and on strategic markets of Tenda. Gafisa and Alphaville shall account for about 88% of launches, of which Gafisa business unit shall account for 42% and the Alphaville segment, 46%, while the Tenda segment shall account for 12% of the launches for the year.

Guidance on Launches (2013E)

Guidance (2013E)
Consolidated Launches	R$2.7 – R$3.3 bi
Breakdown by Brand
Gafisa launches	R$1.15 – R$1.35bi
Alphaville launches	R$1.3 – R$1.5bi
Tenda launches	R$250 – R$450mn

The focus on cash generation led to a confortable liquidity position for Gafisa in 2013, after having restructured its debt and diversified the sources of funds and cash instruments. As of December 31, 2012, the net debt-to-equity ratio stood at 95%. We expect that this leverage level remain stable in 2013, as compared to 2012.

Leverage Guidance (2013E)

Guidance (2013)
Consolidated data	Stable

We expect an adjusted consolidated EBITDA margin between 12% - 14% in 2013, once the margins are still impacted (1) by the legacy of the older ventures of Tenda, which includes the delivery of about 7,000 units in 2013, and (2) by the delivery of ventures with lower margins launched out of the key markets of the Gafisa segment, which shall be substantially completed in 2013.

Adjusted Consolidated EBITDA Margin Guidance (2013E)

Guidance (2013)
Consolidated data

The Gafisa Group plans to deliver between 13,500 and 17,500 units in 2013, of which 27% shall be delivered by Gafisa, 45% by the Tenda segment, and the other 27% by the Alphaville segment.

Other Significant Indicators –Unit Delivery Estimate (2013E)

Guidance (2013)
Consolidated data	13,500 – 17,500
Breakdown by brand
# Gafisa delivery	3,500 – 5,000
# Alphaville delivery	3,500 – 5,000
# Tenda delivery	6,500 – 7,500

Gafisa S.A.

Management Report

December 31, 2012

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

Independent Auditors

The policy on the Company’s conduct in contracting services unrelated to external audit from our independent auditors is based on principles that preserve the autonomy of the independent auditor.  These internationally accepted principles consist of the following:  (a) an auditor cannot audit its own work; (b) an auditor cannot serve a management function in its client; and (c) an auditor shall not promote the interests of its clients.

According to Article 2 of CVM Instruction No. 381/03, Gafisa informs that Ernest & Young Terco Auditores Independentes, the independent audit firm of the Company and its subsidiaries, did not provide services other than independent audit in 2012.

Statement of the Board of Executive Officers

The Board of Executive Officers states, in accordance with Article 25, paragraph 1, items V and VI, of CVM Instruction 480/2009, that it revised, discussed and agrees with the Financial Statements contained in this Report and the related opinion issued in the Report of Independent Auditors.

Acknowledgements

Gafisa thanks the valuable contribution of its employees, clients, suppliers, partners, shareholders, financial institutions, governmental bodies, regulating authorities and other stakeholders for their support throughout 2012.

Gafisa S.A.

Notes to the individual and consolidated financial statements

December 31, 2012

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

1.   Operations

Gafisa S.A. ("Gafisa" or "Company") is a publicly traded company with headquarters at Avenida das Nações Unidas, 8.501, 19º andar, in the City of São Paulo, State of São Paulo, Brazil and started its operations in 1997 with the objectives of: (i) promoting and managing all forms of real estate ventures on its own behalf or for third parties, taking into consideration that in the case of the later, as construction company and proxy; (ii) selling and purchasing real estate properties in general; (iii) carrying out civil construction and civil engineering services and (iv) developing and implementing marketing strategies related to its own or third party real estate ventures; and (v) investing in other companies which have similar objectives as the Company’s.

Real estate development projects entered into by the Company with third parties are structured through specific purpose partnerships (“Sociedades de Propósito Específico” or– “SPEs”) or the formation of consortia and condominiums. Controlled entities substantially share the managerial and operating structures and the corporate, managerial and operating costs with the Company. SPEs, condominiums and consortia operate solely in the real estate industry and are linked to specific ventures.

Gafisa S.A.

Notes to the individual and consolidated financial statements

December 31, 2012

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

2.   Presentation of financial statements and summary of significant accounting policies

2.1.    Basis of presentation and preparation of individual and consolidated financial statements

On March 8, 2013, the Company’s Board of Directors approved these individual and consolidated financial statements of the Company and has authorized their issuance. The Board of Directors of the Company has power to amend the individual and consolidated financial statements of the Company after they are issued.

The individual financial statements (“Company”), and consolidated financial statements for the years ended December 31, 2012 and 2011, were prepared in accordance with the accounting practices adopted in Brazil, which comprise the rules of the Brazilian Securities and Exchange Commission (“CVM”), and the pronouncements, interpretations and guidelines of the Brazilian FASB (“CPC”). The consolidated financial statements are specifically in compliance with the International Financial Reporting Standards (IFRS) applicable to real estate development entities in Brazil, including the Guideline OCPC 04 - Application of the Technical Interpretation ICPC 02 to the Brazilian Real Estate Development Entities, in relation to the treatment of the recognition of revenue from this sector and involves certain matters related to the meaning and application of the continuous transfer of the risks, benefits and control over the real estate unit sales.

Certain matters related to the meaning and application of the continuous transfer of the risks, benefits and control over the real estate unit sales have been analyzed by the International Financial Reporting Interpretation Committee (IFRIC), at the request of some countries, including Brazil. However, in view of the project for issuing a revised standard relating to revenue recognition, IFRIC has been discussing this topic in its agenda, understanding that the concept for recognizing revenue is included in the standard that is currently under discussion. Accordingly, this issue is expected to be resolved only after the revised standard relating to revenue recognition is issued.

Gafisa S.A.

Notes to the individual and consolidated financial statements

December 31, 2012

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

2.   Presentation of financial statements and summary of significant accounting policies -- Continued

2.1.    Basis of presentation and preparation of individual and consolidated financial statements -- Continued

The individual and consolidated financial statements were prepared based on historical cost basis, except if otherwise stated in the summary of accounting policies. The historical cost is usually based on the considerations paid in exchange for assets.

The financial statements have been prepared on a going concern basis. Management makes an assessment of the Company’s ability to continue as going concern when preparing the financial statements. The Company is in compliance with all its debt covenants at the date of issue of these Financial Statements and management have not identified any material uncertainties over the Company’s ability to continues as a going concern over the next 12 months..

All amounts reported in the accompanying financial statements are in thousands of Reais, except as otherwise stated.

The non-accounting and/or non-financial information included in the accompanying financial statements, such as sales volume, contractual data, revenue and costs not recognized in units sold, economic projections, insurance and environment, were not audited.

2.1.1.   Consolidated financial statements

The consolidated financial statements of the Company include the financial statements of the Company and its direct and indirect subsidiaries, and share of jointly-controlled investees. Control over subsidiaries is obtained when the Company has power to control their financial and operating policies, and is able to enjoy their benefits and is exposed to the risks of their activities. The subsidiaries and jointly-controlled companies are fully and proportionally consolidated, respectively, from the date the full or joint control begins until the date it ceases. As of December 31, 2012 and 2011, the Consolidated Financial Statements include the full consolidation of the following companies, respectively:

Gafisa S.A.

Notes to the individual and consolidated financial statements

December 31, 2012

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

2.   Presentation of financial statements and summary of significant accounting policies --Continued

2.1.    Basis of presentation and preparation of individual and consolidated financial statements -- Continued

2.1.1.   Consolidated financial statements --Continued

	Interest %
	2012	2011

Gafisa and subsidiaries (*)	100	100
Construtora Tenda and subsidiaries (“Tenda”) (*)	100	100
Alphaville Urbanismo and subsidiaries (“AUSA”) (*) (a)	80	80

(*)  It does not include jointly-controlled investees, as detailed below:

(a) The acquisition of the remaining 20% interest in the capital of AUSA is going through arbitration process, as described in Note 9.

The accounting practices were uniformly adopted in all subsidiaries and jointly-controlled investees included in the consolidated financial statements and the fiscal year of these companies is the same of the Company. See further details on these subsidiaries and jointly-controlled investees in Note 9.

The Company carried out the proportionate consolidation of the financial statements of the direct jointly-controlled investees listed below. For more details in relation to significant information on these companies, see Note 9.

	% - Interest
Investees	2012	2011
Gafisa SPE 48 S.A.	80%	80%
SPE Reserva Ecoville/Office - Emp Im. S.A.	50%	50%
Sítio Jatiuca Emp Im.SPE Ltda.	50%	50%
GAFISA SPE-116 Emp. Imob. Ltda.	50%	50%
FIT 13 SPE Emp. Imob. Ltda.	50%	50%
Gafisa SPE 47 Emp. Imob. Ltda.	80%	80%
Gafisa SPE 85 Emp. Imob. Ltda.	80%	80%
Città Ville SPE Emp. Imob. Ltda.	50%	0%
SPE Pq Ecoville Emp Imob. S.A.	50%	50%
Gafisa SPE 71 Emp. Imob. Ltda.	80%	80%
Manhattan Square Emp. Imob. Coml. 1 SPE Ltda.	50%	50%
Gafisa SPE 65 Emp. Imob. Ltda.	80%	80%
Alto da Barra de São Miguel Em. Imob SPE Ltda.	50%	50%
Apoena SPE Emp Imob. S.A.	80%	80%
Costa Maggiore Emp. Imob. Ltda	50%	50%
Gafisa SPE 73 Emp. Imob. Ltda.	80%	80%
Gafisa SPE 46 Emp. Imob. Ltda.	60%	60%
Dubai Residencial Emp. Imob. Ltda.	50%	50%
Gafisa SPE 113 Emp. Imob. Ltda.	60%	60%
Aram SPE Emp. Imob. Ltda	80%	80%
Grand Park-Parque das Arvores Em. Im. Ltda	50%	50%
O Bosque Empr. Imob. Ltda.	60%	60%
Parque do Morumbi Incorporadora Ltda.	80%	80%
Grand Park - Parque das Aguas Emp Im Ltda.	50%	50%
Other (*)	Several	Several

(*) Includes companies with investment balance below R$3,000.

Gafisa S.A.

Notes to the individual and consolidated financial statements --Continued

December 31, 2012

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

2.   Presentation of financial statements and summary of significant accounting policies --Continued

2.1.    Basis of presentation and preparation of individual and consolidated financial statements -- Continued

2.1.2.   Functional and presentation currency

The individual (Company) and consolidated financial statements are presented in Reais (presentation currency), which is also the functional currency of the Company and its subsidiaries.

2.2.    Summary of significant accounting policies

2.2.1.   Accounting judgments, estimates and assumptions

(i)    Judgments

The preparation of the individual and consolidated financial statements of the Company requires management to make judgments, estimates and adopt assumptions that affect the reported amounts of revenue, expenses, assets and liabilities, as well as the disclosure of contingent liabilities, at the financial statements reporting date. Assets and liabilities subject to estimates and assumptions include the useful life of property and equipment, allowance for doubtful accounts and cancelled contracts, provision for fines due to delay in construction works, impairment of assets, deferred tax assets, provision for warranty, provision for tax, labor and civil risks, and the measurement of the estimated cost of ventures and financial instruments.

(ii)   Estimates and assumptions

The main assumptions related to sources of uncertainty over future estimates and other important sources of uncertainty over estimates at the reporting date, which may result in different amounts upon settlement are discussed below:

Gafisa S.A.

Notes to the individual and consolidated financial statements --Continued

December 31, 2012

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

2.   Presentation of financial statements and summary of the main accounting policies--Continued

2.2.    Summary of the main accounting policies--Continued

2.2.1.   Accounting judgments, estimates and assumptions--Continued

(ii)   Estimates and assumptions --Continued

a)     Impairment of non-financial assets

Management reviews annually and/or when a specific event occurs the carrying amount of assets with the objective of evaluating events or changes in the economic, operational or technological circumstances that may indicate a decrease or loss of its recoverable amount. Should such evidences exist, and the carrying amount exceeds the recoverable amount, a provision for impairment loss is recognized by adjusting the carrying amount to the recoverable amount. These impairment losses are recorded in statement of operations when found. A test for impairment of intangible assets with indefinite useful lives and goodwill is performed at least annually or when circumstances indicate a decrease in the carrying amount.

The carrying amount of an asset or of a certain cash-generating unit is defined as the highest between the value in use and the fair value less costs to sell.

When estimating the value in use of an asset, the estimated future cash flows are discounted to present value using a discount rate before taxes that reflects the weighted average cost of capital for the industry in which the cash-generating unit operates.

Gafisa S.A.

Notes to the individual and consolidated financial statements --Continued

December 31, 2012

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

2.   Presentation of financial statements and summary accounting policies--Continued

2.2.    Summary accounting policies --Continued

2.2.1.   Accounting judgments, estimates and assumptions--Continued

(ii)   Estimates and assumptions--Continued

a)     Impairment of non-financial assets--Continued

Cash flows are derived from the budget for the following five years, and do not include restructuring activities for which the Company has not yet committed or future significant investments that will improve the asset basis of the cash-generating unit being tested. The recoverable amount is sensitive to the discount rate adopted under the discounted cash flow method, as well as the estimated future cash inflows and to the growth rate used for purposes of extrapolation.

The fair value less costs to sell is determined, whenever possible, based on a binding sale agreement in an arm’s length transaction between the knowledgeable and willing parties, adjusted by expenses attributable to the sale of the asset, or, in the absence of a binding sale agreement, based on the market price in an active market, or on a recent transaction with similar assets.

The main assumptions used for determining the recoverable amount of cash-generating unit are detailed in Note 11.

b)     Inventories of properties for sale

Properties for sale are stated at construction cost, which cannot exceed its net realizable value. In the case of real estate developments in progress, the portion in inventory corresponds to the cost incurred for units that have not yet been sold.

Gafisa S.A.

Notes to the individual and consolidated financial statements --Continued

December 31, 2012

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

2.   Presentation of financial statements and summary of significant accounting policies--Continued

2.2.    Summary of significant accounting policies--Continued

2.2.1.   Accounting judgments, estimates and assumptions--Continued

(ii)   Estimates and assumptions--Continued

b)     Inventories of properties for sale--Continued

The cost of properties for sale includes expenditures incurred in the acquisition of the land and in construction (including foundation, structure, finishing and the respective costs of construction materials), costs of own and outsourced labor, and financial costs directly related to the ventures.

Land can be acquired in cash, in installments, bartered for units that are completed or in construction of other ventures, or bartered for receivables from future sales of ventures. The cost of land related to bartered units is formed by the estimated sale price in cash, this fair value being recorded as contra-entry to the advances from customers-barter.

The interests of loans and financing directly related to ventures financed by the National Housing System (SFH) and other credit facilities which funds are used to finance the construction and acquisition of land are capitalized over the development and construction stage, and appropriated to statement of operations in the proportion to the units sold.

Gafisa S.A.

Notes to the individual and consolidated financial statements --Continued

December 31, 2012

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

2.   Presentation of financial statements and summary of significant accounting policies--Continued

2.2.    Summary of significant accounting policies--Continued

2.2.1.   Accounting judgments, estimates and assumptions--Continued

(ii)   Estimates and assumptions--Continued

b)     Inventories of properties for sale--Continued

The Company adopts the policy of annually conducting tests on the units in construction and completed units, comparing the unit construction cost with the sale value of units in inventory. The assumptions that usually underlie the calculation of the recoverable value of assets are based on expected cash flows, economic viability studies of real estate ventures that show the recoverability of assets or its market value, all discounted to present value.

The classification of land into current or non-current assets is carried out by the Management based on the schedule of the real estate venture launches. Management periodically reviews the estimates of real estate venture launches.

c)    Share-based payment transactions

The Company measures the cost of transactions with employees to be settled with shares based on the fair value of equity instruments on the grant date. The estimate of the fair value of share-based payments requires the determination of the most adequate pricing model to grant equity instruments, which depends on the grant terms and conditions. It also requires the determination of the most adequate data for the pricing model, including the expected option life, volatility and dividend income, and the corresponding assumptions. The assumptions and models used to estimate the fair value of share-based payments are disclosed in Note 19.3.

Gafisa S.A.

Notes to the individual and consolidated financial statements --Continued

December 31, 2012

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

2.   Presentation of financial statements and summary of significant accounting policies--Continued

2.2.    Summary of significant accounting policies--Continued

2.2.1.   Accounting judgments, estimates and assumptions--Continued

(ii)   Estimates and assumptions--Continued

d)    Provision for legal claims

The Company recognizes a provision for tax, labor and civil claims (Note 17). The assessment of the probability of a loss includes the evaluation of the available evidences, the hierarchy of Laws, existing case laws, the latest court decisions and their significance in the judicial system, as well as the opinion of external legal counsel. The provisions are reviewed and adjusted to take into account the changes in circumstances, such as the applicable expiration term, findings of tax inspections, or additional exposures found based on new court issues or decisions. The settlement of transactions involving these estimates may result in amounts different from those estimated in view of the inaccuracies inherent in the process for estimating them. The Company reviews its estimates and assumptions at least annually.

Gafisa S.A.

Notes to the individual and consolidated financial statements --Continued

December 31, 2012

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

2.   Presentation of financial statements and summary of significant accounting policies--Continued

2.2.    Summary of significant accounting policies--Continued

2.2.1.   Accounting judgments, estimates and assumptions--Continued

(ii)   Estimates and assumptions--Continued

e)    Fair value of financial instruments

When the fair value of the financial assets and liabilities presented in the balance sheet cannot be obtained in the active market, it is determined using valuation techniques, including the discounted cash flow method.

The data for such methods is based on those practiced in the market, when possible; however, when it is not viable, a certain level of judgment is required to establish the fair value. The judgment includes considerations on the data used, such as interest rates, liquidity risk, credit risk, and volatility. Changes in the assumptions about these factors may affect the presented fair value of financial instruments.

f)     Estimated cost of construction

Estimated costs, mainly comprising the incurred and future costs for completing the construction works, are regularly reviewed, according to the construction progress, and adjustments arising from reviews are made to the statement of operations of the Company. The effects of such estimate reviews affects the statement of operations, according to the Technical Pronouncement CPC 23 - Accounting Practices, Changes in Accounting Estimates and Errors.

Gafisa S.A.

Notes to the individual and consolidated financial statements --Continued

December 31, 2012

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

2.   Presentation of financial statements and summary of significant accounting policies--Continued

2.2.    Summary of significant accounting policies--Continued

2.2.1.   Accounting judgments, estimates and assumptions--Continued

(ii)   Estimates and assumptions--Continued

g)    Taxes

There are uncertainties in relation to the interpretation of complex tax rules and to the value and timing of future taxable income. The Company and its subsidiaries are subject in the ordinary course of their businesses to assessments, audits, legal claims and administrative proceedings in tax and labor matters. Depending on the subject of the investigations, legal claims or administrative proceedings that are filed against the Company and/or its subsidiaries, we may be adversely affected, regardless of the respective final outcome.

h)    Realization of deferred income tax

The initial recognition and subsequent estimates of deferred income tax are carried out when it is probable that a taxable profit for the following years will be available to offset the deferred tax asset, based on projections of results prepared and based on internal assumptions and future economic scenarios that enable its total or partial use should a full credit be recognized.

Gafisa S.A.

Notes to the individual and consolidated financial statements --Continued

December 31, 2012

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

2.   Presentation of financial statements and summary of significant accounting policies--Continued

2.2.    Summary of significant accounting policies--Continued

2.2.2.   Recognition of revenue and expenses

(i)    Real estate development and sales

Revenues, as well as costs and expenses directly relating to real estate development units sold and not yet finished, are allocated to the statement of operations over the construction period and the following procedures are adopted:

(a)    For the sales of completed units, revenues are recorded when the sale is completed and the transfer of significant risks and benefits has occurred, regardless of the receipt from the customer of the contracted amount.

(b)    For the sales of units under construction, the following applies:

•  The incurred cost (including cost of land, and other directly related expenditure with inventory production) that corresponds to the units sold is fully appropriated to the statement of operations. For the units not yet sold, the incurred cost is appropriated to inventory (Note 2.2.8);

•  Incurred costs of units sold (including land) is measured as a percentage of total estimated cost, and this percentage is applied to the total revenues of the units sold, adjusted in accordance with the terms established in the sales contracts, thus determining the amount of revenues to be recognized in directly proportion to cost;

•   Any amount of revenue recognized that exceeds the amount actually received from customers is recorded as either a current or non-current asset in the account “Trade accounts receivable”. Any amount received in connection with the sales of units that exceeds the amount of revenues recognized is recorded as “Payables for purchase of land and advances from customers”;

Gafisa S.A.

Notes to the individual and consolidated financial statements --Continued

December 31, 2012

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

2.   Presentation of financial statements and summary of significant accounting policies--Continued

2.2.    Summary of significant accounting policies--Continued

2.2.2.   Recognition of revenues and expenses--Continued

(i)    Real estate development and sales--Continued

•  Interest and inflation-indexation charges on accounts receivable as from the time the units are delivered, as well as the adjustment to present value of account receivable, are appropriated to the statement of operations on a pro rata basis using the accruals basis of accounting;

•  The financial charges on account payable for acquisition of land and those directly associated with the financing of construction are capitalized and recorded in properties for sale and appropriated to the incurred cost of finished units until their completion, and follow the same appropriation criteria for the recognition of the cost of real estate units sold while under construction, through deferred taxes, assets and liabilities;

•  The taxes levied and deferred on the difference between real estate development revenues and the cumulative revenue subject to tax are calculated and recognized when the difference in revenues is recognized;

•  The other expenses, including the advertising and publicity ones, are appropriated to statement of operations when incurred.

(ii)   Construction services

Revenues from real estate services are recognized as services are rendered and consist primarily of amounts received in connection with construction management activities for third parties, and technical advisory services.

Gafisa S.A.

Notes to the individual and consolidated financial statements --Continued

December 31, 2012

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

2.   Presentation of financial statements and summary of significant accounting policies--Continued

2.2.    Summary of significant accounting policies--Continued

2.2.2.   Recognition of revenues and expenses--Continued

(iii)   Barter transactions

Barter transactions have the objective of receiving land from third parties that are settled with the delivery of apartments or transfer of portions of the revenue from the sale of real estate units of ventures. The value of land acquired by the Company and its subsidiaries is calculated based on the fair value of real estate units to be delivered. The fair value of the land is recorded as a component of inventories of properties for sale against advances from customers in liabilities, at the time of acquisition. Revenues and costs incurred from barter transactions are appropriated to the statement of operations over the course of construction period of ventures, as described in item (b).

(iv)  ICPC 02 – Paragraphs 20 and 21

In compliance with the aforementioned ICPC requirements, the amounts of recognized revenues and incurred costs are presented in the statement of income, and the advances received in the account “payables for purchase of land and advances from customers”.

2.2.3.   Financial instruments

Financial instruments are recognized only from the date the Company becomes a party to the contractual provisions of financial instruments, which mainly consist of cash and cash equivalents, short-term investments, account receivable, loans and financing, suppliers, and other debts. Financial instruments that are not recognized at fair value through profit or loss are added by any directly attributable transactions costs.

Gafisa S.A.

Notes to the individual and consolidated financial statements --Continued

December 31, 2012

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

2.   Presentation of financial statements and summary of significant accounting policies--Continued

2.2.    Summary of significant accounting policies--Continued

2.2.3.   Financial instruments--Continued

After initial recognition, financial instruments are measured as described below:

(i)    Financial instruments through profit or loss

A financial instrument is classified into fair value through profit or loss if held for trading, that is, designated as such when initially recognized.

Financial instruments are designated at fair value through profit or loss if the Company manages these investments and makes decisions on purchase and sale based on their fair value according to the strategy of investment and risk management. After initial recognition, attributable transaction costs are recognized in the statement of operations when incurred. Financial instruments at fair value through profit or loss are measured at fair value, and their fluctuations are recognized in the statement of operations.

In the year ended December 31, 2012, the Company held derivative instruments with the objective of mitigating the risk of its exposure to the volatility of indices and interest rates, recognized at the fair value directly in statements  of operations. In accordance with its treasury policies, the Company does not have or issue derivative financial instruments for purposes other than for protective hedging. Derivative instruments are initially recognized at fair value, and attributable transaction costs are recognized in statement of operations when incurred.

After the initial recognition at fair value, derivatives continued to be measured at fair value and the changes are recognized in the consolidated statement of operations. As of December 31, 2012, the Company has R$10,568 (R$4,418 in 2011) in the Company’s statements and R$19,667 (R$7,735 in 2011) in the consolidated statements, recorded in assets under the account “Derivative financial instruments” related to the interest rate swap transaction described in Note 21. The Company does not adopt the hedge accounting practice.

Gafisa S.A.

Notes to the individual and consolidated financial statements --Continued

December 31, 2012

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

2.   Presentation of financial statements and summary of significant accounting policies--Continued

2.2.    Summary of significant accounting policies--Continued

2.2.3.   Financial instruments--Continued

(ii)   Financial assets

       Financial assets are classified into financial assets at fair value through profit or loss, borrowings and receivables, held-to-maturity investments and available-for-sale financial assets. The Company determines the classification of its financial assets at their initial recognition, when they are included in the contractual provisions of the instrument.

       Financial assets are initially recognized at fair value, plus, in the case of investments not designated at fair value through profit or loss, the transaction costs that are directly attributable to the acquisition of the financial asset.

       The financial assets of the Company include cash and cash equivalents, short-term investments, trade accounts receivable and other accounts receivable, borrowings and other receivables and derivative financial instruments.

Derecognition (write-off)

       A financial asset (or, as the case may be, a portion of the financial asset or a portion of a group of similar financial assets) is derecognized when:

•         The rights to receive cash flows from the asset has expired;

•         The Company transfers its rights of receiving cash flows of the asset or assumes an obligation of fully paying the cash inflows, without significant delay, to a third party due to a “transfer”; and (a) the Company substantially transfers all risks and rewards of the asset, or (b) the Company does not substantially transfer or retain all risks and rewards of the asset, but transfers the control over the asset.

Gafisa S.A.

Notes to the individual and consolidated financial statements --Continued

December 31, 2012

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

2.   Presentation of financial statements and summary of significant accounting policies--Continued

2.2.    Summary of significant accounting policies--Continued

2.2.3.   Financial instruments--Continued

(ii)   Financial assets --Continued

When the Company has transferred its rights to receive cash inflows of an asset and signed an agreement to transfer it, and has not substantially transferred or retained all risks and rewards of the asset, an asset is recognized at the extent of the continuous involvement of the Company with the asset. In this case, the Company also recognized an related liability. The transferred asset and related liability are measured based on the rights and obligations that the Company maintained.

The continuous involvement by guaranteeing the transferred asset is measured at the original carrying value of the asset, or the highest consideration that may be required from the Company, whichever is the lowest.

(iii)   Financial liabilities at fair value through profit or loss

       Financial liabilities through profit or loss include trading financial liabilities and financial liabilities designated at the initial recognition at fair value through profit or loss.

       Financial liabilities are classified into held for trading when they are acquired with the objective of selling them in the short term.

       Loans and financing

       After initial recognition, loans and financing accruing interest are subsequently measured at amortized cost, using the effective interest rate method. Gains and losses are recognized in statement of operations, at the time liabilities are written-off, as well as during the amortization process using the effective interest rate method.

Gafisa S.A.

Notes to the individual and consolidated financial statements --Continued

December 31, 2012

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

2.   Presentation of financial statements and summary of significant accounting policies--Continued

2.2.    Summary of significant accounting policies--Continued

2.2.3.   Financial instruments --Continued

(iii)   Financial liabilities at fair value through profit or loss--Continued

       Derecognition (write-off)

       A financial liability is written-off when the obligation is revoked, cancelled or expires.

       When an existing financial liability is substituted by other of the same creditor, under substantially different terms, or when the terms of an existing liability are significantly changed, this substitution or change is treated as a derecognition of the original liability and recognition of a new liability, the difference in the corresponding carrying values being recognized in statement of operations.

       Financial instrument – presentation of net value

       Financial assets and liabilities are stated at their net amounts in the balance sheet if, and only if, there is a current and executable legal right to offset the recognized amounts, and if there is intention of offsetting, or making the simultaneous realization of the asset and settlement of the liability.

(iv)  Available-for-sale financial instruments

For available-for-sale financial instruments, the Company assesses if there is any objective evidence that the investment is recoverable at each balance sheet date. After the initial measurement, the available-for-sale financial assets are measured at fair value, with unrealized gains and losses directly recognized in other comprehensive income, when applicable; except for impairment losses of interests calculated using the effective interest rate method, and the exchange gains or losses on monetary assets that are directly recognized in statement of operations.

Gafisa S.A.

Notes to the individual and consolidated financial statements --Continued

December 31, 2012

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

2.   Presentation of financial statements and summary of significant accounting policies--Continued

2.2.    Summary of significant accounting policies--Continued

2.2.4.   Cash and cash equivalents and short-term investments

Cash and cash equivalents are substantially composed of demand deposits and bank deposit certificates held under resale agreements, denominated in Reais, with high market liquidity and purchased maturities that do not exceed 90 days or in regard to which there are no penalties or other restrictions for the immediate redemption thereof.

Cash equivalents are classified into financial assets at fair value through profit or loss and are recorded at the original amounts plus income earned through, on a “pro rata basis", which are equivalent to their market values, not having any impact to be accounted for in the Company’s shareholders’ equity.

Short-term investments include bank deposit certificates, government bonds, exclusive investment funds that are fully consolidated, and collaterals, whose fair values approximate their carrying amounts (Note 4.2).

Gafisa S.A.

Notes to the individual and consolidated financial statements --Continued

December 31, 2012

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

2.   Presentation of financial statements and summary of significant accounting policies--Continued

2.2.    Summary of significant accounting policies--Continued

2.2.5.   Trade account receivable

Trade account receivables are stated at cost plus accrued interest and indexation adjustments, net of adjustment to present value. The allowance for doubtful account is recorded at an amount considered sufficient by management to cover estimated losses on realization of accounts receivable that are not secured.

The installments due are indexed based on the National Civil Construction Index (INCC) during the period of construction, and based on the General Market Prices Index (IGP-M) and interest, after the delivery of the units.

The balance in current assets is represented by the financial flow of installments receivable in 12 months. The remaining balance is recorded in long term, limited to the amount recorded for the financial progress.

The fair value of the revenue from units sold is stated at present value based on the discount rate which fundamentals and assumption are the average rate of the financing obtained by the Company, net of the adjustment for inflation, between the contract signature date and the estimated date to handover the keys to the completed property to the buyer (from the handover of keys, an interest of 12% p.a. plus adjustment for inflation is applied to the accounts receivable).

The discount rates adopted by the Company and its subsidiaries are 1.92% to 4.83% for the year ended December 31, 2012 (4.18% in 2011), net of INCC;

Gafisa S.A.

Notes to the individual and consolidated financial statements --Continued

December 31, 2012

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

2.   Presentation of financial statements and summary of significant accounting policies--Continued

2.2.    Summary of significant accounting policies--Continued

Subsequently, as interests accrue over time on the new fair value to calculate the revenue to be appropriated, on which the percentage of completion method will be applied.

In compliance with the provisions of item 9 of CPC 30, items 33 and 34 of OCPC01, and item 33 of CPC 12, the Company, in relation to installment sale of unfinished units, recognizes receivables adjusted for inflation, including the portion related to the handover of keys, without interest charges, and are discounted to present value, once the agreed-upon inflation indexes do not include the interest component. The reversal of the present value adjustment, considering that an important part of the Company operations consists of financing its clients until key delivery, was carried out as contra-entry to the group of real estate development revenue, consistently with interest incurred on the portion of receivables balance related to period subsequent to the handover of keys. The discount rate adopted is based on fundamentals and assumption of an average rate of loans and financing obtained by the Company, net of the inflation effect, as mentioned in Note 2.2.20.

2.2.6.   Mortgage-backed Securities (CRIs) and Housing Loan Certificate (CCI)

The Company and its subsidiaries carry out the assignment and/or securitization of receivables related to completed real estate projects. This securitization is carried out through the issuance of the “Housing loan certificate (“Cédula de Crédito Imobiliário” or “CCI”), which is assigned to financial institutions that grant loans. When there is no right of recourse, this assignment is recorded as a charge to accounts receivable. When there is right of recourse against the Company, the assigned receivable is maintained in the balance sheet. The funds from assignment, when it does not have right of recourse, are classified into the account “Obligations assumed on assignment of receivable”, until certificates are settled by customers.

Gafisa S.A.

Notes to the individual and consolidated financial statements --Continued

December 31, 2012

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

2.   Presentation of financial statements and summary of significant accounting policies--Continued

2.2.    Summary of significant accounting policies--Continued

2.2.6.   Mortgage-backed securities (CRIs) and Housing Loan Certificate (CCI) --Continued

In this situation, the cost of this transaction was recorded in “financial expenses” in the statement of operations for the year in which is made.

The financial guarantees, when a participation is acquired (subordinated CRI) and maintained to secure assigned receivables, are recorded in the balance sheet as “short-term investments” at the realization value, which is equivalent to fair value. As of December 31, 2012 and 2011, the Company did not have subordinated CRIs in its balance sheet.

2.2.7.   Credit Rights Investment Fund (FIDC)

The Company consolidates Credit Rights Investment Fund (FIDC) in which it holds subordinated shares, subscribed and paid in by the Company in receivables.

When consolidating the FIDC in its financial statements, the Company records the receivables in the group of accounts trade accounts receivable and the balance of the FIDC net assets are recorded in other accounts payable, with the shares held by the Company being eliminated in the consolidation process. The financial costs of these transactions are appropriated on “pro rata” basis under the account “financial expenses” in statement of operations.

Gafisa S.A.

Notes to the individual and consolidated financial statements --Continued

December 31, 2012

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

2.   Presentation of financial statements and summary of significant accounting policies--Continued

2.2.    Summary of significant accounting policies--Continued

2.2.8.   Properties for sale

Land is initially stated at cost of acquisition only once the property deeds have been transferred to the Company. Amounts advanced for the acquisition of land are recorded under the account “Advances to suppliers” when there has been no transfer of the property deeds, not being recognized as land in the financial statements while under negotiation, regardless of the likelihood of success or construction stage. The Company and its subsidiaries acquire a portion of their land through barter transactions, which, in exchange for the land acquired, they undertake to deliver (a) real estate units under development or (b) a portion of the revenues originating from the sale of the real estate units. Land acquired through barter transaction is stated at fair value on the acquisition date, and the revenue and cost are recognized according to the criteria described in Note 2.2.2(iii). Subsequently, the interest on payables for barter transactions is capitalized to the cost of bartered land, net of the effects of the adjustment to present value.

Properties are stated at construction cost, which cannot exceed net realizable value. In the case of real estate developments in progress, the portion in inventories corresponds to the cost incurred for units that have not yet been sold.  The incurred cost comprises construction costs (materials, own or outsourced labor, and other related items), and legal expenses relating to the acquisition of land and projects, land costs and financial charges which relate to a project over the construction period.

The Company capitalizes interest on developments during the period of the construction, and also land, while the activities for the preparation of assets for resale are being carried out, as long as there are loans outstanding, which are recognized in statement of operations in the proportion to the units sold, using the same criteria as for other costs.

Gafisa S.A.

Notes to the individual and consolidated financial statements --Continued

December 31, 2012

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

2.   Presentation of financial statements and summary of significant accounting policies--Continued

2.2.    Summary of significant accounting policies--Continued

2.2.8.   Properties for sale--Continued

When the cost of construction of properties for sale exceeds the expected cash flow from sales, once completed or still under construction, an impairment charge is recognized in the year when the carrying amount is considered no longer to be recoverable.

Properties for sale are annually reviewed, at the closing date of the year, to assess the recoverability of the carrying amount of each real estate development, regardless of any events or changes in macroeconomic scenarios indicating that the carrying amount may not be recoverable. If the carrying amount of a real estate development is not recoverable, compared to its realizable value through expected cash flows, a provision for impairment is recorded.

2.2.9.   Selling expenses - commissions

Brokerage expenditures and sales commissions are recorded in the statement of operations under the account “Selling expenses” following the same percentage-of-completion criteria adopted for the recognition of revenues. The charges related to sales commission of the buyer are not recognized as revenue or expense of the Company.

2.2.10. Prepaid expenses

These are appropriated to statement of operations when incurred using the accruals basis of accounting.

Gafisa S.A.

Notes to the individual and consolidated financial statements --Continued

December 31, 2012

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

2.   Presentation of financial statements and summary of significant accounting policies--Continued

2.2.    Summary of significant accounting policies--Continued

2.2.11. Land available for sale

Land available for sale is measured based on the lower between the carrying amount and the fair value, less the cost to sell and is classified into held for sale if its carrying amount is recovered through a sale transaction of the land, and not through the development that was supposed to be built. This condition is considered fulfilled only when the sale is highly probable and the group of asset or of disposal is available for immediate sale in its current condition. Management shall undertake to sell it in a year after the classification date.

2.2.12. Investments in subsidiaries and jointly-controlled investees

The Company has control over an entity when it has the power to control the financial and operating policies and has the capacity of earning the rewards and being exposed to the risks of its activities. In situations in which agreements grant the other company veto rights, significantly affecting business decisions with regards to its investee, the latter is considered to a jointly-controlled investee. Investments in subsidiaries and jointly-controlled investees are recorded in the Company under the equity method. The jointly-controlled investees are recorded under proportionate consolidation, based on the ownership interest of the Company.

When the Company's interest in the losses of subsidiaries is equal to or higher than the amount invested, the Company recognizes the residual portion in the net capital deficiency since it assumes obligations, make payments on behalf of these companies or makes advances for future capital increase. For this purpose, the Company recognizes a provision at an amount considered appropriate to meet the obligations of the subsidiary (Note 9).

Gafisa S.A.

Notes to the individual and consolidated financial statements --Continued

December 31, 2012

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

2.   Presentation of financial statements and summary of significant accounting policies--Continued

2.2.    Summary of significant accounting policies--Continued

2.2.13. Property and equipment

Property and equipment are recorded at cost, less any applicable accumulated depreciation and any accumulated impairment losses, if applicable.

A property and equipment item is derecognized when no future economic benefits are expected from its use or disposal. The gain or loss arising from derecognition of an asset (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) is recorded in statement of operations when the asset is derecognized.

Depreciation is calculated based on the straight-line method considering the estimated useful life of the assets (Note 10).

The residual value, useful life, and depreciation methods are reviewed at the end of each year; no change was made in relation to the information for the prior year.

Expenditures incurred for the construction of sales stands, facilities, display apartments and related furnishings are capitalized as property and equipment of the Company and its subsidiaries. Depreciation of these assets commences upon launch of the development and is recorded over the average term of one year.

Property and equipment are subject to periodic assessments of impairment. As of December 31, 2012 and 2011, there were no impairment indicators regarding property and equipment.

2.2.14. Intangible assets

(i)      Expenditures related to the acquisition and development of computer systems and software licenses, are recorded at acquisition cost and amortized over a period of up to five years, and are subject to periodic assessments of impairment of assets.

Gafisa S.A.

Notes to the individual and consolidated financial statements --Continued

December 31, 2012

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

2.   Presentation of financial statements and summary of significant accounting policies--Continued

2.2.    Summary of significant accounting policies--Continued

2.2.14. Intangible assets--Continued

(ii)     The Company’s investments in subsidiaries include goodwill when the acquisition cost exceeds the carrying amount of net assets of the acquiree.

The goodwill recorded as of December 31, 2012 and 2011, applicable to real estate development entities in Brazil, refers to acquisitions before the date of transition to CPC/IFRS (January 1, 2009), and the Company opted for not retrospectively recognizing the acquisitions before the transition date, to adjust any of the respective goodwill.

The impairment test of goodwill is carried out annually (at December 31) or whenever circumstances indicate an impairment loss. As of December 31, 2012 no need of setting up a provision for the non realization of goodwill was found.

2.2.15. Payables for purchase of properties and advances from customer due to barter

Payables for purchase of land are recognized at the amounts corresponding to the contractual obligations assumed. Subsequently they are stated at amortized cost plus interest and charges proportional to the period (“pro rata” basis), when applicable, net of adjustment to present value.

The obligations related to barter transactions of land in exchange for real estate units are stated at fair value at the acquisition date and subsequently adjusted based on the compensation agreed between the parties, are capitalized at cost of the bartered land, net of the effects of the adjustment to present value.

Gafisa S.A.

Notes to the individual and consolidated financial statements --Continued

December 31, 2012

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

2.   Presentation of financial statements and summary of significant accounting policies--Continued

2.2.    Summary of significant accounting policies--Continued

2.2.16. Income and social contribution tax on net profit

(i)      Current income and social contribution tax

Current income tax is the expected tax payable or receivable/to be offset in relation to taxable profit or loss for the year. To calculate the current income and social contribution tax, the Company adopts the Brazilian Transition Tax Regime (RTT), which permits the exclusion of the effect from the changes, introduced by Laws No. 11,638/2007 and No. 11,941/2009, from the tax basis of such taxes.

Taxes on income in Brazil comprise income tax (25%) and social contribution (9%), for entities on the standard profit regime, for which the composite statutory rate is 34%. Deferred taxes for these entities are provided on all temporary tax differences at the balance sheet date between the tax bases of assets and liabilities, and their carrying amounts.

As permitted by tax legislation, certain subsidiaries opted for the presumed profit regime, a method under which the taxable profit is calculated as a percentage of gross sales. For these companies, the income tax is calculated on estimated profits at 8% and 12% on gross revenues, respectively, on which the rates of the respective tax and contribution are levied.

Gafisa S.A.

Notes to the individual and consolidated financial statements --Continued

December 31, 2012

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

2.   Presentation of financial statements and summary of significant accounting policies--Continued

2.2.    Summary of significant accounting policies--Continued

2.2.16. Income and social contribution tax on net profit--Continued

(i)      Current income and social contribution tax--Continued

As permitted by tax legislation, the development of certain ventures are subject to the “afetação” regime, based on which the land and its features where a real estate will be developed, as well as other binding assets and rights, are separated from the assets of the developer and comprise the “patrimônio de afetação” (detached assets) of the corresponding development and which real estate units will be delivered to the buyers. In addition, certain subsidiaries made the irrevocable option for the Special Taxation Regime (RET), adopting the "patrimônio de afetação", according to which the income and social contribution taxes are calculated at 3.34% on gross revenues (6%, also levying PIS and COFINS on revenues)

(ii)     Deferred income and social contribution tax

Deferred tax is recognized in relation to tax losses and temporary differences between the carrying amount of assets and liabilities for accounting purposes and the corresponding amounts used for tax purposes.

Gafisa S.A.

Notes to the individual and consolidated financial statements --Continued

December 31, 2012

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

2.   Presentation of financial statements and summary of significant accounting policies--Continued

2.2.    Summary of significant accounting policies--Continued

2.2.16. Income and social contribution tax on net profit--Continued

(ii)   Deferred income and social contribution tax--Continued

It is recognized to the extent that it is probable that future taxable income will be available to be used to offset deferred tax assets, based on profit projections made with using internal assumptions and considering future economic scenarios that make it possible their full or partial use, upon the recognition of a provision for the non-realization of the balance. The recognized amounts are periodically reviewed and the impacts of realization or settlement are reflected in compliance with tax legislation provisions. Tax credits on accumulated tax losses does not have an expiration date, however, they can only be offset against up to 30% of the taxable profit for each year. Companies that opt for the presumed profit tax regime cannot offset tax losses for a period in subsequent years, and for this reason, deferred taxes are not recognized.

To the extent that the realization of deferred tax assets is not considered to be probable, this amount is not recorded. As of December 31, 2012 and 2011 the Company did not fully recognize deferred tax assets calculated on tax loss carryfowards (Note 20). The Company records deferred tax on a net basis, determined by legal entity.

In view of the recording of significant cumulative tax losses for the last three years, the Company and its subsidiaries recognized deferred tax assets and liabilities based on the following assumptions:

•  100% of deferred tax liabilities on temporary differences;

Gafisa S.A.

Notes to the individual and consolidated financial statements --Continued

December 31, 2012

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

2.   Presentation of financial statements and summary of significant accounting policies--Continued

2.2.    Summary of significant accounting policies--Continued

2.2.16. Income and social contribution tax on net profit--Continued

(ii)   Deferred income and social contribution tax--Continued

•  Deferred tax assets on temporary differences that have realization terms similar to deferred tax liabilities, of the same legal entity, until the limit of the deferred tax liabilities; and

•  Of the remaining balance, in case there is a balance of deferred tax liabilities, recording of deferred tax assets equivalent to 30% of this amount, which may be realized by offsetting against tax losses.

The temporary difference assets in excess of temporary difference liabilities do not have the respective tax asset recognized, nor does the balance of tax losses not used to offset against the 30% of tax liabilities, as mentioned in Note 20.

2.2.17. Other current and non-current liabilities

These liabilities are stated at their known or estimated amounts, plus, when applicable, the corresponding charges and inflation-indexed variations through the balance sheet date, which contra-entry is included in statements of operations. Where applicable, current and non-current liabilities are recorded at present value based on interest rates that reflect the term, currency and risk of each transaction.

2.2.18. Stock option plans

As approved by its Board of Directors, the Company offers to executives and employees share-based compensation plans (“Stock Options”), according to which services are received as consideration for granted options.

Gafisa S.A.

Notes to the individual and consolidated financial statements --Continued

December 31, 2012

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

2.   Presentation of financial statements and summary of significant accounting policies--Continued

2.2.    Summary of significant accounting policies--Continued

2.2.18. Stock option plans--Continued

The fair value of options is determined on the grant date, considering that is recognized as expense in statement of operations (as contra-entry to shareholders’ equity), at the extent services are provided by employees and executives.

In an equity-settled transaction, in which the plan is modified, a minimum expense recognized corresponding to the expense that would have been recorded if the terms have not been changed. An additional expense is recognized for any modification that increases the total fair value of granted options, or that otherwise benefits, the employee, measured on the modification date. In case of cancellation of a stock option plan, this is treated as if it had been granted on the cancellation date, and any unrecognized plan expense is immediately recognized. However, if a new plan replaces the cancelled plan, and a substitute plan is designated on the grant date, the cancelled plan and the new plan are treated as if they were a modification of the original plan, as previously mentioned.

2.2.19. Other employee benefits

The salaries and benefits granted to the Company’s employees and management include fixed compensation (salaries, social security contributions (INSS), Government Severance Indemnity Fund for Employees (FGTS), vacation and 13th monthly salary, among other) and variable compensation such as profit sharing, bonus, and share-based payment. These benefits are recorded in statement of operations, under the account “General and administrative expenses”, as they are incurred.

The bonus system operates with individual corporate targets, structured based on the efficiency of corporate goals, followed by the business ones and, finally, individual goals.

The Company and its subsidiaries do not offer private pension or retirement plans or other post-employment benefits.

Gafisa S.A.

Notes to the individual and consolidated financial statements --Continued

December 31, 2012

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

2.   Presentation of financial statements and summary of significant accounting policies--Continued

2.2.    Summary of significant accounting policies--Continued

2.2.20. Present value adjustment – assets and liabilities

Assets and liabilities arising from long or short-term transactions, are adjusted to present value if significant.

In installment sales of not completed units, real estate development entities have receivables adjusted by inflation index, including the installment related to the delivery of units, without accrual of interest, and shall be discounted to present value, as the agreed inflation indexes do not include interest.

Borrowing costs for amounts used to finance the construction of real estate ventures are capitalized. Therefore, the reversal of the present value adjustment of an obligation related to these items is appropriated to the cost of real estate unit sold or to the inventories of properties for sale, as the case may be, until the period of construction of the project is completed.

Accordingly, certain asset and liability items are adjusted to present value based on discount rates that reflect management’s best estimate of the value of the money over time.

The applied discount rate’s underlying economic basis and assumption is the average rate of the financing and loans obtained by the Company, net of the inflation-index effect (Notes 5 and 12).

Gafisa S.A.

Notes to the individual and consolidated financial statements --Continued

December 31, 2012

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

2.   Presentation of financial statements and summary of significant accounting policies--Continued

2.2.    Summary of significant accounting policies--Continued

2.2.21. Debenture and public offering costs

Transaction costs and premiums on issuance of securities are accounted for as a direct reduction of amount raised by the Company. In addition, transaction costs and premiums on issuance of debt securities are amortized over the terms of the instrument and the net balance is classified as reduction of the respective transaction (Note 13).

2.2.22. Borrowing costs

The borrowing costs directly attributable to ventures during the construction period and land, when the development of the asset for sale is being performed, are capitalized as part of the cost of that asset, since there are borrowings outstanding, which are recognized in statement of operations to the extent units are sold, the same criteria for other costs. All other borrowing costs are recorded as expense when incurred. Borrowing costs comprise interest and other related costs incurred, including those for raising finance.

Charges that are not appropriated to the statement of operations of subsidiaries and jointly-controlled investees shall be recorded in the financial statements of the Company, in the account investments in non-current assets (Note 9).

2.2.23. Provisions

Provisions are recognized when the Company has a present obligation as a result of a past event, and it is probable future economic benefits are required to settle the payable, and a reliable estimate can be made of the amount of the obligation.

Gafisa S.A.

Notes to the individual and consolidated financial statements --Continued

December 31, 2012

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

2.   Presentation of financial statements and summary of significant accounting policies--Continued

2.2.    Summary of significant accounting policies--Continued

2.2.23. Provisions--Continued

(i)    Provision for legal claims

The Company is party to various lawsuits and administrative proceedings. Provisions are recognized for all contingencies related to lawsuits, in which it is probable that an outflow of resources will be made to settle the contingency, and a reliable estimate can be made. The assessment of the probability of loss includes the evaluation of available evidence, the hierarchy of Laws, the available case law, the most recent court decisions, and their relevance in the legal system, as well as the opinion of external legal counsel.

Provisions are reviewed and adjusted to take into account the change in circumstances, such as the statute of limitations, findings of tax inspections, or additional identified exposures based on new issues or court decisions. Actual results may differ from management’s estimates.

Contingent liabilities for which losses are considered possible are only disclosed in a note to financial statements, and those for which losses are considered remote are neither accrued nor disclosed.

          Contingent assets are recognized only when there are real guarantees or favorable final and unappealable court decisions. Contingent assets with probable favorable decisions are only disclosed in the notes. As of December 31, 2012 and 2011, there are no claims involving contingent assets recorded in the balance sheet of the Company.

Gafisa S.A.

Notes to the individual and consolidated financial statements --Continued

December 31, 2012

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

2.   Presentation of financial statements and summary of significant accounting policies--Continued

2.2.    Summary of significant accounting policies--Continued

2.2.23. Provisions--Continued

(ii)   Allowance for doubtful account and cancelled contracts

The Company reviews annually its assumptions to set up an allowance for doubtful account and cancelled contracts, in view of the review of the histories of its current operations and improvement of estimates.

The Company records an allowance for doubtful accounts and cancelled contracts for customer whose installments are over 90 past due, in several types of construction work: construction works on time, construction works delayed (within the grace period), works that are late (out of the grace period) and for delivered completed units. This allowance is calculated based on the percentage of the construction work completion, a methodology adopted for recognizing profit or loss for the year (Note 2.2.2).

(iii)    Provision for penalties due to delay in construction work

As provided for in contract, the Company adopts the practice of provisioning the charges payable to customers for projects with over 180 days of delay to their handover, according to the respective contractual clause.

(iv)   Warranty provision

The Company and its subsidiaries recognize a provision to cover expenditures for repairing construction defects covered during the warranty period, except for the subsidiaries that operate with outsourced companies, which are the direct guarantors of the constructions services provided. The warranty period is five years from the delivery of the venture.

Gafisa S.A.

Notes to the individual and consolidated financial statements --Continued

December 31, 2012

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

2.   Presentation of financial statements and summary of significant accounting policies--Continued

2.2.    Summary of significant accounting policies--Continued

2.2.23. Provisions--Continued

(v)    Provision for impairment of non-financial assets

Management reviews at least annually, at each balance sheet date, the carrying amount of non-financial assets with the objective of evaluating events or changes in economic and operational circumstances that may indicate impairment. When such evidence is found, and the carrying amount exceeds the recoverable amount, a provision for impairment is recorded, adjusting the carrying to the recoverable amount. The goodwill and intangible assets with indefinite useful lives have the recovery of their amounts tested annually, regardless if there are any indications of impairment, by comparing to the realization value measured by cash flows discounted to present value, using a discount rate before taxes, which reflects the weighted average cost of capital of the Company.

(vi)   Provision for non recognition of the deferred tax asset balance

The Company’s projections assume that a significant portion of its business will be conducted in its principal holding companies, and this enables the recovery of a substantial portion of it is accumulated tax losses.

However, several external factors, beyond of the Company, may affect such tax calculations, in addition to possible requirements by financial authorities to segregate ventures in their own development entities (SPEs, for example) to a greater extent than the Company intends. There is also the possibility of taxation rulings, relating to new or even ventures that have already been developed within the brand holding companies, which may require the exclusion of such businesses, which would then make their own tax filing, separated from the tax option of the Company, which is taxable profit.

Gafisa S.A.

Notes to the individual and consolidated financial statements --Continued

December 31, 2012

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

2.   Presentation of financial statements and summary of significant accounting policies--Continued

2.2.    Summary of significant accounting policies--Continued

2.2.23. Provisions--Continued

(vi)  Provision for non recognition of the deferred tax asset balance--Continued

A reduction in the concentration of ventures may, therefore, compromise the expected recovery capacity, which is the reason we did not recognize a portion of deferred income tax asset (Note 20).

2.2.24. Sales taxes

Revenues, expenses and assets are recognized net of sales taxes, except the following:

•   When the sales taxes incurred in the purchase of goods or services are not recoverable from tax authorities, in which event sales taxes are recognized as a portion of the acquisition cost of the asset or expense item, as the case may be; and

•   When the amounts receivable and payable are shown together with the sales taxes.

     The amount of net sales taxes, recoverable or payable, is included as a receivables or payable item in the balance sheet.

Under the non-cumulative taxation regime, the PIS and COFINS contribution rates are 1.65% and 7.6%, respectively, for companies under the taxable profit taxation regime, levied on gross revenue and discounting certain credits determined based on incurred costs and expenses. For companies that opt for the presumed profit taxation regime, the PIS and COFINS contribution rates are 0.65% and 3%, respectively, on gross revenue, without discounts of credits in relation to incurred costs and expenses.

Gafisa S.A.

Notes to the individual and consolidated financial statements --Continued

December 31, 2012

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

2.   Presentation of financial statements and summary of significant accounting policies--Continued

2.2.    Summary of significant accounting policies--Continued

2.2.25. Statements of cash flows and value added

The statement of cash flows are prepared and presented in accordance with CVM Resolution No. 641, of October 7, 2010, which approved the accounting pronouncement CPC No. 03 (R2) – Statement of Cash Flows, issued by the Accounting Pronouncements Committee (CPC). The statements of value added are prepared and presented in accordance with CVM Resolution No. 557, of November 12, 2008, which approved the accounting pronouncement CPC No. 09 – Statement of Value Added, issued by CPC.

Certain debt agreements require the Company to maintain short-term investments as guarantee for outstanding balances.  Such investments are restricted while held in guarantee. The Company accounts for the purchases and sales of such investments as investing activities in the statement of cash flows.

2.2.26. Treasury shares

Own equity instruments that are repurchased (treasury shares) are recognized at cost and deducted from equity. No gain or loss is recognized in the statement of operations upon purchase, sale, issue or cancellation of the Company’s own equity instruments.

2.2.27. Earnings (loss) per share – basic and diluted

Earnings (loss) per share are calculated by dividing the net income available to ordinary shareholders by the average number of shares outstanding over the period.

Diluted earnings per share are calculated similarly to the basic ones, except for the fact that the number of shares outstanding are increased, to include the additional shares that would be outstanding, in case the shares with dilutive potential attributable to stock option and redeemable shares of noncontrolling interests (see Note 2.1.1. – information on subsidiary - AUSA) had been issued over the respective periods, using the weighted average price of shares.

Gafisa S.A.

Notes to the individual and consolidated financial statements --Continued

December 31, 2012

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

2.   Presentation of financial statements and summary of significant accounting policies--Continued

2.2.    Summary of significant accounting policies--Continued

2.2.28. Statement of comprehensive income

In order to meet the statutory provisions (CPC 26 (R1)), the Company reported the statement of comprehensive income in its financial statements. The Company does not have other comprehensive income other than the profit or loss for the year.

3. Pronouncements (new or revised) and interpretation adopted from 2012 or applicable as of January 1, 2013

3.1 Pronouncements (new or revised) and interpretation adopted from 2012

Company adopted all of the pronouncements (new or revised) and interpretations issued by the CPC which were effective as of December 31, 2012.

In relation to the adoption of the pronouncements and interpretations listed below, which became effective as of January 1, 2012, they did not have impact on the individual and consolidated financial statements of the Company as of December 31, 2012. They are the following:

•           CPC 17 (R1) – Construction Contracts – CVM Resolution no. 691 of November 8, 2012 (IAS 11);

•           CPC 18 (R1) – Investments in Subsidiaries and Affiliates – CVM Resolution no. 688 of October 4, 2012 (IAS 28);

•           CPC 30 (R1) – Revenues – CVM Resolution no. 692 of November 8, 2012 (IAS 18);

•           CPC 35 (R2) – Separate Financial Statements – CVM Resolution no. 693 of November 8, 2012;

•           CPC 40 R1 – Financial Instruments: Supporting Documents – CVM Resolution no. 684 of August 30, 2012 (IFRS 7);

•           ICPC 08 (R1) – Accounting of Dividend Payment Proposal – CVM Resolution no. 683 of August 30, 2012; and

•           ICPC 09 (R1) – Individual Financial Statements, Separate Financial Statements and Application of the Equity Accounting Method – CVM Resolution no. 687 of October 4, 2012.

Gafisa S.A.

Notes to the individual and consolidated financial statements --Continued

December 31, 2012

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

3. Pronouncements (new or revised) and interpretation adopted from 2012 -- Continued

3.2. Pronouncements (new or revised) and interpretation applicable to years beginning January 1, 2013

The pronouncements (new or revised) and the interpretation listed below, issued by CPC and approved by CVM, are mandatory for the years beginning January 1, 2013 or later. They are the following:

•           CPC 18 (R2) – Investments in associates and joint ventures – CVM Resolution no. 696 of December 13, 2012;

•           CPC 19 (R2) – Joint arrangements – CVM Resolution no. 694 of November 23, 2012;

•           CPC 33 (R1) – Employee benefits –CVM Resolution no. 695 of December 13, 2012;

•           CPC 36 (R3) – Consolidated statements – CVM Resolution no. 698 of December 20, 2012;

•           CPC 45 – Disclosure of interests in other entities – CVM Resolution no. 697 of December 13, 2012; and

•           CPC 46 – Fair value measurement – CVM Resolution no. 699 of December 20, 2012.

The Company did not make the early adoption of such pronouncements (new or revised) and interpretations in its individual and consolidated financial statements as of December 31, 2012.

Management, based on the preliminary analysis performed thus far, estimates that the adoption of CPCs 19 (R2) and 36 (R3) will exert a significant impact on the consolidated financial statements of the Company for 2013, once certain investments in jointly-controlled investees will no longer be proportionately consolidated and will be accounted for under the equity method.

As required by CPC 23 – Accounting Practices, Changes in Accounting Estimates and Errors, in its consolidated financial statements for 2013, the Company will adopt CPCs 19 (R2) and 36 (R3) retrospectively (adjusting the comparative balances for 2012) and Management, based on the preliminary analysis performed thus far, shows below the best estimate for the possible impacts on the balances for 2012.

Gafisa S.A.

Notes to the individual and consolidated financial statements --Continued

December 31, 2012

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

3. Pronouncements (new or revised) and interpretation adopted from 2012 -- Continued

3.2. Pronouncements (new or revised) and interpretation applicable to years beginning January 1, 2013 -- Continued

	Balances reported in 2012	Impact of the adoption of CPC 19 (R2) and CPC 36 (R3)	2012 balances, after the adoption of CPC 19 (R2) and CPC 36 (R3)
Balance sheet
Current assets	7,218,690	(1,118,030)	6,100,660
Non-current assets	1,575,371	(112,698)	1,462,673
Investments	-	574,798	574,798
Property and equipment and intangible assets	276,933	-	276,933
Total assets	9,070,994	(655,930)	8,415,064

Current liabilities	2,879,590	(399,751)	2,479,839
Non-current liabilities	3,499,037	(256,179)	3,242,858
Total liabilities	6,378,627	(655,930)	5,722,697
Equity	2,692,367	-	2,692,367
Total liabilities and equity	9,070,994	(655,930)	8,415,064

Statement of operations
Net operating revenue	3,953,282	(383,752)	3,569,530
Operating costs	(2,941,025)	293,443	(2,647,582)
Operating (expenses) / income	(840,452)	18,123	(822,329)
Equity pick-up	-	58,200	58,200
Financial income	(206,940)	6,830	(200,110)
Income and social contribution taxes	(41,228)	7,156	(34,072)
Noncontrolling interests	(48,141)	-	(48,141)
Net income for the year	(124,504)	-	(124,504)
Cash flow
Operating activities	650,945	695,734	1,346,679
Investing activities	161,488	(309,281)	(147,793)
Financing activities	(322,894)	(504,966)	(827,860)

Except for the potential impacts exerted by the adoption of CPC 19 (R2) and CPC 36 (R3) shown above, Management estimates that the adoption of other pronouncements (new or revised) and interpretations shall not exert a significant impact on the individual and consolidated financial statements of the Company for 2013.

Gafisa S.A.

Notes to the individual and consolidated financial statements --Continued

December 31, 2012

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

4.   Cash and cash equivalents and short-term investments

4.1.    Cash and cash equivalents

	Company		Consolidated
	2012	2011	2012	2011

Cash and banks	30,546	31,116	252,073	86,628
Securities purchased under agreement to resell (a) (Note 21.i.d)	65,290	1,110	375,064	50,970
Total cash and cash equivalents (Note 21.ii.a)	95,836	32,226	627,137	137,598

(a)   Securities purchased under agreement to resell are securities issued by Banks with the repurchase commitment by the bank, and resale commitment by the customer, at rates and terms agreed upon, backed by private or government securities, depending on the bank and are registered with the CETIP.

As of December 31, 2012, the securities purchased under agreement to resell include interest earned from 75% to 102.5% of Interbank Deposit Certificates (CDI) (from 70% to 102% of CDI in 2011). All transactions are made with financial institutions considered by management to be first class.

4.2.    Short-term investments

	Company		Consolidated
	2012	2011	2012	2011

Investment funds	-	-	1,190	2,686
Bank deposit certificates (a)	258,164	6,187	655,208	466,753
Restricted cash in guarantee to loans (b)	21,005	56,139	95,887	59,497
Restricted credits (c)	22,697	17,837	296,028	306,268
Other	5,838	10,799	5,838	10,858
Total short-term investments (Note 21.ii.a)	307,704	90,962	1,054,151	846,062

(a)   As of December 31, 2012, Bank Deposit Certificates (CDBs) include interest earned varying from  70% to 104% (from 75% to 110% in 2011) of Interbank Deposit Certificates (CDI). The CDBs in which the Company invests earn interest that is usually above 98% of CDI. However, the Company invests in short term (up to 20 working days) through securities purchased under agreement to resell which interest is lower (from 75% of CDI). On the other hand, these investments are exempt from the tax on financial transactions (IOF), which is not the case of CDBs.

(b)   Restricted cash in guarantee to loans are investments in fixed-income funds, whose shares represent investments only in federal government bonds, indexed to fixed rates or to price and inflation rates, and pledged to guarantee a portion of the Company’s issuances. These amounts are periodically released, when there is a surplus of guarantee in the issuance and/or as provided for in the indenture. See Notes 13 and 17(b).

(c)   Restricted credits are represented by onlending of the funds from associate credit (“crédito associativo”), a type of government real estate financing, which are in process of approval at the Caixa Econômica Federal (a Federally owned Brazilian bank used for real estate financing purpose). These approvals are made to the extent the contracts signed with customers at the financial institutions are regularized, which the Company expect to be in up to 90 days.

Gafisa S.A.

Notes to the individual and consolidated financial statements --Continued

December 31, 2012

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

5.       Trade accounts receivable of development and services

	Company		Consolidated
	2012	2011	2012	2011

Real estate development and sales (i)	1,068,562	1,575,751	4,212,142	5,438,850
( - ) Allowance for doubtful accounts and cancelled contracts (i)	(17,029)	(5,585)	(261,661)	(514,654)
( - ) Adjustments to present value	(9,590)	(19,080)	(83,854)	(109,152)
Services and construction and other receivables	22,073	9,274	24,879	11,404
	1,064,016	1,560,360	3,891,506	4,826,448

Current	826,531	1,390,694	2,915,253	3,962,574
Non-current	237,485	169,666	976,253	863,874

The current and non-current portions fall due as follows:

	Company		Consolidated
Maturity	2012	2011	2012	2011
2012	-	1.415.359	-	4.586.380
2013	853,150	72,893	3,260,768	545,882
2014	109,962	49,829	466,585	208,766
2015	70,853	11,130	290,699	27,429
2016	15,092	9,326	57,211	21,300
2017 onwards	41,578	26,488	161,758	60,497
	1,090,635	1,585,025	4,237,021	5,450,254
( - ) Adjustment to present value	(9,590)	(19,080)	(83,854)	(109,152)
( - ) Allowance for doubtful account and cancelled contracts	(17,029)	(5,585)	(261,661)	(514,654)
	1,064,016	1,560,360	3,891,506	4,826,448

(i)      The balance of account receivable from units sold and not yet delivered is not fully reflected in the financial statements. Its recovery is limited to the portion of the recorded revenues net of the amounts already received, according to the accounting practice mentioned in Note 2.2.2(i)(b).

As of December 31, 2012, advances from clients (development and services) in excess of the revenues recorded in the period amount to R$22,895 (R$57,297 in 2011) in the Company’s statements and R$138,787 (R$215,042 in 2011) in the consolidated statements, without the effect of adjustment to present value, and are classified in “Payables for purchase of properties and advances from customers" (Note 18).

Gafisa S.A.

Notes to the individual and consolidated financial statements --Continued

December 31, 2012

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

5.   Trade accounts receivable of development and services --Continued

Accounts receivable from completed real estate units are in general subject to annual interest of 12% plus IGP-M variation, the revenue being recorded in statement of operations in the account “Revenue from real estate development and sale, barter transactions and construction services". The amounts recognized in the Company and consolidated statements for the year ended December 31, 2012 totaled R$36,357 (R$26,311 in 2011), and R$65,749 (R$44,016 in 2011), respectively.

The balances of allowance for doubtful account and cancelled contracts, net of accounts receivable and properties for sale, in the amounts of R$17,029 (R$5,585 in 2011) in the Company’s statement and R$80,069 (R$119,824 in 2011) in the consolidated statement as of December 31, 2012 and 2011, are considered sufficient by the Company’s management to cover the estimate of future losses on realization of the accounts receivable.

During the year ended December 31, 2012 and 2011, the changes in the allowance for doubtful accounts and cancelled contracts are summarized as follows:

	Company
	2012	2011
Balance at December 31,	(5,585)	-
Additions (Note 23)	(11,444)	(5,585)
Balance at December 31	(17,029)	(5,585)

	Consolidated
	Receivables	Properties for sale (Note 6)	Net

Balance at December 31, 2010	(227,542)	174,774	(52,768)
Additions	(287,112)	220,056	(67,056)
Balance at December 31, 2011	(514,654)	394,830	(119,824)
Additions	(11,444)	-	(11,444)
Write-offs	264,437	(213,238)	51,199
Balance at December 31, 2012	(261,661)	181,592	(80,069)

The reversal of the adjustment to present value recognized in revenue from real estate development for the year ended December 31, 2012 amounted to R$9,490 (R$5,120 in 2011), in the Company’s statements and R$25,298 (R$(4,486) in 2011) in the consolidated statements.

Gafisa S.A.

Notes to the individual and consolidated financial statements --Continued

December 31, 2012

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

5.   Trade accounts receivable of development and services --Continued

Receivables from units not yet completed were measured at present value  considering the discount rate determined according to the criteria described in Note 2.2.2. The discount rate applied by the Company and its subsidiaries ranged from 1.92 to 4.83% for 2012 (4.18% in 2011), net of Civil Construction National Index (INCC).

(ii)     On June 26, 2009, the Company entered into a CCI transaction, which consists of an assignment of a portfolio comprising select residential real estate receivables from Gafisa and its subsidiaries. The Company assigned its receivables portfolio amounting to R$89,102 in exchange for cash, at the transfer date, discounted to present value, of R$69,315, classified under the account “obligations assumed on assignment of receivables”. As of December 31, 2012, it amounts to R$14,666 (R$24,791 in 2011) - Note 14.

(iii)    On June 27, 2011, the Company and its subsidiaries entered into a Definitive Assignment of Real Estate Receivables Agreement (CCI). The purpose of said Assignment Agreement is the definitive assignment by the assignor to the assignee. The assignment refers to a portfolio comprising select residential real estate receivables performed and to be performed arising out of Gafisa and its subsidiaries. The assigned portfolio of receivables amounts to R$203,915 (R$185,210 – Gafisa’s interest) in exchange for cash, at the transfer date, discounted to present value, for R$171,694 (R$155,889 – Gafisa’s interest), recorded under the account “obligations assumed on the assignment of receivables” (Note 14). As of December 31, 2012, the balance of this transaction is R$24,362 (R$46,283 in 2011) in the Company’s statements and R$78,242 (R$169,793 in 2011) in the consolidated statements (Note 14).

Gafisa S.A.

Notes to the individual and consolidated financial statements --Continued

December 31, 2012

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

5.   Trade accounts receivable of development and services --Continued

(iv)   On September 29, 2011, the Company and its subsidiaries entered into a Private Instrument for Assignment of Real Estate Receivables and Other Covenants. The purpose of said assignment agreement is the assignment by the assignor (“Company”) to the assignee of the select portfolio of residential real estate receivables performed or to be performed from Gafisa and its subsidiaries, comprising the financial flow of the portfolio (installments, charges and the portion related to the handover of keys). The amount of real estate receivables assignment paid by the Assignee amounts to R$238,356 (R$221,376 - Gafisa’s interest). The assignment amount will be settled by the Assignee by offsetting the Housing Financial System (SFH) debt balance of the own bank. On July 6, 2012, the remaining balance will be settled by issuance of Bank Deposit Certificate (CDB) guaranteed in favor of the Company. As of December 31, 2012, the balance of this transaction amounts to R$8,729 in the Company and consolidated statement (R$171,210 and R$188,191 in 2011 in the Company and consolidated statement, respectively) (Note 14).

(v)    The Company and its subsidiaries entered into on December 22, 2011, a Definitive Assignment of Real Estate Receivables Agreement (CCI). The subject of such assignment agreement is the definitive assignment by the assignor to the assignee a portfolio comprising select residential real estate receivables performed and to be performed from Gafisa and its subsidiaries. The assigned portfolio of receivables amounts to R$72,384 in exchange for cash at the transfer date, discounted to present value, by R$60,097, classified into the account “obligations assumed on assignment of receivables”. As of December 31, 2012, the balance of this transaction is R$11,590 (R$47,505 in 2011) in the Company’s statements and R$16,864 (R$72,384 in 2011) in the consolidated  statements (Note 14).

(vi)   The Company and its subsidiaries entered into on May 9, 2012 a Definitive Assignment of Real Estate Receivables Agreement (CCI), which subject assignment agreement is the definitive assignment by the assignor to the assignee of a portfolio comprising select residential real estate receivables performed and to be performed from Gafisa and its subsidiaries. The assigned portfolio of receivables amounts to R$64,887 in exchange for cash at the transfer date, discounted to present value, by R$45,225, classified into the account “obligations assumed on assignment of receivables”, and the subscription of Subordinated CRI for the unit value of R$1,809. As of December 31, 2012, the balance of this transaction is R$11,179 in the Company’s statements and R$22,818 in the consolidated statements (Note 14).

Gafisa S.A.

Notes to the individual and consolidated financial statements --Continued

December 31, 2012

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

5.   Trade accounts receivable of development and services --Continued

(vii)    On July 6, 2012, he Company and its subsidiaries signed an agreement for Definite Assignment of Real Estate Receivables Agreement (CCI). The purpose of said agreement is the definite assignment by the Assignor to the Assignee of a portfolio comprising select residential real estate receivables performed and to be performed from Gafisa and its subsidiaries. The assigned portfolio of receivables amounts to R$18,207 in exchange for cash at the transfer date, discounted to present value, by R$11,489 (Gafisa’s interest), classified under “Obligations assumed on assignment of receivables”. As of December 31, 2012, the balance of this transaction was R$7,561 in the Company and R$10,458 in the consolidated statements (Note 14).

(viii) The subsidiary Alphaville and its subsidiaries entered into on November 14, 2012 an Real Estate Receivables Assignment Agreement (CCI), which purpose is the assignment by the Assignor to the Assignee of a portfolio comprising select residential real estate receivables performed and to be performed from the Company, its subsidiaries and jointly-controlled investees. The assigned gross portfolio of receivables totals $134,609 in the consolidated statements (AUSA’s interest) and in exchange for cash, at the transfer date, discounted to present value, by R$110,689  in the consolidated statements (AUSA interest’s), classified into the account “Obligations assumed on assignment of receivables”. As of December 31, 2012, the balance of this transaction is R$113,462 (Note 14).

(ix)   The Company entered into on December 27, 2012 a Definite Assignment of Real Estate Receivables Agreement (CCI), which subject is the definite assignment by the Assignor to the Assignee of a portfolio comprising select residential real estate receivables performed and to be performed from Gafisa. The assigned portfolio of receivables amounts to R$72,021 in exchange for cash at the transfer date, discounted to present value, by R$61,647, classified into the account “Obligations assumed on assignment of receivables”. As of December 31, 2012, the balance of this transaction is R$62,235 in the Company’s and consolidated statements (Note 14).

For the items (ii) to (ix) above, the Company was engaged to perform, among other duties, the management of the receipt of receivables, CCIs underlying assets, and the collection of defaulting customers, among other, according to the criteria of each investor, being paid for these services.

When applicable, the difference between the face value of the portfolio of receivables and the amount discounted to present value was recorded in the statement of operations in the which the transaction was made under the account “Discount related to Securitization Transaction” in the financial expenses group.

Gafisa S.A.

Notes to the individual and consolidated financial statements --Continued

December 31, 2012

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

6.   Properties for sale

	Company		Consolidated
	2012	2011	2012	2011

Land	665,100	582,952	975,989	1,209,400
( - ) Provision for realization of land	-	(6,643)	(7,663)	(50,049)
( - ) Adjustment to present value	(919)	(3,633)	(6,213)	(8,183)
Property under construction	175,610	305,162	936,436	1,181,950
Real estate cost in the recognition of the provision for cancelled contracts - Note 5(i)	-	-	181,592	394,830
Completed units	85,843	32,609	380,542	119,342
	925,634	910,447	2,460,683	2,847,290

Current portion	730,869	504,489	2,130,195	2,049,084
Non-current portion	194,765	405,958	330,488	798,206

In the years ended  December 31, 2012 and 2011, the change in the provision for realization of land is summarized as follows:

	Company	Consolidated
Balance at December 31, 2010	-	-
Additions	(6,643)	(50,049)
Balance at December 31, 2011	(6,643)	(50,049)
Additions	-	(373)
Write-offs	6,643	9,117
Transfer to land available for sale (Note 8) (a)	-	33,642
Balance at December 31, 2012	-	(7,663)

(a)   Lands not included in the business plan of the Company and reclassified into land available for sale (Note 8).

The Company has undertaken commitments to build units in exchange for land, accounted for based on the fair value of the bartered units at acquisition date. As of December 31, 2012, the net balance of land acquired through barter transactions amounts to R$150,396 (R$30,111 in 2011) in the Company’s statements and R$187,041 (R$83,506 in 2011) in the consolidated statements (Note 18).

As disclosed in Note 12, the balance of capitalized financial charges as of December 31, 2012 amounts to R$135,582 (R$ 108,450 in 2011) in the Company’s statements and R$252,756 (R$221,814 in 2011) in the consolidated statements.

The adjustment to present value in the property for sale balance refers to the contra-entry to the adjustment to present value of payables for purchase of properties with no effect on statement of operations (Note 18). The total amount of the reversal of the adjustment to present value recognized in the costs of real estate development in the year ended December 31, 2012 amounts to R$(796) (R$(266) in 2011) in the Company’s statements and R$(710) (R$(602) in 2011) in the consolidated statements.

Gafisa S.A.

Notes to the individual and consolidated financial statements --Continued

December 31, 2012

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

7.   Other accounts receivable

	Company		Consolidated
	2012	2011	2012	2011

Advances to suppliers	931	1,080	5,536	7,309
Recoverable taxes (IRRF, PIS, COFINS, among other)	26,804	35,588	79,917	85,057
Judicial deposit (Note 17)	101,456	85,702	130,543	108,436
Other	7,016	2	22,477	3,426

	136,207	122,372	238,473	204,228

Current portion	16,259	26,503	56,288	60,378
Non-current portion	119,948	95,869	182,185	143,850

8.   Land available for sale

The Company, in line with the strategic direction implemented at the end of 2011, opted to sell land not included in the Business Plan approved for 2013. Therefore, it devised a specific plan for the sale of such land in 2013. The carrying amount of such land, adjusted to market value when applicable, after the test for impairment, is shown as follows:

	Consolidated
	Cost	Provision for impairment	Net balance

Balance at December 31, 2010	-	-	-
Additions	135,194	(42,006)	93,188
Balance at December 31, 2011	135,194	(42,006)	93,188
Transfer of properties for sale (Note 6)	153,685	(33,642)	120,043
Reversal/Write-offs	(68,176)	28,876	(39,300)

Balance at December 31, 2012	220,703	(46,772)	173,931

Gafisa and SPEs	29,021	(5,554)	23,467
Tenda and SPEs	191,682	(41,218)	150,464

Gafisa S.A.

Notes to the individual and consolidated financial statements --Continued

December 31, 2012

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

9.   Investments in subsidiaries

In January 2007, upon acquisition of 60% of AUSA, arising from the acquisition of Catalufa Participações Ltda., a capital increase of R$134,029 was approved upon the issuance for public subscription of 6,358,116 common shares. This transaction generated goodwill of R$170,941 recorded based on expected future profitability, which was partially amortized exponentially and progressively up to December 31, 2008 based on estimated profit before taxes of AUSA on accrual basis of accounting. Goodwill balance at December 31, 2012 and 2011 is R$152,856 (Note 11).

On June 8, 2012, according to the material fact then disclosed, the third phase of the Investment Agreement and Other Covenants entered into on October 2, 2006 ("Investment Agreement "), established the rules and conditions for Gafisa related to the acquisition of interests in the capital stock of Alphaville Urbanismo S.A. ("AUSA"). The Company informs that the amount negotiated for the acquisition of the remaining 20% interest in AUSA capital stock amounts to R$359 million; which shall be settled through issuance of shares of the parent company Gafisa, estimated by the Company at 70,251,551 common shares. The number of shares that shall be issued to settle this transaction is being decided on an arbitration process initiated by the noncontrolling interests of AUSA, according to the material fact released on July 3, 2012.

The Company has 80% interest in AUSA, of which 60% is held directly and 20% indirectly through the subsidiary Shertis Emp. e Part. S.A..

On October 26, 2007, Gafisa acquired 70% of Cipesa. Gafisa and Cipesa created a new company, “Cipesa Empreendimentos Imobiliários Ltda”. ("Nova Cipesa"), in which the Company holds 70% of interest and Cipesa 30%. Gafisa made an R$50,000 cash contribution to Nova Cipesa and acquired the shares which Cipesa held in Nova Cipesa amounting to R$15,000, paid on October 26, 2008. The noncontrolling interests of Cipesa are entitled to receive from the Company a variable portion corresponding to 2% of the Total Sales Value (VGV) of the projects launched by Nova Cipesa through 2014; the maximum amount being R$25,000. Accordingly, the acquisition price considered by the Company totaled R$90,000. As a result of this transaction, a goodwill amounting to R$40,687 was recorded based on expected future profitability (Note 11). In the year ended December 31, 2012, the Company recorded a provision for the non realization of the investment (Company)/ goodwill (consolidated) in the amount of R$11,690 (R$10,430 in 2011), totaling R$22,120. As of December 31, 2012, the residual goodwill amount is R$18,567 (R$30,257 in 2011) (Note 11).

Gafisa S.A.

Notes to the individual and consolidated financial statements --Continued

December 31, 2012

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

9.   Investments in subsidiaries --Continued

On November 27, 2012, the Board of Directors of Construtora Tenda S.A. approved the creation of a program to repurchase (“Program”) the common shares issued by its parent company Gafisa S.A. to hold them in treasury and later sell them. The acquisition of shares by Construtora Tenda S.A. will be made at the market prices of shares of Gafisa at BM&F BOVESPA S.A. – Bolsa de Valores, Mercadorias e Futuros and will be carried out by charging the capital reserve account, which amounted to R$335,861 as of September 30, 2012. The Program will be carried out in up to 365 days and the acquisition of shares on the Program shall be limited to 10,000,000 common shares of Gafisa S.A.. In the year ended December 31, 2012, no share was acquired on the Program.

Gafisa S.A.

Notes to the individual and consolidated financial statements --Continued

December 31, 2012

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

9.   Investments in subsidiaries --Continued

(i)      Ownership interest

(a)    Information on subsidiaries and jointly-controlled investees

	Ownership interest - %		Total assets	Total liabilities	Equity and advance for future capital increase		Income (loss) for the period		Investments (provision for capital deficiency)		Equity pick-up
Direct investees	2012	2011	2012	2012	2012	2011	2012	2011	2012	2011	2012	2011

Construtora Tenda S.A.	100%	100%	3,324,786	1,479,047	1,845,739	2,083,237	(122,857)	(660,057)	1,845,739	2,083,237	(122,857)	(660,057)
Alphaville Urbanismo S.A.	60%	60%	1,408,818	875,599	533,218	326,272	196,585	161,146	319,931	195,763	116,906	101,230
Shertis Emp. Part. S.A.	100%	100%	115,997	11,853	104,144	65,177	38,967	32,557	104,144	65,177	38,967	32,557
Gafisa SPE 89 Emp. Im. Ltda.	100%	100%	121,753	54,085	67,668	59,463	21,605	12,562	67,668	59,463	21,605	12,562
Gafisa SPE 48 S.A. (d) (f)	80%	80%	75,617	6,930	68,687	54,676	13,967	6,838	54,950	43,741	11,174	11,261
Gafisa SPE 51 Emp. Im. Ltda. (d)	100%	100%	63,487	11,136	52,351	37,801	(6,676)	(1,558)	52,351	37,801	(6,676)	7,861
Cipesa Empreendimentos Imobiliários S.A.	100%	100%	93,409	46,930	46,479	58,331	(1,171)	636	46,479	58,331	(1,171)	630
Gafisa SPE 72 Emp. Im. Ltda.	100%	100%	73,461	27,593	45,868	14,892	2,564	6,960	45,868	14,892	2,564	6,960
SPE Reserva Ecoville/Office - Emp Im. S.A. (f)	50%	50%	160,963	78,917	82,047	63,674	11,271	29,235	41,023	31,837	7,266	15,371
Sítio Jatiuca Emp Im.SPE Ltda. (f)	50%	50%	78,678	8,689	69,989	59,884	10,083	12,483	34,995	29,942	5,041	6,242
GAFISA SPE-116 Emp. Im. Ltda. (f)	50%	50%	64,046	17	64,030	35,966	5	(31)	32,015	17,983	3	(15)
FIT 13 SPE Emp. Im. Ltda. (f)	50%	50%	103,831	55,338	48,493	35,466	37,924	27,453	24,427	17,733	18,962	13,726
Gafisa SPE 41 Emp. Im. Ltda.	100%	100%	27,376	518	26,858	32,505	(5,646)	304	26,858	32,505	(5,646)	304
Gafisa SPE 50 Emp. Im. Ltda.	100%	100%	27,518	1,235	26,283	25,654	(377)	(977)	26,283	25,654	(377)	(977)
Gafisa SPE 31 Emp. Im. Ltda.	100%	100%	26,042	28	26,014	26,875	(861)	144	26,014	26,875	(861)	144
Gafisa SPE 47 Emp. Im. Ltda. (f)	80%	80%	31,158	6	31,151	31,364	(387)	(68)	24,921	25,091	(310)	(55)
Gafisa SPE 85 Emp. Im. Ltda. (f)	80%	80%	92,364	69,474	22,890	22,733	148	(1,393)	18,312	18,186	118	(1,115)
Gafisa SPE 32 Emp. Im. Ltda.	100%	100%	20,060	2,017	18,043	16,522	(1,386)	(568)	18,043	16,522	(1,386)	(568)
Città Ville SPE Emp. Im. Ltda. (f)	50%	0%	68,524	34,327	34,197	-	(3,494)	-	17,098	-	(2,039)	-
Gafisa SPE 30 Emp. Im. Ltda.	100%	100%	15,999	(243)	16,243	18,599	(2,357)	863	16,243	18,599	(2,357)	863
SPE Pq Ecoville Emp Im S.A. (f)	50%	50%	102,189	69,897	32,292	21,832	10,461	2,302	16,146	10,916	5,231	1,151
Gafisa SPE 110 Emp. Im. Ltda.	100%	100%	34,700	19,243	15,457	11,470	3,987	4,075	15,457	11,470	3,987	4,075
Gafisa SPE 71 Emp. Im. Ltda. (f)	80%	80%	29,044	10,136	18,908	14,421	49	(5,021)	15,126	11,537	40	(4,017)
Manhattan Square Emp. Im. Coml. 1 SPE Ltda.(f)	50%	50%	92,721	63,220	29,501	15,278	188	3,923	14,751	7,639	94	2,578
Gafisa SPE 65 Emp. Im. Ltda. (f)	80%	80%	21,741	7,527	14,214	9,155	2,075	(1,071)	11,371	7,324	1,660	(857)
Gafisa FIDC (Nota 9.b.a)	100%	100%	20,717	9,592	11,125	17,466	-	-	11,125	17,466	-	-
Alto da Barra de São Miguel Em.Im. SPE Ltda. (f)	50%	50%	23,937	1,813	22,124	18,518	1,326	(9,166)	11,062	9,259	663	(4,583)
Apoena SPE Emp Im S.A. (f)	80%	80%	22,550	9,297	13,253	11,658	6,095	830	10,602	9,326	4,876	757
Costa Maggiore Emp. Im. Ltda (f)	50%	50%	20,690	1,264	19,426	24,598	2,060	1,030	9,713	12,299	1,030	599
Gafisa SPE 73 Emp. Im. Ltda. (f)	80%	80%	12,844	176	12,668	11,291	(2,968)	(2,802)	10,134	9,033	(2,375)	(2,242)

Gafisa S.A.

Notes to the individual and consolidated financial statements --Continued

December 31, 2012

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

9.   Investments in subsidiaries --Continued

(i)      Ownership interest--Continued

(a)    Information on subsidiaries and jointly-controlled investees --Continued

	Ownership interest - %		Total assets	Total liabilities	Equity and advance for future capital increase		Income (loss) for the period		Investments (provision for capital deficiency)		Equity pick-up
Direct investees	2012	2011	2012	2012	2012	2011	2012	2011	2012	2011	2012	2011

Gafisa SPE 46 Emp. Im. Ltda. (f)	60%	60%	19,887	3,302	16,585	16,820	294	1,058	9,951	10,092	176	635
Dubai Residencial Emp. Im. Ltda. (f)	50%	50%	25,824	6,246	19,578	23,816	(1,623)	1,912	9,789	11,908	(674)	1,294
Gafisa SPE 113 Emp. Im. Ltda. (f)	60%	60%	20,236	4,441	15,795	5,578	10,217	(1,878)	9,477	3,347	6,130	(1,391)
Aram SPE Emp. Imob. Ltda (f)	80%	80%	31,658	18,451	13,207	17,801	(2,478)	5,928	10,566	14,241	(2,852)	4,742
Gafisa SPE 38 Emp. Im. Ltda.	100%	100%	8,115	265	7,850	9,424	(1,574)	32	7,850	9,424	(1,574)	32
Grand Park-Parque das Arvores Em. Im. Ltda(f)	50%	50%	55,034	41,162	13,871	22,648	(14,321)	(5,788)	6,936	11,324	(7,161)	(6,469)
Gafisa SPE 37 Emp. Im. Ltda.	100%	100%	7,784	1,137	6,647	4,046	2,601	(554)	6,647	4,046	2,601	(554)
Gafisa SPE 36 Emp. Im. Ltda.	100%	100%	7,402	797	6,605	8,919	(2,315)	1,880	6,605	8,919	(2,315)	1,880
Gafisa SPE 123 Emp. Im. Ltda.	100%	100%	13,268	7,315	5,953	(2,571)	8,525	(2,572)	5,953	(2,571)	8,525	(2,572)
Gafisa SPE 42 Emp. Im. Ltda.	100%	100%	9,121	3,239	5,881	9,344	(4,659)	(1,424)	5,881	9,344	(4,659)	(1,424)
O Bosque Empr. Imob. Ltda. (f)	60%	60%	9,525	154	9,371	9,745	(374)	(229)	5,623	5,847	(125)	473
Gafisa SPE 53 Emp. Im. Ltda.	100%	100%	7,452	1,996	5,455	6,778	(3,084)	(1,180)	5,455	6,778	(3,084)	(1,180)
Gafisa SPE 27 Emp. Im. Ltda.	100%	100%	6,898	1,469	5,430	7,425	(1,995)	(435)	5,430	7,425	(1,995)	(435)
Gafisa SPE 22 Emp. Im. Ltda.	100%	100%	6,044	764	5,280	6,661	(1,381)	133	5,280	6,661	(1,381)	133
Gafisa SPE 119 Emp. Im. Ltda.	100%	100%	11,722	6,678	5,043	1	(3,129)	-	5,043	1	(3,129)	1
Parque do Morumbi Incorporadora Ltda. (f)	80%	80%	25,197	18,993	6,204	9,701	459	3,026	4,964	7,761	2,803	3,144
Gafisa SPE 111 Emp. Im. Ltda.	100%	100%	18,987	14,431	4,556	-	658	3,939	4,556	-	658	(41)
Grand Park - Parque das Aguas Emp Im Ltda.(f)	50%	50%	29,150	22,146	7,004	8,140	(1,155)	(6,569)	3,502	4,070	(568)	(6,384)
Gafisa SPE 118 Emp. Im. Ltda.	100%	100%	3,503	7	3,496	3,381	115	-	3,496	3,381	115	-
OCPC01 adjustment – capitalized interests (e)			-	-	-	-	-	-	30,052	25,035	11,567	9,007
Other (*)			124,675	93,179	31,497	1,123,480	8,214	845	27,736	61,659	2,516	28,132
Subtotal			6,816,502	3,201,833	3,614,668	4,515,915	204,175	(381,247)	3,149,641	3,134,293	99,706	(426,592)

Other investments (a)									226,131	298,927
Goodwill on acquisition of subsidiaries (b)									171,423	183,113
Total investments									3,547,195	3,616,333

 (*) Includes companies with investment balances below R$3,000.

Gafisa S.A.

Notes to the individual and consolidated financial statements --Continued

December 31, 2012

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

9.   Investment in subsidiaries --Continued

(i)      Ownership interest --Continued

(a)    Information on subsidiaries and jointly-controlled investees —Continued

	Interest - %		Total assets	Total liabilities	Equity and advance for future capital increase		Income (loss) for the period		Investments (provision for capital deficiency)		Equity pick-up
Direct investees	2012	2011	2012	2012	2012	2011	2012	2011	2012	2011	2012	2011
Provision for capital deficiency (c):
Manhattan Square Emp. Imob. Res. 1 SPE Ltda	50%	50%	198,965	228,725	(29,760)	(22,371)	(7,389)	(20,385)	(14,880)	(11,186)	(3,694)	(9,498)
Gafisa SPE 117 Emp. Im. Ltda.	100%	100%	14,628	20,546	(5,918)	834	(5,953)	(1,991)	(5,918)	834	(5,953)	(1,991)
Gafisa SPE 69 Emp. Im. Ltda.	100%	100%	7,785	9,957	(2,172)	2,187	(4,359)	518	(2,172)	2,187	(4,359)	518
Gafisa SPE 121 Emp. Im. Ltda.	100%	100%	6,784	8,945	(2,161)	(1,605)	(557)	(1,606)	(2,161)	(1,605)	(557)	(1,606)
Península SPE 2 S/A	50%	50%	1,442	6,344	(4,902)	141	(3,743)	(202)	(2,451)	71	(1,871)	(101)
Gafisa SPE 126 Emp. Im. Ltda.	100%	100%	2,561	4,204	(1,642)	1	(1,643)	-	(1,642)	1	(1,643)	-
Gafisa SPE 74 Emp. Im. Ltda.	100%	100%	191	1,472	(1,281)	(414)	(867)	(79)	(1,281)	(414)	(867)	(79)
Gafisa SPE 83 Emp. Im. Ltda.	100%	100%	2,670	3,926	(1,256)	(1,110)	(146)	(742)	(1,256)	(1,110)	(146)	(742)
Gafisa SPE 28 Emp. Im. Ltda.	100%	100%	1,858	2,389	(531)	992	(1,523)	180	(531)	992	(2,049)	180
Prime Grand Park Emp. Im. SPE Ltda.	50%	50%	6,643	8,640	(1,996)	(1,047)	(949)	(431)	(998)	(524)	(475)	(399)
Outros (*)			55,789	59,142	(3,353)	(10,145)	(4,521)	(3,832)	(2,280)	(8,732)	(2,381)	(3,448)
Total reserve for capital deficiency			299,316	354,290	(54,972)	(32,537)	(31,650)	(28,570)	(35,570)	(19,486)	(23,995)	(17,166)

Total equity pick-up											75,711	(443,758)

(a)   As a result of the establishment in January 2008 of a unincorporated venture (SCP), the Company holds interests in such company that as of December 31, 2012 amounts to R$226,131 (December 31, 2011 - R$298,927) - Note 15.

(b)   See composition in Note 11.

(c)   Provision for capital deficiency is recorded in account “Other payables” (Note 16).

(d)   In the year ended December 31, 2011, a transfer of units from this SCP to this Company  was made for the respective carrying value per share.

(e)   Charges not appropriated to the income of subsidiaries, as required by paragraph 6 of OCPC01.

 (f)    Jointly-controlled investees.

Gafisa S.A.

Notes to the individual and consolidated financial statements --Continued

December 31, 2012

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

9.   Investment in subsidiaries --Continued

(b)    Change in investments

	2012	2011
Opening balance at December 31	3,616,333	3,164,898
Equity pick-up	75,711	(426,592)
Capital contribution (c)	1,426,429	565,867
Redemption of shares of subsidiaries (d)	(1,046,310)	-
Advance for future capital increase	(474,738)	360,499
Acquisition/sale of interest	(7,680)	2,652
Dividends receivable (b)	(53,346)	(49,280)
Other investments	26,081	8,148
FIDC (a)	(6,340)	571
Write-off of Cipesa goodwill for sale of land	(11,690)	(10,430)
Provision for investment losses	16,145	-
Usufruct of shares (paid dividends)	(13,400)	-
Balance at December 31	3,547,195	3,616,333

(a)     Transaction of assignment of a portfolio comprising real estate receivables made on March 31, 2009 in the amount of R$119,622 in exchange for cash, discounted to present value in the amount of R$88,664. At the shareholders’ meeting held on March 12, 2012, the extraordinary amortization of subordinated shares in the amount of R$10,000 on March 22, 2012 was approved. As of December 31, 2012, the subordinated shares totaled R$11,125. In the consolidation of Gafisa FIDC in its financial statements, the Company shows the balance of receivables amounting to R$20,717 in the group of accounts trade accounts receivable, and the amount of R$9,592 is reflected in the account “Other obligations” (Note 16), the balance of subordinated shares held by the Company being eliminated from this consolidation process.

(b)     Of this amount, R$25,333 refers to dividends received by the Company in the year ended December 31, 2012.

(c)     Of this amount, R$1,385,514 refers to the issuance, in the subsidiary Tenda, of 249,000 new registered common shares with no par value for private subscription. The new shares are fully subscribed by the Company and paid-in upon contribution of credits related to advance for future capital increase made by the Company in the subsidiary Tenda.

(d)     Of this amount, R$946,310 refers to the redemption approved in subsidiary Tenda which led to the cancellation of 170,068 registered common shares with no par value held by the Company.

Gafisa S.A.

Notes to the individual and consolidated financial statements --Continued

December 31, 2012

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

10.  Property and equipment

	Company				Consolidated
Type	2011	Addition	Write-off	2012	2011	Addition	Write-off	2012
Cost
Hardware	14,525	2,580	(1,186)	15,919	25,134	5,720	(1,414)	29,440
Vehicles and aircrafts	31	-	-	31	6,239	1,388	-	7,627
Leasehold improvements and installations	4,634	3,911	-	8,545	22,942	10,982	(548)	33,376
Furniture and fixtures	1,457	14	-	1,471	7,799	23	-	7,822
Machinery and equipment	2,609	27	-	2,636	3,441	795	(62)	4,174
Molds	-	-	-	-	8,130	-	-	8,130
Sales stands	98,393	23,326	-	121,719	162,317	33,323	-	195,640
	121,649	29,858	(1,186)	150,321	236,002	52,231	(2,024)	286,209

Accumulated depreciation
Hardware	(9,206)	(2,196)	81	(11,321)	(15,290)	(4,234)	61	(19,463)
Vehicles and aircrafts	(31)	-	-	(31)	(5,587)	(451)	-	(6,038)
Leasehold improvements and installations	(4,346)	(425)	-	(4,771)	(13,402)	(3,823)	16	(17,209)
Furniture and fixtures	(845)	(147)	-	(992)	(3,673)	(735)	-	(4,408)
Machinery and equipment	(291)	(262)	-	(553)	(385)	(353)	4	(734)
Molds	-	-	-	-	(5,271)	(1,981)	-	(7,252)
Sales stands	(94,856)	(20,889)	-	(115,745)	(139,601)	(44,658)	-	(184,259)
	(109,575)	(23,919)	81	(133,413)	(183,209)	(56,235)	81	(239,363)

	12,074	5,939	(1,105)	16,908	52,793	(4,004)	(1,943)	46,846

	Company				Consolidated
	2010	Additions	Write-off	2011	2010	Additions	Write-off	2011
Cost
Hardware	10,359	7,146	(2,980)	14,525	17,209	11,107	(3,182)	25,134
Vehicles and aircraft	31	-	-	31	5,888	351	-	6,239
Leasehold improvements and installations	4,325	323	(14)	4,634	16,997	7,590	(1,645)	22,942
Furniture and fixture	1,001	456	-	1,457	7,188	664	(53)	7,799
Machinery and equipment	2,561	48	-	2,609	3,176	278	(13)	3,441
Molding	-	-	-	-	8,130	-	-	8,130
Sales stands	80,409	17,984	-	98,393	132,097	30,220	-	162,317
	98,686	25,957	(2,994)	121,649	190,685	50,210	(4,893)	236,002

Accumulated depreciation
Hardware	(7,003)	(2,370)	167	(9,206)	(11,359)	(4,110)	179	(15,290)
Vehicles and aircraft	(31)	-	-	(31)	(5,038)	(549)	-	(5,587)
Leasehold improvements and installations	(4,325)	(21)	-	(4,346)	(11,044)	(2,360)	2	(13,402)
Furniture and fixture	(707)	(138)	-	(845)	(2,950)	(723)	-	(3,673)
Machinery and equipment	(30)	(261)	-	(291)	(59)	(326)	-	(385)
Molding	-	-	-	-	(3,277)	(1,994)	-	(5,271)
Sales stands	(56,516)	(38,340)	-	(94,856)	(87,981)	(51,620)	-	(139,601)
	(68,612)	(41,130)	167	(109,575)	(121,708)	(61,682)	181	(183,209)

	30,074	(15,173)	(2,827)	12,074	68,977	(11,472)	(4,712)	52,793

The following useful lives and rates are used to calculate depreciation:

	Useful life	Annual depreciation rate - %
Leasehold improvement	4 years	25
Furniture and fixture	10 years	10
Hardware	5 years	20
Machinery and equipment	10 years	10
Vehicles	5 years	20
Molding	10 years	10
Sales stands	1 years	100

Gafisa S.A.

Notes to the individual and consolidated financial statements --Continued

December 31, 2012

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

11. Intangible assets

	Company
	2011			2012
	Balance	Addition	Write-down	Balance
Software – Cost	43,237	22,870	(3,984)	62,123
Software – Depreciation	(21,850)	(9,471)	749	(30,572)
Other	9,582	-	(1,286)	8,296
	30,969	13,399	(4,521)	39,847

	Company
	2010			2011
	Balance	Addition	Write-down	Balance
Software – Cost	25,962	21,212	(3,937)	43,237
Software – Depreciation	(16,021)	(5,947)	118	(21,850)
Other	8,400	4,708	(3,526)	9,582
	18,341	19,973	(7,345)	30,969

	Consolidated
	2011			2012
	Balance	Addition	Write-down	Balance
Goodwill
AUSA (Note 9)	152,856	-	-	152,856
Cipesa (Note 9)	40,687	-	-	40,687
Provision for non-realization / Write-off – sale of land (Note 9)	(10,430)	(11,690)	-	(22,120)
	183,113	(11,690)	-	171,423

Software – Cost	60,490	30,710	(7,447)	83,753
Software – Depreciation	(27,839)	(13,859)	2,505	(39,193)
Other	13,720	384	-	14,104
	46,371	17,235	(4,942)	58,664

	229,484	5,545	(4,942)	230,087

	Consolidated
	2010			2011
	Balance	Addition	Write-down	Balance
Goodwill
AUSA (Note 9)	152,856	-	-	152,856
Cipesa (Note 9)	40,687	-	-	40,687
Provision for non-realization / Write-off – sale of land (Note 9)	-	(10,430)	-	(10,430)
	193,543	(10,430)	-	183,113
Other intangible assets
Software – Cost	32,335	33,185	(5,030)	60,490
Software – Accumulated depreciation	(19,196)	(8,806)	163	(27,839)
Other	15,147	11,513	(12,940)	13,720
	28,286	35,892	(17,807)	46,371

	221,829	25,462	(17,807)	229,484

Other intangible assets refer to expenditures on acquisition and implementation of information systems and software licenses, amortized in five years (20% per year).

Goodwill arises from the difference between the consideration and the equity of acquirees, calculated on acquisition date, and is based on the expectation of future economic benefits.

Gafisa S.A.

Notes to the individual and consolidated financial statements --Continued

December 31, 2012

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

11. Intangible assets --Continued

The Company evaluated the recovery of the carrying amount of goodwill using the “value in use” concept, through discounted cash flow models of the cash-generating units. The process for determining the value in use involves the use of assumptions, judgments and estimates on cash flows, such as growth rate of revenues, costs and expenses, estimates of investment and future working capital, and discount rates. The assumptions on projections of growth, cash flow and future cash flows are based on the Company’s business plan, approved by the management, as well as on comparable market data, and represent the Management’s best estimate of the economic conditions that will prevail during the economic life of the different cash-generating units, group of assets that provides the generation of cash flows. The future cash flows were discounted based on the rate representative of the cost of capital. Consistent with the economic valuation techniques, the evaluation of the value in use is made for a five-year period, and after such period, considering the perpetuity of assumptions in view of the capacity for indefinite business continuity. The main assumptions used in the estimate of value in use are the following: a) revenue – revenues were projected between 2013 and 2017 considering the growth in sales and client base of the different cash-generating units; b) Operating costs and expenses – costs and expenses were projected in line with the Company’s historical performance, as well as the historical growth of revenues. The key assumptions were based on the Company’s historical performance over the past five year and on reasonable macroeconomic assumptions, and supported by the financial market projections. The impairment test of the Company’s intangible assets resulted in the need for recognizing a provision for impairment in the year ended December 31, 2012 in the amount of R$11,690, related to the goodwill on acquisition of CIPESA. The goodwill recorded in CIPESA was evaluated comparing the market values of lands.

Gafisa S.A.

Notes to the individual and consolidated financial statements --Continued

December 31, 2012

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

12. Loans and financing

			Company		Consolidated
Type	Maturity	Annual interest rate	2012	2011	2012	2011

Certificate of Bank Credit – CCB (i)	August 2013 to June 2017	1.30 % to 3.04% + CDI / 13.20%	867,155	775,389	1,118,553	937,019
Promissory notes (ii)	December 2013	125% of CDI	80,159	231,068	80,159	231,068
National Housing System - SFH (iii)	January 2013 to September 2016	TR + 8.30 % to 11.50%	227,376	156,911	980,667	684,642
Assumption of debt in connection with inclusion of subsidiaries ‘debt and other	April 2013	TR + 12%	1,064	3,125	1,064	3,881
			1,175,754	1,166,493	2,180,443	1,856,610

Current portion			356,781	721,788	812,483	1,135,543
Non-current portion			818,973	444,705	1,367,960	721,067

(i)    On June 27, 2011, eight Certificates of Bank Credit (CCBs) were issued by the Company, totaling R$65,000. CCBs are guaranteed by 30,485,608 shares issued by Gafisa SPE-89 Empreendimentos Imobiliários S.A.

On the same date, eight CCBs were issued in AUSA, totaling R$55,000. CCBs are guaranteed by 500,000 units issued by Alphaville Ribeirão Preto Empreendimentos Imobiliários S.A.

On September 5, 2012, the Company issued Certificates of Bank Credit (CCB) in the amount of R$150,000, with secured guarantee, represented by first-priority mortgage of select real estate venture units of the Company, and the fiduciary assignment of these real estate receivables. The amount of R$150,000 was released on December 6, 2012, after the formalization of the guarantees of the issue.

On October 31, 2012, the Company amended the Certificates of Bank Credit (CCB), which original amount was R$100,000, with the purpose of pledging a secured guarantee, represented by first-priority mortgage of select real estate venture units of the Company, and the fiduciary assignment of these real estate receivables, and also renegotiate the payment flow.

On December 21, 2012, CCBs amounting to R$130,000 were issued by the subsidiary AUSA. The CCB is guaranteed by the pledging of receivables and endorsement by the Company in the amount of 100% of the debt balance of the transaction.

Funds from the mentioned CCBs were allocated to develop housing real estate. The CCBs contain restrictive covenants related mainly to the leverage and liquidity ratios of the Company. These covenants were complied with as of  December 31, 2012.

(ii)   On December 5, 2011, the public distribution with restrict efforts of the 2nd issuance of commercial promissory notes was approved in two series, the 1st in the amount of R$150,000 and the 2nd in the amount of R$80,000, totaling R$230,000. In December 2012, the Company paid the total balance of the transaction in the amount of R$247,614.

On December 20, 2012, the public distribution with restrict efforts of the 3rd issuance of commercial promissory notes, in sole series, in the amount of R$80,000 was approved. AS of December 31, 2012, the issuance balance is R$80,159. The issuance counts on covenants mainly related to the fulfillment of leverage and liquidity ratios of the Company. These covenants were complied with as of December 31, 2012.

(iii)   The financing of ventures (SFH), working capital and CCB correspond to credit lines by financial institutions to raise the necessary funds to develop the ventures of the Company and subsidiaries.

Rates

•   CDI - Interbank Deposit Certificate;

•   TR - Referential Rate.

The current and non-current installments fall due as follows, considering the loans and financing reclassified into short term as of December 31, 2011 by default.

Gafisa S.A.

Notes to the individual and consolidated financial statements --Continued

December 31, 2012

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

12. Loans and financing —Continued

      As of December 31, 2012, the Company projected the contractual cash flow of obligations adding to the contractual amortization the amount of variable interest of its contracts, based on market estimates, as shown below:

	Company			Consolidated
Maturity	2012		2011	2012		2011
	Carrying value	Contractual cash flow	Carrying value	Carrying value	Contractual cash flow	Carrying value
2012	-	-	721.788	-	-	1.135.543
2013	356,781	435,243	49,208	812,483	952,186	215,263
2014	436,324	495,011	163,174	770,228	854,269	222,693
2015	261,023	287,151	126,982	406,085	442,299	152,006
2016	105,528	119,019	-	161,883	177,385	-
2017 forwards	16,098	27,973	105,341	29,764	51,104	131,105
	1,175,754	1,364,397	1,166,493	2,180,443	2,477,243	1,856,610

The Company and its subsidiaries have restrictive covenants under certain loans and financing that limit its ability to perform certain actions, such as the issuance of debt, and that could require the early redemption or refinancing of loans if the Company does not fulfill such covenants. The ratio and minimum and maximum amounts required under such restrictive covenants as of  December 31, 2012 and 2011 are disclosed in Note 13.

Default on CCB restrictive covenants and waiver

As of December 31, 2011, the Company was in default on the restrictive covenants of a CCB amounting to R$100,000 due to the corporate rating downgrade. Immediately thereafter, the Company negotiated and obtained a waiver from the financial institutions of the early redemption due to the defaults on covenants. As of December 31, 2012, the Company is compliant with these covenants.

Financial expenses of loans, financing and debentures (Note 13) are capitalized at cost of each venture and land, according to the use of funds, and appropriated to the statement operations based on the criteria adopted for recognizing revenue, as shown below. The capitalization rate used in the determination of costs of loans eligible to capitalization varied from 9.14% to 10.14% as of December 31, 2012 (11.61% in 2011).

Gafisa S.A.

Notes to the individual and consolidated financial statements --Continued

December 31, 2012

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

12. Loans and financing —Continued

The following table shows the summary of financial expenses and charges and the capitalized rate in the account properties for sale.

	Company		Consolidated
	2012	2011	2012	2011

Total financial expenses for the period	242,571	195,248	381,344	388,124
Capitalized financial charges	(98,974)	(76,517)	(214,055)	(238,850)

Financial expenses (Note 25)	143,597	118,731	167,289	149,274

Financial charges included in “Properties for sale””

Opening balance	108,450	116,286	221,814	146,542
Capitalized financial charges	98,974	76,517	214,055	238,850
Charges appropriated to statement of operations (Note 24)	(71,842)	(84,353)	(183,113)	(163,578)

Closing balance (Note 6)	135,582	108,450	252,756	221,814

13. Debentures

				Company		Consolidated
Program/placement	Principal - R$	Annual interest	Original final maturity	2012	2011	2012	2011

Third program /first placement - Fifth placement (i)	250,000	120% of CDI	May 2013/ May 2018	129,569	253,592	129,569	253.592
Sixth placement (ii)	100,000	CDI + 1.30%	August 2014	137,763	124,851	137,763	124.851
Seventh placement (iii)	600,000	TR + 10.09%	December 2017	601,200	601,234	601,200	601.234
Eighth placement /first placement (v)	288,427	CDI + 1.95%	October 2015	291,956	293,819	291,956	293.819
Eighth placement / second placement (v)	11,573	IPCA + 7.96%	October 2016	13,411	12,680	13,411	12.680
First placement (Tenda) (iv)	600,000	TR + 9.54%	October 2015	-	-	562,004	613.024
				1,173,899	1,286,176	1,735,903	1.899.200

Current portion				184,279	1,286,176	346,360	1.899.200
Non-Current portion				989.620	-	1,389,543	-

Current and non-current installments fall due as follows, considering the balances reclassified into current as of December 31, 2011 by default.

As of December 31, 2012, the Company projected the contractual cash flow of obligations adding to the contractual amortization the amount of variable interest of its contracts, based on market estimates, as shown below:

	Company			Consolidated
Maturity	2012		2011	2012		2011
	Carrying value	Contractual cash flow	Carrying value	Carrying value	Contractual cash flow	Carrying value
2012			1,286,176			1,899,200
2013	184,279	269,752	-	346,360	463,912	-
2014	329,358	432,455	-	529,281	666,517	-
2015	300,000	362,881	-	500,000	577,785	-
2016	156,642	192,941		156,642	193,296
2017 onwards	203,620	215,559	-	203,620	219,719	-
	1,173,899	1,473,588	1,286,176	1,735,903	2,121,229	1,899,200

Gafisa S.A.

Notes to the individual and consolidated financial statements --Continued

December 31, 2012

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

13. Debentures--Continued

(i)      On May 16, 2008, the Company obtained approval for its 3rd Debenture Placement Program, which allows it to place R$1,000,000 in simple debentures with a general guarantee maturing in five years.

Under the 3rd Debenture Placement Program, the Company placed a series of 25,000 debentures in the total amount of R$250,000. On April 26, 2012, the Company set the conditions for the scheduled price adjustment, as provided for in the indenture, which was not accepted by 12,138 debenture holders; accordingly, the Company acquired on May 5, 2012 all debentures from those who did not accept the fixed conditions for R$123,192.

(ii)     On August 12, 2009, the Company obtained approval for its 6th Placement of non-convertible simple debentures in two series, which have general guarantee, maturing in two years and unit face value at the issuance date of R$10,000, totaling R$250,000. In May 2010, the Company amended this indenture, changing the maturity from four to ten months, and the interest of the 1st series was adjusted to CDI+1.50%-2.00%, and that of the 2nd series to CDI+1.50%-3.25% . In October 2010, the Company made the early redemption of the 1st series of this placement in the amount of R$150,000.

(iii)    On November 16, 2009, the Company obtained approval for its 7th Placement of nonconvertible simple debentures in a single and undivided lot, sole series, secured by a floating and additional guarantee, in the total amount of R$600,000, with semi-annual amortization between June 2013 and December 2017 over five years. The funds raised through this placement shall be used in the finance of real estate ventures.

(iv)    On April 14, 2009, the subsidiary Tenda obtained approval for its 1st Debenture Placement Program, which allowed it to place up to R$600,000 in non-convertible simple subordinated debentures, in a single and undivided lot, secured by a floating and additional guarantee, with semi-annual amortizations between October 1, 2012 and October 1, 2015. The funds raised through the placement shall be exclusively used in the finance of real estate ventures focused only in the popular segment.

(v)     On September 17, 2010, the Company obtained approval for its 8th Placement of nonconvertible simple debentures, in the amount of R$300,000, in two series, the first maturing on October 15, 2015, and the second on October 15, 2016.

The Company has restrictive debenture covenants which limit its ability to perform certain actions, such as the issuance of debt, and that could require the early redemption or refinancing of loans if the Company does not fulfill these.

As mentioned in Note 4.2, as of December 31, 2012, the balance of cash in guarantee to loans in investment funds in the amount of R$21,005 (R$56,139 in 2011) in the Company statements, and R$95,887 (R$59,497 in 2011) in the consolidated statements, is pledged as part of the calculation of the guarantee of 1st debenture placement of the subsidiary Tenda and the 7th placement of the Company.

In 2012, the Company renegotiated certain restrictive covenants and as of December 31, 2012, is in compliance with the new covenants arising from such renegotiation.

Gafisa S.A.

Notes to the individual and consolidated financial statements --Continued

December 31, 2012

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

13. Debentures--Continued

The actual ratios and minimum and maximum amounts stipulated by these restrictive covenants at December 31, 2012 and 2011 are as follows:

	2012	2011
Fifth placement (b)
Total account receivable plus inventory of finished units required to be equal to or 2.2 times over net debt or below zero	3.73 times	n/a
Total debt less venture debt (3) less cash and cash equivalents and short-term investments (1) cannot exceed 75% of equity	3.58%	n/a

Seventh placement (a)
Total account receivable plus inventory required to be below zero or 2.0 times over net debt less venture debt (3)	115.86 times	14.26 times
Total debt less venture debt (3), less cash and cash equivalents and short-term investments (1), cannot exceed 75% of equity plus noncontrolling interests	3.39%	31.8%
Total account receivable plus unappropriated income plus total inventory of finished units required to be 1.5 time over the net debt plus payable for purchase of properties plus unappropriated cost	2.03 times	1.74 times

Eighth placement - first and second series, second issuance of Promissory Notes, first and second series
Total account receivable plus inventory of finished units required to be below zero or 2.0 times over net debt less venture debt	91.37 times	11.03 times
Total debt less venture debt, less cash and cash equivalents and short-term investments (1), cannot exceed 75% of equity plus noncontrolling interests	3.39%	31.8%

	2012	2011
First placement – Tenda (a)
Total accounts receivable plus inventory required to be equal to or 2.0 times over net debt less debt with secured guarantee (3) or below, considering that TR(4) plus TE(5) is always above zero.	-3.29	-6.5
Net debt less debt with secured guarantee (3) required to be in excess of 50% of equity.	-44.39%	-40.83%
Total account receivable plus unappropriated income plus total inventory of finished units required to be 1.5 times the net debt plus payable for purchase of properties plus unappropriated cost	6.63 times	2.57 times

(1)   Cash and cash equivalents and short-term investments refer to cash and cash equivalents and marketable securities.

(2)   Total receivables, whenever mentioned, refers to the amount reflected in the Balance Sheet plus the amount not shown in the Balance Sheet

(3)   Venture debt and general guarantee debt refer to SFH debts, defined as the sum of all disbursed borrowing contracts which funds were provided by SFH, as well as the debt related to the seventh placement.

(4)   Total receivables.

(5)   Total inventory.

(n/a) These ratios were replaced, as mentioned in Notes (a) and (b) below.

Gafisa S.A.

Notes to the individual and consolidated financial statements --Continued

December 31, 2012

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

13. Debentures--Continued

As of December 31, 2011, the Company exceeded what was provided for in the restrictive covenants of the First Placement of Tenda and the Seventh Placement of Gafisa because the EBIT was lower than zero, and of the Fifth Placement of Gafisa because the ratio was higher than 75% of equity.

(a)    On March 5, 2012, at the Debenture holders’ Meeting, the following resolutions were approved for the First Placement of Tenda and the Seventh Placement of Gafisa:

1.      Approval of a new definition of the Coverage Ratio of the Debt Service, thus amending the wording of line (n) of item 6.2.1 of the Indenture as follows:

6.2.1.

(...)

(n) the non-compliance with the Coverage Ratio of the Debt Service, calculated according to the formula below, and determined based on the audited or reviewed consolidated financial statements of the Issuer for each quarter until (and including) the quarter ended March 31, 2014:

Total Receivables + Unappropriated Income + Total Inventory > 1.5

Net Debt + Properties Payable + Unappropriated Cost

2.      Approval of the fixed percentage, as provided for in Covenant 4.4.5 of the Indenture, from 130% to 145% in the case of First Placement of Tenda and 120% to 125% in the case of the Seventh Placement of Gafisa.

3.      As condition to the approval of the above items, for the First Placement of Tenda, the Company shall present the approval of the personal guarantee by the Board of Directors of Gafisa, attested by the presentation of the minutes of the Board of Directors Meeting duly registered and published in the appropriated authorities, where the Parties shall amend the Indenture. On March 27, 2012, the Board of Directors unanimously approved, without any exception, the pledging of a guarantee to Construtora Tenda in relation to its obligations arising from this Placement.

(b)    On March 28, 2012, the Debenture Holders’ Meeting approved the following resolutions on the Fifth Placement of Gafisa:

I.    Amend the formula provided in line “m” of item 4.12.1 of the Covenant Four of the Indenture, which will have a new wording, as mentioned below, so that the calculation of the financial ratios provided for in the Indenture for the first quarter of 2012 is made by adopting the new methodology “m), by the Issuer, while there are Debentures outstanding, with the following financial ratios and limits (“Financial Ratios and Limits”):

Gafisa S.A.

Notes to the individual and consolidated financial statements --Continued

December 31, 2012

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

13. Debentures--Continued

1.      {  Total Debt – (Venture Debts + Cash and Cash Equivalents and Short-term Investments)} ≤ 75% ;

                                   Equity

2.      {  Total Receivables + Inventory of Finished Properties }  ≥ 2.2 or < 0 ;

                           Total Debt

A.  For the purposes of the provisions of line (m) above:

(...)

(c)   “Venture Debt” – the sum of all contracts for purpose of funding the construction and which funds provided by the National Housing System (SFH) or the Severance Indemnity Fund for Employees (FGTS). Accordingly: Venture Debt = SFH Debt + FGTS Debt”.

II.   Amend the interest of Debenture provided for in item 4.9.1 of the Covenant Four of the Indenture to 120% of CDI, so that the new wording of this item is as follows, and the new interest shall be effective from March 30, 2012, according to the DI released by the CETIP:

“4.9.1. Debentures will entitle to the payment of interest equivalent to the accumulation of 120% (one hundred and twenty per cent) of the daily average rates of one-day Interbank Deposits (DI), Extra Group, expressed as a percentage per year, based on 252 (two hundred fifty two) working days, calculated and released by CETIP.”

On September 27, 2012, a Debenture Holders’ Meeting was held and approved the following resolutions regarding the 1st Tenda Issue, which effects had to be approved again at the Debenture Holders’ Meeting held on December 11, 2012:

                 I.               Change the composition and verification criteria for the Guaranteed Percentage such that of the amount of 145% of the Guaranteed Percentage, at least 100% is composed of Eligible Receivables, already pledged in guarantee, besides the Receivables Performed and/or Receivables arising from Financed ventures.

               II.                 Establish the new criteria for the calculation of the coupon, considering an increase in the rates used for its calculation, from 8.16% to 10.25% p.a. to 9% to 11% p.a. The new parameter of Coupon percentages shall be adopted as of the next capitalization period of the Placement, that is, from October 1, 2012.

Gafisa S.A.

Notes to the individual and consolidated financial statements --Continued

December 31, 2012

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

13. Debentures--Continued

              III.                Change the amortization payment schedule, with the subsequent extension of the Placement term for an additional 18 (eighteen) months, the amortization of principal being amended and falling due as follows: October 1, 2012, R$50,000; April 1, 2013, R$75,000; October 1, 2013, R$75.000; April 1, 2014, R$100,000; October 1, 2014, R$100,000; April 1, 2015, R$100,000; October 1, 2015, R$100,000.

On December 7, 2012, the Debenture Holders’ Meeting approved the following resolutions on the Fifth Placement of Gafisa:

I.     Amend the formula provided in line “m” of item 4.12.1 of the Covenant Four of the Indenture, which will have a new wording, as mentioned below, so that the calculation of the financial ratios provided for in the Indenture for the second quarter of 2012 is made by adopting the new methodology “m) non-compliance  by the Issuer, while there are Debentures outstanding, with the following financial ratios and limits (“Financial Ratios and Limits”):

3.      {Total Debt – (Venture Debts + Cash and Cash Equivalents and Short-term Investments)} ≤ 75% ;

                                   Equity

4.      {Total Receivables + Inventory of Finished Properties } ≥ 2.2 or < 0 ;

                           Net Debt

A.  For the purposes of the provisions of line (m):

(...)

(c)                 “Net Debt is the sum of onerous debts of the Issuer, including Loans and Financing with third parties, venture debts, issuances of fixed-rate bonds, convertible or not, in the local and/or international capital markets less Cash and Cash Equivalents and Short-term investments.”

             IV.                As of December 31, 2012, the Debenture Holders’ Meeting approved the Seventh Placement, the amortization of principal being amended and falling due as follows: R$ 25,000 on June 5, 2013; R$25,000 on December 5, 2013, R$25,000 on June 5, 2014; R$25,000 on December 5, 2014; R$75,000 on June 5, 2015; R$75,000 on December 5, 2015; R$75,000 on June 5, 2016; R$75,000 on December 5, 2016; R$100,000 on June 5, 2017; R$100,000 on December 5, 2017.

Gafisa S.A.

Notes to the individual and consolidated financial statements --Continued

December 31, 2012

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

14. Obligations assumed on assignment of receivables

The Company’s transactions of assignment of receivables portfolio, described in Notes 5 (ii) to 5(ix) are as follows:

	Company		Consolidated
	2012	2011	2012	2011

Assignment of receivables:
CCI obligation Jun/09 - Note 5(ii)	-	-	14,666	24,791
CCI obligation Jun /11 - Note 5(iii)	24,362	46,283	78,242	169,793
CCI obligation Sep/11 - Note 5(iv)	8,729	171,210	8,729	188,191
CCI obligation Dec/11 - Note 5(v)	11,590	47,505	16,864	72,384
CCI obligation May/12 - Note 5(vi)	11,179	-	22,818	-
CCI obligation Jul/12 - Note 5(vii)	7,561	-	10,458	-
CCI obligation Nov/12 - Note 5(viii) (a)	-	-	113,462	-
CCI obligation Dec/12 - Note 5(ix)	62,325	-	62,325	-
Other	7,037	31,911	9,216	46,812
	132,783	296,909	336,780	501,971

Current portion	70,360	32,567	175,874	70,745
Non-current potion	62,423	264,342	160,906	431,226

Regarding the above transactions, except for item (a),  the assignor is required to fully formalize the guarantee instruments of receivables in favor of the assignee. Until it is fully fulfilled, these amounts will be classified into a separate account in current and non-current liabilities.

The obligation of item (a), is guaranteed by the issuance of Subordinated CRI limited to 4% of the issuance amount, not having right of recourse above this limit.

Gafisa S.A.

Notes to the individual and consolidated financial statements --Continued

December 31, 2012

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

15. Payables to venture partners

	Company		Consolidated
	2012	2011	2012	2011

Payable to venture partners (a)	200,000	300,000	266,565	401,931
Usufruct of shares (b)	30,048	39,963	57,141	71,255

	230,048	339,963	323,706	473,186

Current portion	110,513	139,907	161,373	219,796
Non-current portion	119,535	200,056	162,333	253,390

As of December 31, 2012, the Company projected the contractual cash flow of obligations adding to the contractual amortization the amount of variable interest of its contracts, from market estimates, as shown below.

The current and non-current portions fall due as follows:

	Company			Consolidated
	2012		2011	2012		2011
	Carrying amount	Contractual cash flow	Carrying amount	Carrying amount	Contractual cash flow	Carrying amount
2012	-	-	139,907	-	-	219,796
2013	110,513	124,764	100,056	161,373	171,145	126,723
2014	108,741	115,258	100,000	142,713	154,837	126,667
2015	6,081	8,000	-	11,179	14,700	-
2016	3,573	4,700	-	6,388	8,400	-
2017 onwards	1,140	1,500	-	2,053	2,700	-
Total	230,048	254,222	339,963	323,706	351,782	473,186

(a)   In relation to the individual financial statements, in January 2008, the Company formed an unincorporated venture (SCP), the main objective of which is to hold interest in other real estate development companies, as mentioned in Note 9 (i) (a). As of December 31, 2012, the SCP received contributions of R$213,084 (represented by 13,084,000 Class A units of interest fully paid-in by the Company and 200,000,000 Class B units of interest from the other venture partners). The SCP will preferably use these funds to acquire equity investments and increase the capital of its investees. As a result of this operation, due to the prudence and considering that the decision to invest or not is made jointly by all members, thus independent from Company management decision, as of December 31, 2012, payables to venture partners were recognized in the amount of R$200,000, maturing on January 31, 2014. The venture partners receive an annual declared dividend substantially equivalent to the variation in the Interbank Deposit Certificate (CDI) rate. As of December 31, 2012, the amount accrued totaled R$6,373 (R$14,963 in 2011). The SCP's charter provides for the compliance with certain covenants by the Company, in its capacity as lead partner, which include the maintenance of minimum indices of net debt and receivables. At a meeting of the venture partners held on February 2, 2012, they decided to reduce the SCP capital by 100,000,000 Class B units and, as consequence of this resolution, the SCP paid R$100,000 to the partners that held such units. As of December 31, 2012, the SCP and the Company is in compliance with these clauses.

The dividend amounts are reclassified into financial expenses in the financial statements.

In the consolidated statements, in April 2010 subsidiary Alphaville Urbanismo S.A. paid-in the capital of an entity, the main objective of which is the holding of interest in other companies, which shall have as main objective the development and carrying out of real estate ventures. This entity subscribed capital and paid-in capital reserve amounting to R$135,054 (comprising 81,719,641 common shares held by the Company and 53,333,333 preferred shares held by other shareholders). As a result of this transaction, payables to investors/venture partners are recognized at R$53,333, with final maturity on March 31, 2014. The preferred shares shall pay cumulative fixed dividends, substantially equivalent to the variation of the General Market Prices Index (IGP-M) plus 7.25% p.a.. As of December 31, 2012, the provisioned amount totals R$6,859 (R$6,969 in 2010). The Company’s articles of incorporation sets out that certain matters shall be submitted for approval from preferred shareholders through vote, such as the rights conferred by such shares, increase or reduction in capital, use of profits, set up and use of any profit reserve, and disposal of assets. On April 2, 2012, the Company paid principal in the amount of R$26,667 and dividend in the amount of R$8,749 to the holders of preferred shares.  As of December 31, 2012, the Company is in compliance with the above-described covenants.

Gafisa S.A.

Notes to the individual and consolidated financial statements --Continued

December 31, 2012

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

15. Payables to venture partners --Continued

(b)   As part of the funding through issuance of Certificates of Bank Credit (CCB), described in Note 12, the Company and subsidiary AUSA entered into a paid usufruct agreement in connection with 100% of the preferred shares in SPE-89 Empreendimentos Imobiliários S.A. and Alphaville Ribeirão Preto Empreendimentos Imobiliários S.A., for a period of six years, having raised R$45,000 and R$35,000, respectively, recorded based on effective interest method of amortization in the statement of operations. As of December 31, 2012, the total amount of dividends paid to holders of preferred shares by SPE-89 Empreendimentos Imobiliários S.A. and Alphaville Ribeirão Preto Empreendimentos Imobiliários S.A. was R$13,400 and R$8,600, respectively (Note 9).

16. Other obligations

	Company		Consolidated
	2012	2011	2012	2011

Acquisition of interests	2,286	2,286	21,680	20,560
Provision for penalties for delay in construction works	8,883	12,675	37,265	51,211
Cancelled contract payable	2,363	3,662	42,473	88,279
FIDC payable (a)	-	-	9,592	2,950
Warranty provision	28,345	25,009	74,348	53,715
Deferred sales taxes (PIS and COFINS)	21,772	29,596	33,018	137,074
Provision for net capital deficiency (Note 9)	35,570	19,486	-	-
Other liabilities	13,781	42,548	54,274	63,282

	113,000	135,262	272,650	417,071

Current portion	90,953	98,773	177,328	274,214
Non-current portion	22,047	36,489	95,322	142,857

(a)   Refers to the operation of assignment of receivables portfolio - Note 9.b.a.

17. Provisions for legal claims and commitments

The Company and its subsidiaries are parties to lawsuits and administrative claims at various courts and government agencies that arise from the ordinary course of business, involving tax, labor, civil lawsuits and other matters. Management, based on information provided by its legal counsel and analysis of the pending claims and, with respect to the labor claims, based on past experience regarding the amounts claimed, recognized a provision in an amount considered sufficient to cover probable losses. The Company does not expect any reimbursement in connection with these claims.

In the year ended December 31, 2012, the changes in the provision are summarized as follows:

Company	Civil claims (i)	Tax claims (ii)	Labor claims	Total
Balance at December 31, 2010	81,153	640	5,168	86,961
Additional provision (Note 24)	15,460	1,824	20,183	37,467
Payment and reversal of provision not settled	(4,878)	(570)	(10,383)	(15,831)
Balance at December 31, 2011	91,735	1,894	14,968	108,597
Additional provision (Note 24)	32,572	87	20,256	52,915
Payment and reversal of provision not settled	(14,722)	(1,609)	(16,814)	(33,145)
Balance at December 31, 2012	109,585	372	18,410	128,367

Current portion	39,788	372	18,410	58,570
Non-current portion	69,797	-	-	69,797

Gafisa S.A.

Notes to the individual and consolidated financial statements --Continued

December 31, 2012

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

17. Provisions for legal claims and commitments --Continued

Consolidated	Civil claims (i)	Tax claims (ii)	Labor claims	Total
Balance at December 31, 2010	102,828	12,108	23,756	138,692
Additional provision (Note 24)	22,874	4,379	30,649	57,902
Payment and reversal of provision not settled	(11,525)	(635)	(14,645)	(26,805)
Balance at December 31, 2011	114,177	15,852	39,760	169,789
Additional provision (Note 24)	51,696	837	42,399	94,932
Payment and reversal of provision not settled	(27,258)	(2,019)	(27,084)	(56,361)
Balance at December 31, 2012	138,615	14,670	55,075	208,360

Current portion	39,788	372	18,410	58,570
Non-current portion	98,827	14,298	36,665	149,790

(a)    Civil, tax and labor claims

(i)     As of December 31, 2012, the provisions related to civil claims include R$69,797 related to lawsuits in which the Company is included as successor in enforcement actions and in which the original debtor is a former shareholder of Gafisa, Cimob Companhia Imobiliária (“Cimob”), among other companies. The plaintiff understands that the Company should be liable for the debts of Cimob. Some lawsuits, amounting to R$5,337, are backed by guarantee insurance. In addition, there are judicial deposits amounting to R$61,157, and there is also the restriction referring to the use of Gafisa’s treasury stock to guarantee the enforcement as well (Note 19.1).

The Company is filing appeals against all decisions, as it considers that the inclusion of Gafisa in the claims is legally unreasonable; these appeals aim at releasing amounts and obtaining the recognition that it cannot be held liable for the debt of a company that does not have any relationship with Gafisa. The final decision on the Company’s appeal, however, cannot be predicted at present.

(ii)    The subsidiary AUSA is a party to legal and administrative claims related to Excise Tax (IPI) and State VAT (ICMS) on two imports of aircraft in 2001 and 2005, respectively, under leasing agreements without purchase option. The likelihood of loss in the ICMS case is rated by legal counsel as (i) Probable in regard to the principal and interest, and (ii) Remote in regard to the fine for noncompliance with accessory liabilities. The amount of contingency, rated by legal counsel as a probable loss, amounts to R$12,327 (R$11,801 in 2011) and is provisioned as of December31, 2012.

Gafisa S.A.

Notes to the individual and consolidated financial statements --Continued

December 31, 2012

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

17. Provisions for legal claims and commitments --Continued

(a)    Civil, tax and labor claims --Continued

As of December 31, 2012, the Company and its subsidiaries have judicially deposited the amount of R$101,456 (R$85,702 in 2011) in the Company’s statements, and R$130,543 (R$108,436 in 2011) in the consolidated statements (Note 7) in connection with the aforementioned legal claims.

(iii)   Environmental risk

There are various environmental laws at the federal, state and municipal levels. These environmental laws may result in delays for the Company in connection with adjustments for compliance and other costs, and impede or restrict ventures. Before acquiring a land, the Company assesses all necessary and applicable environmental issues, including the possible existence of hazardous or toxic materials, residual substance, trees, vegetation and the proximity of the land to permanent preservation areas. Therefore, before acquiring land, the Company obtains all governmental approvals, including environmental licenses and construction permits.

In addition, the environmental legislation establishes criminal, civil and administrative sanctions to individuals and legal entities for activities considered as environmental infringements or offense. The penalties include the stop of development activities, loss of tax benefits, confinement and fines.

Gafisa S.A.

Notes to the individual and consolidated financial statements --Continued

December 31, 2012

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

17. Provisions for legal claims and commitments --Continued

(iv)   Lawsuits in which likelihood of loss is rated as possible

In addition, as of December 31, 2012, the Company and its subsidiaries are aware of other claims and civil, labor and tax risks. According to the opinion of the legal counsel, the likelihood of loss is rated as possible, in the amount of R$705,939 (R$489,549 in 2011), based on average past outcomes adjusted to current estimates, for which the Company’s Management believes it is not necessary to recognize a provision for occasional losses. The change in the period was caused by the higher volume of lawsuits with smaller amounts and review of the involved amounts.

		Consolidated
	2012	2011
Civil claims	529,000	346,800
Tax claims	53,033	54,284
Labor claims	123,906	88,465
	705,939	489,549

(b)     Payables related to the completion of real estate ventures

The Company and its subsidiaries are committed to deliver real estate units that will be built in exchange for the acquired land, and to guarantee the release of financing, in addition to guaranteeing the installments of the financing to clients over the construction period.

The Company is also committed to completing units sold and to comply with the Laws regulating the civil construction sector, including the obtainment of licenses from the proper authorities, and compliance with the terms for starting and delivering the ventures, being subject to legal and contractual penalties.

As of December 31, 2012, the Company and its subsidiaries have restricted cash which will be released at the extent the guarantee indexes described in Note 4.2 are met, which include land and receivables pledged in guarantee of 120% of the debt outstanding.

Gafisa S.A.

Notes to the individual and consolidated financial statements --Continued

December 31, 2012

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

17. Provisions for legal claims and commitments --Continued

(c)     Commitments

In addition to the commitments mentioned in Notes 6, 12 and 13, the Company has the following other commitments:

(i)     The Company has contracts for the rental of 29 properties real estates where its facilities are located, the monthly cost amounting to R$1,164 adjusted by the IGP-M/FGV variation. The rental term is from 1 to 10 years and there is a fine in case of cancelled contracts corresponding to three-month rent or in proportion to the contract expiration time.

(ii)    As of December 31, 2012, the Company, through its subsidiaries, has long-term obligations in the amount of R$163 (R$24,858 in 2011), related to the supply of the raw material used in the development of its real estate ventures.

18. Payables for purchase of properties and advances from customers

	Company		Consolidated
	2012	2011	2012	2011

Payables for purchase of properties	108,039	203,284	294,343	493,176
Adjustment to present value (Note 6)	(923)	(4,433)	(1,354)	(4,034)
Advances from customers
Development and sales - Note 5(i)	22,895	57,297	138,787	215,042
Barter transaction - Land (Note 6)	150,396	30,111	187,041	83,506

	280,407	286,259	618,817	787,690

Current portion	246,218	232,792	527,111	610,555
Non-current portion	34,189	53,467	91,706	177,135

Gafisa S.A.

Notes to the individual and consolidated financial statements --Continued

December 31, 2012

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

19. Equity

19.1.  Capital

As of December 31, 2012, the Company's authorized and paid-in capital amounts to R$2,735,794 (R$2,734,157 in 2011), represented by 433,229,779 (432,699,559 in 2011) registered common shares, without par value, of which 599,486 were held in treasury.

According to the Company’s articles of incorporation, capital may be increased without need of making amendment to it, upon resolution of the Board of Directors, which shall set the conditions for issuance until the limit of 600,000,000 (six hundred million) common shares.

In the year ended December 31, 2012 and 2011, there was no change in common shares held in treasury.

Treasury shares – 12/31/2011
Type	GFSA3 common	R$	%	R$ thousand	R$ thousand
Acquisition date	Number	Weighted average price	% - on shares outstanding	Market value (*)	Carrying amount
11/20/2001	599,486	2.8880	0.14%	2.470	1.731

(*)   Market value calculated based on the closing share price at December 31, 2011 (R$4,12), not considering volatilities.

Treasury shares – 12/31/2012
Type	GFSA3 common	R$	%	R$ mil	R$ mil
Acquisition date	Number	Weighted average price	% - on shares outstanding	Market value (*)	Carrying amount
11/20/2001	599,486	2.8880	0.14%	2.824	1.731

(*)   Market value calculated based on the closing share price at December 31, 2012 (R$4.71), not considering volatilities.

The Company holds shares in treasury in order to guarantee the performance of claims (Note 17(a)(i)).

Gafisa S.A.

Notes to the individual and consolidated financial statements --Continued

December 31, 2012

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

19. Equity--Continued

19.1.  Capital --Continued

In 2012 and 2011, capital increases were approved in the amounts of R$1,637 and R$4,959, respectively, with the issuance of 530,220 and 1,184,184 new common shares, respectively.

The change in the number of outstanding shares is as follows:

Common shares - In thousands
December 31, 2010	430,915
Exercised options in 2011	1,184
December 31, 2011	432,099
Treasury shares	600
Authorized shares at December 31, 2011	432,699

Exercised options in 2012	530

Paid-in shares as of December 31, 2012	433,229

Weighted average shares outstanding	432,246

Gafisa S.A.

Notes to the individual and consolidated financial statements --Continued

December 31, 2012

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

19. Equity--Continued

19.2.  Allocation of profit (loss) for the year

According to the Company’s by-laws, net income for the year is allocated as follows: (i) 5% to legal reserve, reaching up to 20% of capital stock or when the legal reserve balance plus that of capital reserves is in excess of 30% of capital stock, and (ii) 25% of the remaining balance to pay mandatory dividends.

The absorption of loss for 2011 by income reserves, legal reserve and capital reserve was as follows:

Net loss for 2011	(944,868)
( - ) Legal reserve (5%)	44,986
( - ) Income reserve	502,418
( - ) Capital reserve	295,445
Balance of accumulated losses for 2011	(102,019)

Net loss for 2012	(124,504)
Balance of accumulated losses for 2012	(226,523)

19.3.  Stock option plan

Expenses for granting stocks recorded under the account “General and administrative expenses” (Note 24) in the years ended December 31, 2012 and 2011 are as follows:

	2012	2011

Gafisa	18,319	15,429
Tenda	580	2,203
	18,899	17,632

Alphaville	8,740	1,640
	27,639	19,272

 (i)   Gafisa

The Company has a total of four stock option plans comprising common shares, launched in 2009, 2010, 2011 and 2012, which follows the rules established in the Stock Option Plan of the Company.

Gafisa S.A.

Notes to the individual and consolidated financial statements --Continued

December 31, 2012

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

19. Equity--Continued

19.3.  Stock option plan -- Continued

The granted options entitle their holders (employees) to subscribe common shares of the Company’s capital, after periods that vary from one to five years of employment in the Company (essential condition to exercise the option), and expire ten years after the grant date.

Changes in the stock options outstanding in the years ended December 31, 2012 and 2011, including the respective weighted average exercise prices are as follows:

	2012		2011
	Number of options	Weighted average exercise price (Reais)	Number of options	Weighted average exercise price (Reais)
Options outstanding at the beginning of the year	16,634,974	9,81	8,787,331	11,97
Options granted	7,639,048	1,66	12,855,000	10,60
Options exercised (i)	(530,220)	3,09	(1,184,184)	12,29
Options substituted	(9,264,253)	8,28	-	-
Options expired	(579,774)	8,49	(36,110)	8,12
Options forfeited	(4,157,375)	7,58	(3,787,063)	13,88

Options outstanding at the end of the period	9,742,400	1,32	16,634,974	8,94

Vested options at the end of the yea	-	-	1,991,712	9,81

(i)    In the year ended December 31, 2012, the amount received through exercised options was R$1,637 (R$4,959 in the year ended 2011).

As of December 31, 2012, the dilution percentage of the Company was 0.89% (0.59% in 2011) corresponding to a loss of R$ (0.2880) (R$(2.2282) in 2011).

As of December 31, 2012, the stock options outstanding and exercisable are as follows:

Outstanding options			Exercisable options
Number of options	Weighted average remaining contractual life (years)	Weighted average exercise price (R$)	Number of options	Weighted average exercise price (R$)

9,742,400	5.25	1.32	-	-

Gafisa S.A.

Notes to the individual and consolidated financial statements --Continued

December 31, 2012

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

19. Equity--Continued

19.3.  Stock option plan -- Continued

            During the year ended December 31, 2012, the Company granted 7,639,048 options in connection with its stock option plan comprising common shares, of which 5,628,500 refer to the substitution of 9,264,253 options of past programs (12,855,000 options granted in 2011).

            The granted incremental fair value as a result of these changes is R$4,277. The fair value of the new options granted over 2012 totaled R$11,063, and they were determined based on the following assumptions:

	2012
Pricing model	Binomial	Monte Carlo
Exercise price of options (R$)	R$2.73	R$2.73 e R$0.01
Weighted average price of options (R$)	R$2.73	R$0.73
Expected volatility (%) – (*)	40%	40%
Expected option life (years)	11.03 years	1.97 years
Dividend income (%)	1.90%	1.90%
Risk-free interest rate (%)	7.85%	7.85%

(*) The volatility was determined based on regression analysis of the ratio of the share volatility of the parent company, Gafisa S.A., to the Ibovespa index.

In the years ended December 31, 2012, the Company recognized the operating expenses amounting to R$18,319 (Company) and R$27,639 (consolidated) (Note 24).

(ii)   Tenda

Due to the acquisition by Gafisa of the total shares outstanding issued by Tenda, the stock option plans related to Tenda shares were transferred to Gafisa, responsible for share issuance. As of December 31, 2012, , the amount of R$14,784, related to the reserve for granting options of Tenda is recognized under the account “Related Parties” of Gafisa.

In the year ended December 31, 2012, Tenda recorded stock option plan expenses amounting to R$580 (R$2,203 in 2011).

During the years ended December 31, 2012 and 2011, the Company did not grant options in connection with its stock option plans comprising common shares.

Gafisa S.A.

Notes to the individual and consolidated financial statements --Continued

December 31, 2012

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

19. Equity--Continued

19.3.  Stock option plan -- Continued

(iii)  AUSA

The subsidiary AUSA has a total of four stock option plans in Phantom Stocks models, launched in 2007, 2008, 2010 and 2011.

The granted options entitle their holders (employees) to subscribe the preferred shares of the Company’s capital, after periods that vary from one to five years of employment in the Company (essential condition to exercise the option), and expire ten years after the grant date.

Changes in the stock options outstanding in the years ended December 31, 2012 and 2011, including the respective weighted average exercise prices are as follows:

	2012		2011
	Number of Options	Weighted average exercise price (R$)	Number of Options	Weighted average exercise price (R$)
Options outstanding at the beginning of the period/year	1,629,000	8.71	1,932,000	8.01
Options granted	-	-	364,000	10.48
Options exercised	(210,000)	7.61	(133,000)	7.81
Options expired	(23,000)	7.61	(534,000)	7.61
Options outstanding at the end of the period/year	1,396,000	7.31	1,629,000	8.71

The dilution percentage at December 31, 2012 was (0.50%), corresponding to earnings per share after dilution of R$1.6958 (R$1.7043 before dilution).

As of December 31, 2012, the stock options outstanding and exercisable are as follows:

Options outstanding			Exercisable options
Number of Options	Weighted average remaining contractual life (years)	Weighted average exercise price (R$)	Number of Options	Weighted average exercise price (R$)

1,396,000	7.2	7.31	854,000	9.62

Gafisa S.A.

Notes to the individual and consolidated financial statements --Continued

December 31, 2012

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

19. Equity--Continued

19.3.  Stock option plan -- Continued

(iii)  AUSA--Continued

During the year ended December 31, 2012, the Company did not grant options in connection with its stock option plans comprising common shares (364,000 options granted in 2011).

The fair value of the new options granted over 2011 totaled R$1,654, and they were determined based on the following assumptions:

2011
Pricing model	Binomial
Exercise price of options(R$)	10.48
Weighted average price of options(R$)	10.48
Expected volatility (%) – (*)	40%
Expected option life (years)	7.2
Dividend income (%)	1.90%
Risk-free interest rate (%)	10.64%

(*)The volatility was determined based on regression analysis of the ratio of the share volatility of the parent company, Gafisa S.A., to the Ibovespa index.

In the year ended December 31, 2012, the Company recognized stock option plan expenses amounting to R$8,740 (R$1,640 in 2011).

Gafisa S.A.

Notes to the individual and consolidated financial statements --Continued

December 31, 2012

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

20. Income and social contribution taxes

(i)      Current income and social contribution taxes

The reconciliation of the effective tax rate for the years ended December 31, 2012 and 2011 is as follows:

	Consolidated
	2012	2011

Income (loss) before income and social contribution taxes, and statutory interest	(35,135)	(762,827)
Income tax calculated at the applicable rate - 34%	11,946	259,361
Net effect of subsidiaries whose taxable profit is calculated as a percentage of gross sales	92,581	(97,474)
Stock option plan	(9,398)	(5,877)
Other permanent differences	11,193	2,136
Charges on payables to venture partners	(1,512)	14,233
Tax benefits not recognized	(146,038)	(314,741)
	(41,228)	(142,362)
Effective rate of income and social contribution taxes	-	-
Tax expenses - current	(42,753)	(73,207)
Tax revenues/expenses - deferred	1,525	(69,155)

(ii)   Deferred income and social contribution taxes

The Company recognized tax assets on losses on income and social contribution taxes carryforwards for prior years, which have no expiration, and for which offset is limited to 30% of annual taxable profit, to the extent the taxable profit is likely to be available for offsetting temporary differences, based on the assumptions and conditions established in the business model of the Company.

The initial recognition and subsequent estimates of deferred income tax are carried out when it is probable that a taxable profit for the following years will be available to be used to offset the deferred tax asset, based on projections of results prepared and underlay by internal assumptions and future economic scenarios that enable its total or partial use should a full credit be recognized. As of December 31, 2012 and 2011, the Company did not recognize any deferred tax assets calculated on the tax loss. In the year ended December 31, 2012, there was no change in the accumulated losses scenario.

Gafisa S.A.

Notes to the individual and consolidated financial statements --Continued

December 31, 2012

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

20. Income and social contribution taxes--Continued

(ii)   Deferred income and social contribution taxes --Continued

As of December 31, 2012 and 2011, deferred income and social contribution taxes are from the following sources:

	Company		Consolidated
	2012	2011	2012	2011
Assets
Provisions for legal claims	43,645	36,923	70,842	57,728
Temporary differences – PIS and COFINS deferred	7,477	17,274	18,682	35,755
Provisions for realization of non-financial assets	1,888	11,981	15,902	31,672
Temporary differences – CPC adjustment	22,370	45,103	36,668	85,865
Other provisions	42,481	41,995	110,112	102,002
Income and social contribution tax loss carryforwards	119,478	69,055	327,582	247,872
Tax credits from downstream acquisition	11,799	8,793	11,799	8,793
Differences between income taxed on cash basis and recorded on an accrual basis	4,132	-	-	-
Tax benefits not recognized	(222,279)	(150,079)	(521,621)	(343,982)
	30,991	81,045	69,966	225,705

Liabilities
Negative goodwill	(91.323)	(90.101)	(96.347)	(95.125)
Temporary differences –CPC adjustment	(3.594)	(14.862)	(3.594)	(14.862)
Differences between income taxed on cash basis and recorded on an accrual basis	-	(42.883)	(51.502)	(198.720)
	(94.917)	(147.846)	(151.443)	(308.707)

Total net	(63.926)	(66.801)	(81.477)	(83.002)

The Company has income and social contribution tax loss carryforwards for offset limited to 30% of annual taxable profit, which have no expiration, in the following amounts:

Company
12/31/2012			12/31/2011
Income tax	Social contribution tax	Total	Income tax	Social contribution tax	Total

Balance of income and social contribution tax loss carryforwards

351,406	351,406	-	208,687	208,687	-

Deferred tax asset (25%/9%)

87,852	31,627	119,479	52,172	18,782	70,954

Recognized deferred tax asset

20,145	7,252	27,397	17,133	6,168	23,301

Unrecognized deferred tax asset

67,707	24,375	92,082	35,039	12,614	47,653

Consolidated
12/31/2012			12/31/2011
Income tax	Social contribution tax	Total	Income tax	Social contribution tax	Total

Balance of income and social contribution tax loss carryforwards

958,359	958,359	-	740,667	740,667	-

Deferred tax asset (25%/9%)

239,590	86,252	325,842	185,167	66,660	251,827

Recognized deferred tax asset

22,647	8,153	30,800	20,116	7,242	27,358

Unrecognized deferred tax asset

216,943	78,099	295,042	165,051	59,418	224,469

Gafisa S.A.

Notes to the individual and consolidated financial statements --Continued

December 31, 2012

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

21. Financial instruments

The Company and its subsidiaries participate in operations involving financial instruments. These instruments are managed through operational strategies and internal controls aimed at liquidity, return and safety. The use of financial instruments with the objective of hedging is made through a periodical analysis of exposure to the risk that the management intends to cover (exchange, interest rate, etc.) which is submitted to the corresponding Management bodies for approval and performance of the proposed strategy. The policy on control consists of permanently following up the contracted conditions in relation to the conditions prevailing in the market. The Company and its subsidiaries do not invest for speculation in derivatives or any other risky assets. The result from these operations is consistent with the policies and strategies devised by Company management. The Company and its subsidiaries operations are subject to the risk factors described below:

 (i)   Risk considerations

a)    Credit risk

The Company and its subsidiaries restrict their exposure to credit risks associated with cash and cash equivalents, investing in financial institutions considered highly rated and in short-term securities.

With regards to account receivable, the Company restricts its exposure to credit risks through sales to a broad base of customers and ongoing credit analysis. Additionally, there is no history of losses due to the existence of liens for the recovery of its products in the cases of default during the construction period. As of December 31, 2012 and 2011, there was no significant credit risk concentration associated with clients.

Gafisa S.A.

Notes to the individual and consolidated financial statements --Continued

December 31, 2012

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

21. Financial instruments --Continued

(i)    Risk considerations --Continued

b)    Derivative financial instruments

The Company adopts the policy of participating in operations involving derivative financial instruments with the objective of mitigating or eliminating currency, index and interest rate risks to its operations, when considered necessary.

The Company holds derivative instruments to mitigate its exposure to index and interest volatility recognized at their fair value in statement of operations. Pursuant to its treasury policies, the Company does not own or issue derivative financial instruments other than for hedging purposes.

As of December 31, 2012, the Company had derivative contracts for hedging purposes in relation to interest fluctuations, with final maturity from March 2013 and June 2017. The derivative contracts are as follows:

Consolidated
		Reais	Percentage		Validity		Gain (loss) not realized by derivative instruments - net

Companies	Swap agreements (Fixed for CDI)	Face value	Original Index	Swap	Beginning	End	2012	2011
Alphaville Urbanismo S/A	Banco Votorantim S.A.	90,000	Fixed 12.1556%	CDI 0.31%	06/15/2011	12/19/2011	-	(16)
Alphaville Urbanismo S/A	Banco Votorantim S.A.	90,000	Fixed 13.0074%	CDI 0.31%	12/19/2011	03/30/2012	-	505
Alphaville Urbanismo S/A	Banco Votorantim S.A.	90,000	Fixed 12.3600%	CDI 0.31%	03/30/2012	09/28/2012	-	856
Alphaville Urbanismo S/A	Banco Votorantim S.A.	90,000	Fixed 12.7901%	CDI 0.31%	09/28/2012	03/28/2013	2,198	815
Alphaville Urbanismo S/A	Banco Votorantim S.A.	90,000	Fixed 12.0559%	CDI 0.31%	03/28/2013	09/30/2013	1,938	238
Alphaville Urbanismo S/A	Banco Votorantim S.A.	90,000	Fixed 14.2511%	CDI 2.41%	09/30/2013	03/28/2014	1,641	117
Alphaville Urbanismo S/A	Banco Votorantim S.A.	67,500	Fixed 12.6190%	CDI 0.31%	03/28/2014	09/30/2014	1,123	251
Alphaville Urbanismo S/A	Banco Votorantim S.A.	67,500	Fixed 15.0964%	CDI 2.41%	09/30/2014	03/30/2015	923	297
Alphaville Urbanismo S/A	Banco Votorantim S.A.	45,000	Fixed 11.3249%	CDI 0.31%	03/30/2015	09/30/2015	332	(54)
Alphaville Urbanismo S/A	Banco Votorantim S.A.	45,000	Fixed 14.7577%	CDI 2.41%	09/30/2015	03/31/2016	414	97
Alphaville Urbanismo S/A	Banco Votorantim S.A.	22,500	Fixed 10.7711%	CDI 0.31%	03/31/2016	09/30/2016	94	(55)
Alphaville Urbanismo S/A	Banco Votorantim S.A.	22,500	Fixed 17.2387%	CDI 2.41%	09/30/2016	03/30/2017	436	266
Gafisa S/A	Banco Votorantim S.A.	110,000	Fixed 12.3450%	CDI 0.2801%	06/28/2011	12/29/2011	-	13
Gafisa S/A	Banco Votorantim S.A.	110,000	Fixed 13.3385%	CDI 0.2801%	12/29/2011	06/20/2012	-	1.316
Gafisa S/A	Banco Votorantim S.A.	110,000	Fixed 12.4481%	CDI 0.2801%	06/20/2012	12/20/2012	-	1.074
Gafisa S/A	Banco Votorantim S.A.	110,000	Fixed 12.8779%	CDI 0.2801%	12/20/2012	06/20/2013	2,722	836
Gafisa S/A	Banco Votorantim S.A.	110,000	Fixed 12.1440%	CDI 0.2801%	06/20/2013	12/20/2013	2,366	324
Gafisa S/A	Banco Votorantim S.A.	110,000	Fixed 14.0993%	CDI 1.6344%	12/20/2013	06/20/2014	2,096	324
Gafisa S/A	Banco Votorantim S.A.	82,500	Fixed 11.4925%	CDI 0.2801%	06/20/2014	12/22/2014	865	19
Gafisa S/A	Banco Votorantim S.A.	82,500	Fixed 13.7946%	CDI 1.6344%	12/22/2014	06/22/2015	907	284
Gafisa S/A	Banco Votorantim S.A.	55,000	Fixed 11.8752%	CDI 0.2801%	06/22/2015	12/21/2015	492	(64)
Gafisa S/A	Banco Votorantim S.A.	55,000	Fixed 14.2672%	CDI 1.6344%	12/21/2015	06/20/2016	584	213
Gafisa S/A	Banco Votorantim S.A.	27,500	Fixed 11.1136%	CDI 0.2801%	06/20/2016	12/20/2016	170	(45)
Gafisa S/A	Banco Votorantim S.A.	27,500	Fixed 15.1177%	CDI 1.6344%	12/20/2016	06/20/2017	366	124
							19,667	7.735

					Current		9.224	7,735
					Non-current		10.443	-

Gafisa S.A.

Notes to the individual and consolidated financial statements --Continued

December 31, 2012

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

21. Financial instruments --Continued

(i)    Risk considerations --Continued

b)    Derivative financial instruments --Continued

During the year ended December 31, 2012, the amount of R$6,151 (R$4,418 in 2011) in the Company’s statements and R$12,014 (R$7,735 in 2011) in the consolidated statements, which refers to net result of the interest swap transaction, was recognized in the “financial income” line in the statement of operations for the year, allowing correlation between the impact of such transactions and interest rate fluctuation in the Company’s balance sheet (Note 25).

The estimated fair value of derivative financial instruments contracted by the Company was determined based on information available in the market and specific evaluation methodologies. However, considerable judgment was necessary for interpreting market data to produce the estimated fair value of each transaction. Accordingly, the estimates above do not necessarily indicate the actual amounts to be realized upon the financial settlement of transactions.

c)    Interest rate risk

It arises from the possibility that the Company and its subsidiaries earn gains or incur losses because of fluctuations in the interest rates of its financial assets and liabilities. Aiming to mitigating this kind of risk, the Company and its subsidiaries seek to diversify funding in terms of fixed and floating rates. The interest rates on loans, financing and debentures are disclosed in Notes 12 and 13. The interest rates contracted on financial investments are disclosed in Note 4. Accounts receivable from real estate units delivered (Note 5), are subject to annual interest rate of 12%, appropriated on a pro rata basis.

d)    Liquidity risk

The liquidity risk consists of the possibility that the Company and its subsidiaries do not have sufficient funds to meet their commitments in view of settlement terms of their rights and obligations.

Gafisa S.A.

Notes to the individual and consolidated financial statements --Continued

December 31, 2012

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

21. Financial instruments --Continued

(i)    Risk considerations --Continued

d)    Liquidity risk

To mitigate the liquidity risks, and the optimization of the weighted average cost of capital, the Company and its subsidiaries permanently monitor the indebtedness levels according to the market standards and the fulfillment of covenants provided for in loan, financing and debenture agreements, in order to guarantee that the operating-cash generation and the advance funding, when necessary, are sufficient to stick to the schedule of commitments, not posing liquidity risk to the Company or its subsidiaries (Notes 12 and 13).

The maturities of financial instruments, loans, financing, suppliers, payables to venture partners and debentures are as follows:

	Company
Year ended December 31, 2012	Less than 1 year	1 to 3 years	4 to 5 years	More than 5 years	Total
Loans and financing (Note 12)	356,781	697,347	121,626	-	1,175,754
Debentures (Note 13)	184,279	629,358	360,262	-	1,173,899
Payables to venture partners (Note 15)	110,513	114,822	4,713	-	230,048
Suppliers	44,484	-	-	-	44,484
	696,057	1,441,527	486,601	-	2,624,185

	Company
Year ended December 31, 2011	Less than 1 year	1 to 3 years	4 to 5 years	More than 5 years	Total
Loans and financing (Note 12)	721,788	212,382	232,323	-	1,166,493
Debentures (Note 13)	1,286,176	-	-	-	1,286,176
Payables to venture partners (Note 15)	139,907	200,056	-	-	339,963
Suppliers	54,295	-	-	-	54,295
	2,202,166	412,438	232,323	-	2,846,927

	Consolidated
Year ended December 31, 2012	Less than 1 year	1 to 3 years	4 to 5 years	More than 5 years	Total
Loans and financing (Note 12)	812,483	1,176,313	191,647	-	2,180,443
Debentures (Note 13)	346,360	1,029,281	356,642	3,620	1,735,903
Payables to venture partners (Note 15)	161,373	153,892	8,441	-	323,706
Suppliers	167,008	-	-	-	167,008
	1,487,224	2,359,486	556,730	3,620	4,407,060

Gafisa S.A.

Notes to the individual and consolidated financial statements --Continued

December 31, 2012

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

21. Financial instruments --Continued

(i)    Risk considerations --Continued

d)    Liquidity risk --Continued

	Consolidated
Year ended December 31, 2011	Less than 1 year	1 to 3 years	4 to 5 years	More than 5 years	Total
Loans and financing (Note 12)	1,135,543	437,232	283,835	-	1,856,610
Debentures (Note 13)	1,899,200	-	-	-	1,899,200
Payables to venture partners (Note 15)	219,796	233,771	19,619	-	473,186
Suppliers	135,720	-	-	-	135,720
	3,390,259	671,003	303,454	-	4,364,716

Fair value classification

The Company uses the following classification to determine and disclose the fair value of financial instruments by the valuation technique:

Level 1: quoted prices (without adjustments) in active markets for identical assets or liabilities;

Level 2: input different from the quoted prices in active markets included in Level 1, which are observable, directly (as prices) or indirectly (prices derivate); and

Level 3: inputs to asset or liability not based on observable market data (nonobservable inputs).

The classification level of fair value for financial instruments measured at fair value through profit or loss of the Company, presented in the  Information as of December 31, 2012 and 2011:

	Company			Consolidated
	Fair value classification
As of December 31, 2012	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3

Financial assets
Cash equivalents (Note 4.1)	-	65,290	-	-	375,064	-
Short-term investments (Note 4.2)	-	307,704	-	-	1,054,151	-
Derivative financial instruments (Note 21.i.b)	-	10,568	-	-	19,667	-
Accounts receivable (Note 5)	-	1,064,016	-	-	3,891,506	-

Gafisa S.A.

Notes to the individual and consolidated financial statements --Continued

December 31, 2012

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

21. Financial instruments --Continued

(i)    Risk considerations --Continued

d)    Liquidity risk --Continued

Fair value classification--Continued

	Company			Consolidated
	Fair value classification
As of December 31, 2011	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3

Financial assets
Cash equivalents (Note 4.1)	-	1,110	-	-	50,970	-
Short-term investments (Note 4.2)	-	90,962	-	-	846,062	-
Derivative financial instruments (Note 21.i.b)	-	4,418	-	-	7,735	-
Accounts receivable (Note 5)	-	1,560,360	-	-	4,826,448	-

       In addition, we show the fair value classification of financial instruments liabilities:

	Company			Consolidated
	Fair value classification
As of December 31, 2012	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3

Financial assets
Loans and financing (Note 21.ii.a)	-	1.364.107	-	-	2.272.776	-
Debentures (Note 21.ii.a)	-	1.224.468	-	-	1.799.105	-
Payables to venture partners (Note 21.ii.a)	-	236.299	-	-	353.970	-
Suppliers	-	44.484	-	-	167.008	-

	Company			Consolidated
	Fair value classification
As of December 31, 2011	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3

Financial assets
Loans and financing (Note 21.ii.a)	-	1,169,728	-	-	1,860,995	-
Debentures (Note 21.ii.a)	-	1,294,439	-	-	1,907,463	-
Payables to venture partners (Note 21.ii.a)	-	339,963	-	-	473,186	-
Suppliers	-	54,295	-	-	135,720	-

       In the years ended December 31, 2012 and 2011 there were not any transfers between the Levels 1 and 2 fair value valuation, nor transfers between Levels 3 and 2 fair value valuation.

Gafisa S.A.

Notes to the individual and consolidated financial statements --Continued

December 31, 2012

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

21. Financial instruments --Continued

 (ii)  Fair value of financial instruments

a)    Fair value measurement

The following estimate fair values were determined using available market information and proper measurement methodologies. However, a considerable amount of judgment is necessary to interpret market information and estimate fair value. Accordingly, the estimates presented in this document are not necessarily indicative of amounts that the Company could realize in the current market. The use of different market assumptions and/or estimates methodology may have a significant effect on estimated fair values.

The following methods and assumptions were used in order to estimate the fair value for each financial instrument type for which the estimate of values is practicable.

(i)     The amounts of cash and cash equivalents, short-term investments, accounts receivable and other receivables, suppliers, and other current liabilities approximate to their fair values, recorded in the financial statements.

(ii)    The fair value of bank loans and other financial debts is estimated through future cash flows discounted using rates that are annually available for similar and outstanding debts or terms.

The main consolidated carrying amounts and fair values of financial assets and liabilities at December 31, 2012 and 2011 are as follows:

	Company
	2012		2011
	Carrying amount	Fair value	Carrying amount	Fair value

Financial assets
Cash and cash equivalents (Note 4.1)	95,836	95,836	32,226	32,226
Short-term investments (Note 4.2)	307,704	307,704	90,962	90,962
Derivative financial instruments	10,568	10,568	4,418	4,418
Trade accounts receivable (Note 5)	1,064,016	1,064,016	1,560,360	1,560,360

Financial liabilities
Loans and financing (Note 12)	1,175,754	1,364,107	1,166,493	1,169,728
Debentures (Note 13)	1,173,899	1,224,468	1,286,176	1,294,439
Payables to venture partners (Note 15)	230,048	236,299	339,963	339,963
Suppliers	44,484	44,484	54,295	54,295

Gafisa S.A.

Notes to the individual and consolidated financial statements --Continued

December 31, 2012

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

21. Financial instruments --Continued

(ii)   Fair value of financial instruments -- Continued

a)    Fair value measurement --Continued

	Consolidated
	2012		2011
	Carrying amount	Fair value	Carrying amount	Fair value

Financial assets
Cash equivalents (Note 4.1)	627.137	627.137	137.598	137.598
Short-term investments (Note 4.2)	1.054.151	1.054.151	846.062	846.062
Derivative financial instruments (Note 21(i)(b))	19.667	19.667	7.335	7.335
Trade accounts receivable (Note 5)	3,891,506	3,891,506	4,826,448	4,826,448

Financial liabilities
Loans and financing (Note 12)	2,180,443	2,272,776	1,856,610	1,860,995
Debentures (Note 13)	1,735,903	1,799,105	1,899,200	1,907,463
Payables to venture partners (Note 15)	323,706	353,970	473,186	473,186
Suppliers	167,008	167,008	135,720	135,720

a)     Risk of debt acceleration

As of December 31, 2012, the Company has loans and financing in effect, with restrictive covenants related to cash generation, indebtedness ratio and other. These restrictive covenants have been complied with by the Company and do not limit its ability to conduct its business as usual.

b)     Market risk

The Company carries out the development, construction and sales of real estate ventures. In addition to the risks that affect the real estate market as a whole, such as supply disruptions and volatility in the prices of construction materials and equipment, changes in the supply and demand for ventures in certain regions, strikes and environmental rules and zoning, the Company’s operations are particularly affected by the following risks:

Gafisa S.A.

Notes to the individual and consolidated financial statements --Continued

December 31, 2012

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

21. Financial instruments --Continued

(ii)   Fair value of financial instruments-- Continued

b) Market risk-- Continued

•  The state of the economy of Brazil, which may inhibit the development of the real estate industry as a whole, through the slowdown in economy, increase in interest rates, fluctuation of currency and political instability, besides other factors.

•  Impediment in the future, as a result of a new regulation or market conditions, to adjust for inflation receivables using certain inflation indexes, as currently permitted, which could make a venture financially or economically unviable.

•  The level of interest of buyers in a new venture launched or the sale price per unit necessary to sell all units may be below expectations, making the venture less profitable than expected.

•  In the event of bankruptcy or significant financial difficulties of a large company of the real estate industry, the industry as a whole may be adversely affected, which could decrease the customer confidence in other companies operating in the industry.

•  Local and regional real estate market conditions, such as oversupply, land shortage or significant increase in land acquisition cost.

•  Risk of buyers having a negative perception of the security, convenience and activities of the Company’s properties, as well as about their location.

•  The Company’s profit margins may be affected by the increase in operating costs, including investments, insurance premium, real estate taxes and government rates.

•  The opportunities for development may decrease.

•  The building and sale of real estate units may not be completed as scheduled, thus increasing the construction costs or cancelled contracts of sale contracts.

Gafisa S.A.

Notes to the individual and consolidated financial statements --Continued

December 31, 2012

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

21. Financial instruments--Continued

(ii)   Fair value of financial instruments -- Continued

b) Market risk -- Continued

•  Delinquency after the delivery of units acquired on credit. The Company has the right to file a collection action to receive the amounts due and/or repossess the real estate unit from the delinquent buyer, not being possible to guarantee that it will be able to recover the total amount of the debt balance or, once the real estate unit is repossessed, its sale in satisfactory conditions.

•  Occasional change in the policies of the National Monetary Council (CMN) on the investment of funds in the National Housing System (SFH) may reduce the supply of financing to customers.

•  Drop in the market value of land held in inventory, before the development of a real estate venture to which it was intended, and the incapacity to maintain the margins that were previously projected for such developments.

(iii)   Capital stock management

The objective of the Company’s capital stock management is to guarantee a strong credit rating is maintained in institutions and an optimum capital ratio, in order to support the Company’s business and maximize value to shareholders.

The Company controls its capital structure by making adjustments and adapting to current economic conditions. In order to maintain its structure adjusted, the Company may pay dividends, return on capital of shareholders, raise new loans and issue debentures, among others.

There were no changes in objectives, policies or procedures during the years ended December 31, 2012 and 2011.

The Company included in its net debt structure: loans and financing, debentures, obligations assumed on assignment of receivables and obligations to venture partners less cash and cash equivalents and short-term investments (cash and cash equivalents and short-term investments):

Gafisa S.A.

Notes to the individual and consolidated financial statements --Continued

December 31, 2012

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

21. Financial instruments—Continued

(iii)   Capital stock management-- Continued

	Company		Consolidated
	2012	2011	2012	2011

Loans and financing (Note 12)	1,175,754	1,166,493	2,180,443	1,856,610
Debentures (Note 13)	1,173,899	1,286,176	1,735,903	1,899,200
Obligations assumed on assignment of receivables (Note 14)	132,783	296,909	336,780	501,971
Payables to venture partners (Note 15)	230,048	339,963	323,706	473,186
( - ) Cash and cash equivalents and short-term investments (Note 4.1 and 4.2)	(403,540)	(123,188)	(1,681,288)	(983,660)
Net debt	2,308,944	2,966,353	2,895,544	3,747,307
Equity	2,544,504	2,648,473	2,692,367	2,747,094
Equity and net debt	4,853,448	5,614,826	5,587,911	6,494,401

 (iv) Sensitivity analysis

The chart shows the sensitivity analysis of financial instruments for the period of one year, except swap contracts, which are analyzed through their due dates, describing the risks that may incur material losses on the Company’s result, as provided for by CVM, through Rule No. 475/08, in order to show a 25% and 50% increase/decrease in the risk variable considered.

As of December 31, 2012 and 2011, the Company has the following financial instruments:

a)  Short-term investments, loans and financing, and debentures linked to Interbank Deposit Certificates (CDI);

b)  Loans and financing and debentures linked to the Referential Rate (TR) and CDI, and debentures indexed to the CDI, IPCA and TR;

c)  Trade accounts receivable, linked to the National Civil Construction Index (INCC).

To the sensitivity analysis of the interest rates of investments, loans and accounts receivables, the Company considered the CDI rate at 6.94%, the TR at 0.00%, the INCC rate at 7.12%, the General Market Prices Index (IGP-M) at 7.81% and the National Consumer Price Index – Extended (IPCA) at 5.84%.

The scenarios considered were as follows:

Scenario I: 50% increase in the risk variables used for pricing

Scenario II: 25% increase in the risk variables used for pricing

Scenario III: 25% decrease in the risk variables used for pricing

Scenario IV: 50% decrease in the risk variables used for pricing

Gafisa S.A.

Notes to the individual and consolidated financial statements --Continued

December 31, 2012

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

21. Financial instruments --Continued

(iv)  Sensitivity analysis--Continued

As of December 31, 2012:

		Scenario
		I	II	III	IV
Instrument	Risk	Increase 50%	Increase 25%	Decrease 25%	Decrease 50%

Short-term investments	Increase/decrease of CDI	36,787	18,394	(18,394)	(36,787)
Loans and financing	Increase/decrease of CDI	(36,373)	(18,186)	18,186	36,373
Debentures	Increase/decrease of CDI	(18,158)	(9,079)	9,079	18,158
Payables to venture partners	Increase/decrease of CDI	(6,700)	(3,350)	3,350	6,700
Derivative financial instruments	Increase/decrease of CDI	(24,394)	(11,607)	16,898	32,823

Net effect of CDI variation		(48,838)	(23,828)	29,119	57,267

Loans and financing	Increase/decrease of TR	-	-	-	-
Debentures	Increase/decrease of TR	-	-	-	-

Net effect of TR variation		-	-	-	-

Debentures	Increase/decrease of IPCA	(370)	(185)	185	370

Net effect of IPCA variation		(370)	(185)	185	370

Accounts receivable	Increase/decrease of INCC	202,674	101,337	(101,337)	(202,674)
Properties for sale	Increase/decrease of INCC	71,532	35,766	(35,766)	(71,532)

Net effect of INCC variation		274,206	137,103	(137,103)	(274,206)

Accounts receivable	Increase/decrease of IGP-M	66,359	33,180	(33,180)	(66,359)
Payables to venture partners	Increase/decrease of IGP-M	(2,181)	(1,090)	1,090	2,181

Net effect of IGP-M variation		64,178	32,090	(32,090)	(64,178)

Gafisa S.A.

Notes to the individual and consolidated financial statements --Continued

December 31, 2012

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

21. Financial instruments --Continued

(iv)  Sensitivity analysis --Continued

As of December 31, 2011:

		Scenario
		I	II	III	IV
Instrument	Risk	Increase 50%	Increase 25%	Decrease 25%	Decrease 50%

Short-term investments	Increase/decrease of CDI	28,366	14,183	(14,183)	(28,366)
Loans and financing	Increase/decrease of CDI	(48,302)	(24,151)	24,151	48,302
Debentures	Increase/decrease of CDI	(32,279)	(16,140)	16,140	32,279
Payables to venture partners	Increase/decrease of CDI	(15,123)	(7,562)	7,562	15,123
Derivative financial instruments	Increase/decrease of CDI	(16,135)	(8,538)	9,613	20,503

Net effect of CDI variation		(83,473)	(42,208)	43,283	87,841

Loans and financing	Increase/decrease of TR	(3,915)	(1,958)	1,958	3,915
Debentures	Increase/decrease of TR	(7,051)	(3,526)	3,526	7,051

Net effect of TR variation		(10,966)	(5,484)	5,484	10,966

Loans and financing	Increase/decrease of IPCA	(318)	(159)	159	318

Net effect of IPCA variation		(318)	(159)	159	318

Accounts receivable	Increase/decrease of INCC	164,861	82,430	(82,430)	(164,861)
Properties for sale	Increase/decrease of INCC	75,018	37,509	(37,509)	(75,018)
Assignment of receivables	Increase/decrease of INCC	(5,964)	(2,982)	2,982	5,964

Net effect of INCC variation		233,915	116,957	(116,957)	(233,915)

Assignment of receivables	Increase/decrease of IGP-M	(4,984)	(2,492)	2,492	4,984

Net effect of IGP-M variation		(4,984)	(2,492)	2,492	4,984

Embedded derivative

The purchase agreement includes an obligation for the Company to purchase in 2012 the remaining 20% of AUSA’s common shares which are held by noncontrolling interests. The purchase price will be based on the fair value of the shares and will be settled in cash or shares, at the Company’s sole discretion. There is an embedded derivative component to the shareholders’ agreement, relating to the obligation to purchase additional AUSA shares. As the fair value of this embedded derivative for all reporting years has no significant value, since the future settlement of the derivative will be based on the fair value of AUSA’s capital stock, no derivative asset or liability has been recorded. The future settlement in cash, or shares represented an estimated amount of R$358,985 as of December 31, 2012 and 2011.

Gafisa S.A.

Notes to the individual and consolidated financial statements --Continued

December 31, 2012

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

22. Related parties

22.1.  Balances with related parties

The balances between the Company and related companies are realized under conditions and prices established between the parties.

	Company		Consolidated
Current accounts	2012	2011	2012	2011

Assets
Current account (c):
Total SPEs	39,726	34,162	115,258	50,694
Condominium and consortia (b) and thirty party’s works (a)	73,559	33,513	73,559	33,513
Loan receivable (d)	80,327	59,066	76,002	104,059
Dividends receivable	43,209	50,471	-	-
	236,821	177,212	264,819	188,266

Current portion	156,494	118,146	188,817	84,207
Non-current	80,327	59,066	76,002	104,059

Liabilities
Current account (c):
Condominium and consortia (b)	-	(30,586)	-	(30,717)
Purchase/sale of interests	(36,172)	(25,000)	(36,172)	(25,000)
Total SPEs and Tenda	(437,042)	(142,611)	(39,390)	(42,220)
	(473,214)	(198,197)	(75,562)	(97,937)

Current portion	(473,214)	(198,197)	(75,562)	(97,937)

(a)   Refers to operations in third-party’s works.

(b)   Refers to transactions between the consortia leader and partners and condominiums.

(c)   The Company participates in the development of real estate ventures with other partners, directly or through related parties, based on the formation of condominiums and/or consortia. The management structure of these enterprises and the cash management are centralized in the lead partner of the enterprise, which manages the construction schedule and budgets. Thus, the lead partner ensures that the investments of the necessary funds are made and allocated as planned. The sources and use of resources of the venture are reflected in these balances, observing the respective interest of each investor, which are not subject to indexation or financial charges and do not have a fixed maturity date. Such transactions aim at simplifying business relations that demand the joint management of amounts reciprocally owed by the involved parties and, consequently, the control over the change of amounts reciprocally granted which offset against each other at the time the current account is closed. The average term for the development and completion of the projects in which the resources are invested is between 24 and 30 months. The Company receives a compensation for the management of these ventures.

(d)   The loans of the Company and its subsidiaries, shown below, are made because these subsidiaries need cash for carrying out their respective activities, being subject to the respective agreed-upon financial charges. The businesses and operations with related parties are carried out based on conditions that are strictly on arm’s length transaction basis and appropriate, in order to protect the interests of the both parties involved in the business. The composition, nature and condition of loan receivable by the Company is shown below:

Gafisa S.A.

Notes to the individual and consolidated financial statements --Continued

December 31, 2012

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

22. Related parties --Continued

22.1.  Balances with related parties --Continued

	Company
	2012	2011	Nature	Interest rate

Laguna Di Mare - Tembok Planej. E Desenv. Imob. Ltda.	7,108	9,389	Construction	12% p.a. + IGPM
Vistta Laguna - Tembok Planej. E Desenv. Imob. Ltda.	15,330	7,276	Construction	12% p.a. + IGPM
Gafisa SPE 65 Emp. Imobiliários Ltda.	2,605	1,636	Construction	3% p.a. + CDI
Gafisa SPE 46 Emp. Imobiliários Ltda.	884	860	Construction	12% p.a. + IGPM
Gafisa SPE 73 Emp. Imobiliários Ltda.	-	3,443	Construction	12% p.a. + IGPM
Gafisa SPE 71 Emp. Imobiliários Ltda.	4,992	2,119	Construction	3% p.a. + CDI
Gafisa SPE 76 Emp. Imobiliários Ltda.	3,435	11	Construction	4% p.a. + CDI
Acquarelle Civilcorp Incorporações Ltda.	-	946	Construction	12% p.a. + IGPM
Manhattan Residencial I	13	29,541	Construction	10% p.a. + TR
Manhattan Comercial I	344	2,622	Construction	10% p.a. + TR
Manhattan Residencial II	44,708	113	Construction	10% p.a. + TR
Manhattan Comercial II	14	54	Construction	10% p.a. + TR
Target	-	1,056	Construction	12% p.a. + IGPM
Scena Laguna - Tembok Planej. e Desenv. Imob. Ltda.	894	-	Construction	12% p.a. + IGPM
Total Company	80,327	59,066

	Consolidated
	2012	2011	Nature	Interest rate

Laguna Di Mare - Tembok Planej. E Desenv. Imob. Ltda.	7,108	9,389	Construction	12% p.a. + IGPM
Vistta Laguna - Tembok Planej. E Desenv. Imob. Ltda.	15,330	7,276	Construction	12% p.a. + IGPM
Gafisa SPE 65 Emp. Imobiliários Ltda.	2,605	1,636	Construction	3% p.a. + CDI
Gafisa SPE-46 Emp. Imobiliários Ltda.	884	860	Construction	12% p.a. + IGPM
Gafisa SPE-73 Emp. Imobiliários Ltda.	-	3,443	Construction	12% p.a. + IGPM
Gafisa SPE-71 Emp. Imobiliários Ltda.	4,992	2,119	Construction	3% p.a. + CDI
Gafisa SPE- 76 Emp. Imobiliários Ltda.	3,435	11	Construction	4% p.a. + CDI
Acquarelle - Civilcorp Incorporações Ltda.	-	946	Construction	12% p.a. + IGPM
Manhattan Residencial I	-	29,541	Construction	10% p.a. + TR
Manhattan Comercial I	-	2,622	Construction	10% p.a. + TR
Manhattan Residencial II	-	113	Construction	10% p.a. + TR
Manhattan Comercial II	-	54	Construction	10% p.a. + TR
Target	-	1,056	Construction	12% p.a. + IGPM
Scena Laguna - Tembok Planej. E Desenv. Imob. Ltda.	894	-	Construction	12% p.a. + IGPM
Fit Jardim Botanico SPE Emp. Imob. Ltda.	17,190	16,429	Construction	113.5% of 126.5% do CDI
Fit 09 SPE Emp. Imob. Ltda.	6,354	5,585	Construction	120% of 126.5% do CDI
Fit 08 SPE Emp. Imob. Ltda.	-	875	Construction	110.65% of 126.5% of CDI
Fit 19 SPE Emp. Imob. Ltda.	3,977	3,977	Construction	113.5% of 126.5% of CDI
Acedio SPE Emp. Imob. Ltda.	3,224	2,908	Construction	113.5% of 126.5% of CDI
Ac Participações Ltda.	3,264	1,251	Construction	12% p.a. + IGPM
Jardins da Barra Desenv. Imob. Ltda.	4,771	4,800	Construction	6% p.a.
Fit Roland Garros Emp. Imob. Ltda.	-	4,461	Construction	-
Other	1,974	4,707	Construction	Several
Total consolidated	76,002	104,059

Gafisa S.A.

Notes to the individual and consolidated financial statements --Continued

December 31, 2012

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

22. Related parties --Continued

22.1.  Balances with related parties --Continued

In the year ended December 31, 2012 the recognized financial income from interest on loans amounted to R$2,333 (R$6,642 in 2011) in the Company’s  statement and R$3,137 (R$7,667 in 2011) in the consolidated statement (Note 25).

Information regarding management transactions and compensation is described in Note 26.

22.2.  Endorsements, guarantees and sureties

The financial transactions of the wholly-owned subsidiaries or special purpose entities of the Company have the endorsement or surety in proportion to the interest of the Company in the capital stock of such companies, except certain specific cases in which the Company provides guarantees for its partners in the amount of R$2,341,658, as of December 31, 2012 (R$1,486,326 in 2011).

23. Net operating revenue

	Company		Consolidated
	2012	2011	2012	2011

Gross operating revenue
Real estate development, sale and barter transactions	1,336,205	1,113,306	3,992,209	3,470,886
(Recognition) Reversal of allowance for doubtful accounts and provision for cancelled contracts (Note 5)	(11,444)	(5,585)	252,993	(301,394)
Taxes on sale of real estate and services	(121,781)	(98,974)	(291,920)	(228,986)
Net operating revenue	1,202,980	1,008,747	3,953,282	2,940,506

Gafisa S.A.

Notes to the individual and consolidated financial statements --Continued

December 31, 2012

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

24.     Costs and expenses by nature

These are represented by the following:

	Company		Consolidated
	2012	2011	2012	2011
Cost of real estate development and sale:
Construction cost	(549,158)	(691,213)	(1,878,800)	(2,292,528)
Land cost	(224,197)	(102,217)	(456,995)	(283,867)
Development cost	(39,506)	(47,339)	(147,615)	(119,935)
Capitalized financial charges (Note 12)	(71,842)	(84,353)	(183,113)	(163,578)
Maintenance / warranty	(21,607)	(22,336)	(61,264)	(39,625)
Provision for cancelled contracts (Note 5)	-	-	(213,238)	221,195
	(906,310)	(947,458)	(2,941,025)	(2,678,338)

Commercial expenses:
Marketing expenses	(49,154)	(55,290)	(168,611)	(179,709)
Brokerage and sale commission	(47,138)	(53,022)	(104,428)	(157,762)
Institutional marketing expenses	(6,845)	(7,699)	(14,915)	(25,023)
Customer Relationship Management expenses	(6,222)	(6,999)	(13,558)	(22,748)
Other	(3,733)	(4,199)	(6,821)	(7,939)
	(113,092)	(127,209)	(308,333)	(393,181)

General and administrative expenses:
Salaries and payroll charges	(45,450)	(33,574)	(137,175)	(126,635)
Employee benefits	(3,185)	(4,603)	(11,575)	(11,404)
Travel and utilities	(2,644)	(4,005)	(10,853)	(11,115)
Services	(23,859)	(11,480)	(40,268)	(16,947)
Rents and condominium fees	(5,165)	(6,701)	(12,957)	(12,182)
IT	(6,535)	(9,562)	(14,575)	(12,787)
Organizational development	(3,015)	(4,362)	(7,215)	(7,288)
Stock option plan (Note 19.3)	(18,319)	(15,429)	(27,639)	(19,272)
Reserve for profit sharing (Note 26.iii)	(29,433)	-	(64,011)	(17,196)
Other	(1,250)	(6,129)	(20,425)	(16,632)
	(138,855)	(95,845)	(346,693)	(251,458)

Other income (expenses), net:
Expenses with lawsuits (Note 17)	(52,915)	(37,467)	(94,932)	(57,902)
Equity pick-up in unincorporated venture (“SCP”)	25,937	(30,828)	-	-
Other	537	5,615	(2,910)	23,362
	(26,441)	(62,680)	(97,842)	(34,540)

Gafisa S.A.

Notes to the individual and consolidated financial statements --Continued

December 31, 2012

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

25. Financial income

	Company		Consolidated
	2012	2011	2012	2011
Financial income
Income from financial investments	14,166	29,356	50,873	62,724
Financial income on loans (Note 22)	2,333	6,642	3,137	7,667
Interest income	1,247	516	3,375	15,289
Other financial income	548	7	23,244	7,293
	18,294	36,521	80,629	92,973
Financial expenses
Interest on funding, net of capitalization (Note 12)	(143,597)	(118,731)	(167,289)	(149,274)
Amortization of debenture cost	(3,457)	(1,870)	(3,684)	(3,348)
Payables to venture partners	(16,672)	(34,998)	(23,846)	(42,088)
Banking expenses	(2,605)	(2,101)	(18,853)	(13,108)
Derivative transactions (Note 21 (i) (b))	6,151	4,418	12,014	7,735
Discount in securitization transaction	(18,871)	(1,978)	(47,559)	(11,169)
Offered discount and other financial expenses	(11,359)	(18,407)	(38,352)	(41,624)
	(190,410)	(173,667)	(287,569)	(252,876)

26. Transactions with management and employees

(i)    Management compensation

The amounts recorded in the account “general and administrative expenses” for the years ended  December 31, 2012 and 2011, related to the compensation of the Company’s key management personnel are as follows:

	Management compensation
2012	Board of Directors	Statutory Board	Total	Fiscal Council

Number of members	9	6	15	3
Annual fixed compensation (in R$)	1,791	3,924	5,715	138
Salary / Fees	1,772	3,710	5,482	138
Direct and indirect benefits	19	214	233	-
Monthly compensation (in R$)	149	302	451	11
Total compensation	1,791	3,924	5,715	138

	Management compensation
2011	Board of Directors	Statutory Board	Total	Fiscal Council

Number of members	8	6	14	3
Annual fixed compensation (in R$)	1,473	3,497	4,970	137
Salary / Fees	1,473	3,294	4,767	137
Direct and indirect benefits	-	203	203	-
Monthly compensation (in R$)	123	291	414	11
Total compensation	1,473	3,497	4,970	137

The maximum aggregate compensation of the Company’s management for this year, from January to December 2012, was established at R$17,285, as approved at the Annual Shareholders’ Meeting held on May 11, 2012.

Gafisa S.A.

Notes to the individual and consolidated financial statements --Continued

December 31, 2012

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

26. Transactions with management and employees --Continued

(ii)   Sales

In the year ended December 31, 2012, the total sales of units sold in 2012 to the Management is R$3,817 (R$3,165 in 2011) and the total receivables is R$5,471 (R$4,668 in 2011).

(iii)   Profit sharing

The Company has a profit sharing plan that entitles its employees  and management members, and those of its subsidiaries to participate in the distribution of profits the Company.

This plan is tied to the achievement of specific targets, established, agreed-upon and approved by the Board of Directors at the beginning of each year.

The recognition of the provision for the Company bonus for 2012 takes into consideration a set of targets, among which are two mandatory metrics: (1) operating cash generation and (2) indebtedness ratio (net debt + payables to venture partners) / (equity). Accordingly, as of December 31, 2012, the Company recorded a provision for profit sharing amounting to  R$29,433 in the Company’s  statement and R$64,011 in the consolidated statement (R$17,196 in 2011 related to the subsidiary AUSA) under the account “General and Administrative Expenses” (Note 24).

Of this amount, R$10,603 refers to expenses for profit sharing of the statutory boards of the Company. In 2011, the metrics used to recognize the provision for bonus were different, and these were only attained by the subsidiary AUSA.

As shown in the previous tables and paragraphs, the aggregate compensation of Management and Fiscal Council members of the Company is according to the limit approved at the Annual Shareholders’ Meeting, held on May 11, 2012, corresponding to R$17,285.

Gafisa S.A.

Notes to the individual and consolidated financial statements --Continued

December 31, 2012

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

27. Insurance

Gafisa S.A. and its subsidiaries maintain insurance policies against engineering risk, barter guarantee, guarantee for the completion of the work and civil liability related to unintentional personal damages caused to third parties and material damages to tangible assets, as well as against fire hazards, lightning strikes, electrical damages, natural disasters and gas explosion. The contracted coverage is considered sufficient by management to cover possible risks involving its assets and/or responsibilities.

The assumptions adopted, given their nature, are not included in the scope of the audit of financial statements. Accordingly, they were not audited by our independent public accountants.

Gafisa S.A.

Notes to the individual and consolidated financial statements --Continued

December 31, 2012

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

28. Loss per share

In accordance with CPC 41, the Company shall present basic and diluted loss per share. The comparison data of basic and diluted earnings (loss) per share shall be based on the weighted average number of shares outstanding for the year, and all dilutive potential shares outstanding for each year presented, respectively.

Diluted earnings per share is computed similarly to basic earnings per share except that the outstanding shares are increased to include the number of additional shares that would have been outstanding if the potential dilutive shares attributable to stock options and redeemable noncontrolling interest (see Note 2.1.1. Information regarding subsidiary - AUSA) had been issued during the respective periods, utilizing the weighted average stock price.

The following table shows the calculation of basic and diluted loss per share. In view of the losses for the years, shares with dilutive potential are not considered, because the impact would be antidilutive.

	2012	2011
Basic and diluted numerator
Undistributed loss	(124,504)	(944,868)
Undistributed loss, available for the holders of common shares	(124,504)	(944,868)

Basic and diluted denominator (in thousands of shares)
Weighted average number of shares	432,246	431,586

Basic and diluted loss per share (in Reais)	(0.2880)	(2.1893)

Diluted numerator
Undistributed loss	(124,504)	(944,868)

Gafisa S.A.

Notes to the individual and consolidated financial statements --Continued

December 31, 2012

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

29. Segment information

The Company's management assesses segment information on the basis of different business segments rather than based on the geographical regions of operations.

The Company operates in the following segments: Gafisa for ventures targeted at high and medium income; Alphaville for land subdivision; and Tenda for ventures targeted at low income.

The Company's chief executive officer, who is responsible for allocating resources to businesses and monitoring their progresses, uses economic present value data, which is derived from a combination of historical and forecasted operating results. The Company provides below a measure of historical profit or loss, segment assets and other related information for each reporting segment.

Segment information do not segregate operating expenses and general and administrative expenses. No revenues from an individual client represented more than 10% of net sales and/or services.

				Consolidated
	Gafisa S.A. (i)	Tenda	AUSA	2012
Net operating revenue	2,018,100	1,125,670	809,512	3,953,282
Operating costs	(1,572,948)	(977,472)	(390,605)	(2,941,025)

Gross income	445,152	148,198	418,907	1,012,257

Depreciation and amortization	(69,155)	(16,167)	(2,262)	(87,584)
Financial expenses	(203,024)	(33,680)	(50,865)	(287,569)
Financial income	31,856	36,903	11,870	80,629
Tax expenses	(20,695)	(5,748)	(14,785)	(41,228)

Net income (loss) for the year	(158,915)	(122,857)	157,268	(124,504)

Customers (short and long term)	2,068,157	1,111,185	712,164	3,891,506
Inventories (short and long term)	1,309,990	856,461	294,232	2,460,683
Other assets	959,243	1,357,140	402,422	2,718,805

Total assets	4,337,390	3,324,786	1,408,818	9,070,994

Total liabilities	4,043,879	1,477,912	856,836	6,378,627

Gafisa S.A.

Notes to the individual and consolidated financial statements --Continued

December 31, 2012

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

29. Segment information --Continued

				Consolidated
	Gafisa S.A. (i)	Tenda	AUSA	2011
Net operating revenue	1,821,925	445,982	672,599	2,940,506
Operating cost	(1,601,727)	(725,459)	(351,152)	(2,678,338)

Gross income (loss)	220,198	(279,477)	321,447	262,168

Depreciation and amortization	(67,653)	(14,444)	(1,331)	(83,428)
Financial expenses	(206,638)	(13,147)	(33,091)	(252,876)
Financial income	51,986	28,804	12,183	92,973
Tax expenses	(78,409)	(39,339)	(24,614)	(142,362)

Net income (loss) for the year	(413,727)	(660,058)	128,917	(944,868)

Customers (short and long term)	2,793,045	1,476,882	556,521	4,826,448
Inventories (short and long term)	1,420,194	1,188,319	238,777	2,847,290
Other assets	851,265	813,610	168,011	1,832,886

Total assets	5,064,504	3,478,811	963,309	9,506,624

Total liabilities	4,166,655	1,949,419	643,456	6,759,530

 (i)   Includes all direct subsidiaries, except Tenda and Alphaville Urbanismo S.A.

30. Real estate ventures under construction – information and commitments

In order to enhance its notes and in line with items 20 and 21 of ICPC 02, the Company describes below some information on ventures under construction as of December 31, 2012:

30.1     The contracted sales revenue deducted from the appropriated sales revenue is the unappropriated sales revenue (net revenue calculated by the continuous transfer approach, according to OCPC 04). The unappropriated sales revenue of ventures under construction plus the accounts receivable of completed ventures plus the advance from clients less cumulative receipts, comprise the receivables from developments, as follows:

Ventures under construction:
Contracted sales revenue (*)	7,683,127
Appropriated sales revenue (A) (**)	(4,005,101)
Unappropriated revenue – external venture management (*)	46,709
Unappropriated sales revenue (B) (*)	3,724,735

Completed ventures (C)	2,411,174

Cumulative receipts (D) (**)	(2,342,920)

Gafisa S.A.

Notes to the individual and consolidated financial statements --Continued

December 31, 2012

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

30. Real estate ventures under construction – information and commitments --Continued

Advances from clients
Appropriated revenue surplus (Note 18) (E)	138,787

Total accounts receivable from developments (Note 5) (-A+C+D+E)	4,212,142

 (*)Information other than accounting considered in the scope of independent auditors only to support the conclusion on the appropriated sales revenue recognized using the percentage-of-completion method (PoC).

(**) Amounts stated cumulatively. Accordingly, they do not reflect the impacts on the statement of operations for the year.

The information on unappropriated sales revenue and contracted sales revenue do not include ventures that are subject to restriction due to a suspensive clause, the legal period of 180 days in which the Company can cancel a development and therefore is not appropriated to the result.

The real estate development revenue from units sold and under construction of real estate development is appropriated to statement of operations over the construction period of ventures, in compliance with the requirements of item 14 of CPC 30 – Revenue. The procedures adopted in the appropriation to statement of operations over the construction period are described in Note 2 – Presentation of  Financial Statements and summary of main accounting practices.

30.2     As of December 31, 2012, the total cost incurred and to be incurred in connection with units sold or in inventory, estimated until the completion of ventures under construction, is as follows:

Ventures under construction:

Incurred cost of units in inventory (Note 6)	928,773
Estimated cost to be incurred with units in inventory (*)	1,284,071
Total estimated cost incurred and to be incurred with units in inventory (a)(F)	2,212,844

Estimated cost of units sold (*) (G)	5,255,068
Incurred cost of units sold (H) (**)	(3,059,114)
Unappropriated estimated cost of units sold (*) (I)	2,195,954

Total cost incurred and to be incurred (F+G)	7,467,912

Gafisa S.A.

Notes to the individual and consolidated financial statements --Continued

December 31, 2012

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

30. Real estate ventures under construction – information and commitments--Continued

(a) The amount of R$591,877 refers to units of cancelled developments not yet cancelled with the respective customers.

(*)Information other than accounting considered in the scope of independent auditors only to support the conclusion on the appropriated sales revenue recognized using the percentage-of-completion method (PoC).

(**)Amounts stated cumulatively. Accordingly, they do not reflect the impacts on the statement of operations for the year.

30.3     As of December 31, 2012, the estimated income to be earned until the completion of ventures under construction in connection with units sold is as follows:

Unappropriated sales revenue (B)	3,724,735
Unappropriated barter for land	51,478
3,776,213

Unappropriated cost of units sold (I)	(2,195,954)
Estimated profit	1,580,259

Information other than accounting considered in the scope of independent auditors only to support the conclusion on the appropriated sales revenue recognized using the percentage-of-completion method (PoC). The estimated profit shown does not consider the tax effects or the present value adjustment, and the costs of lands, financial charges and guarantees, which will be carried out as at the extent they are realized.

30.4     As of December 31, 2012, the retained profit of ventures under construction in connection with units sold is as follows:

Appropriated sales revenue (A) (**)	4,005,101
Appropriated barter for land (**)	277,505
4,282,606

Incurred cost of units sold (H) (**)	(3,059,114)
Profit (**)	1,223,492

(**)Amounts stated cumulatively. Accordingly, they do not reflect the impacts on the statement of operations for the year.

Gafisa S.A.

Notes to the individual and consolidated financial statements --Continued

December 31, 2012

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

30. Real estate ventures under construction – information and commitment --Continued

The above profit is gross of taxes and present value adjustment (AVP).

30.5 The Company shows below a table of the percentage of asset related to the Company’s ventures that are included in the structures of equity segregation of the purchase as of December 31, 2012.

2012

Total assets included in the structures of equity segregation of the purchase (*)	9,061,725
Total consolidated assets	9,070,994
Percentage	99,90%

(*) Total assets of the Company, except for the Gafisa Vendas subsidiary, a company that sells the ventures of Gafisa. Regarding the ventures of subsidiaries, the follow-up of the cash and cash equivalents and corporate debts are carried out through the National Corporate Taxpayers’ Registry (CNPJ) of the company and not separately by venture.

31. Communication with regulatory bodies

a)  On June 14, 2012, the Company received a subpoena from the Securities Exchange Commission’s Division of Enforcement related to the Matter of Certain 20-F Filer Home Builders listed at SEC, Foreign Private Issuers (FPI). The subpoena requests that the Company produces all documents from January 1, 2010 to the Company’s reply date related to the preparation of our financial statements, including, among other things, copies of our financial policies and procedures, board and audit committee and operations committee minutes, monthly closing reports and financial packages, any documents relating to possible financial or accounting irregularities or improprieties and internal audit reports. The SEC’s investigation is a non-public, fact-finding inquiry and is not clear what action, if any, the SEC intends to take with respect to the information it gathers. The SEC subpoena does not specify any charges. The Company has already submitted all the information requested by SEC, which as of the publication of this financial statements has not issued any opinion.

Gafisa S.A.

Notes to the individual and consolidated financial statements --Continued

December 31, 2012

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

31. Communication with regulatory bodies --Continued

On July 31, 2012, the Company received the CVM/SEP/GEA-5/ Letter No. 208/2012, requesting information related to criteria for measurement and recognition of revenue and enhancement in the disclosure of some notes to  information, as mentioned in Notes 2 and 29. The Company has already provided all information requested by the CVM. In addition, on February 19, 2013, the Company received the CVM/SEP/GEA-5/ Letter No. 040/2013 recommending the enhancement of its Notes to the financial statements regarding the percentage of assets by venture that is included in the structures of equity segregation of the purchase, and this additional disclosure was included in Note 30.

32. Analysis of strategic options for Alphaville

On September 10, 2012, the Company published a material fact announcing that it had begun an analysis of strategic options for the Alphaville segment in order to maximize shareholder value. The process to capture this value may involve Alphaville’s going public, the sale of a stake in the company or even maintenance of its current condition. Gafisa contracted a financial and strategic advisor for analysis of available options for the business considering the best interest of its shareholders and will inform the market as soon as a decision on this matter is made.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: March 26, 2013

Gafisa S.A.

By:	/s/ Alceu Duílio Calciolari
Name: Alceu Duílio Calciolari Title: Chief Executive Officer